
05007173

4/12

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rexam

*CURRENT ADDRESS


PROCESSED
APR 12 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/12/05

REXAM

annual report 2004

further year of good growth








Rexam is a

leading global consumer packaging company

and the largest beverage can maker in the world.

We are business partners to some of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies.

We employ 22,000 people in 22 countries.

Three things characterise us: leadership in our industry, our commitment to innovation and our passion to deliver exceptional value.





contents

the rexam year at a glance

	2004	2003 Restated[1]	Increase
Operating profit	£300m	£215m	
Profit before tax	£195m	£3m	
Basic earnings/(loss) per share	21.0p	(9.5)p	
Sales from ongoing operations[2]	£3,124m	£2,999m	+4%
Underlying operating profit[3]	£391m	£344m	+14%
Underlying profit before tax[3]	£300m	£239m	+26%
Underlying earnings per share[3]	38.2p	33.8p	+13%
Dividends per share	17.25p	16.4p	+5.2%

1 Restated for UITF38 "Accounting for ESOP Trusts"

2 Sales including sales of associates but excluding sales of disposed and discontinued businesses and businesses for sale

3 Before goodwill amortisation and exceptional items

This year we have also published the Annual Review 2004 which qualifies as a Summary Financial Statement. The Annual Review 2004 does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group.

Shareholders who have received the Annual Report but wish to receive the Annual Review instead in future years should telephone or write to Lloyds TSB Registrars, The Causeway, Worthing West Sussex BN99 6DA, United Kingdom. Telephone +44 (0)870 241 3931

The Annual Report 2004 is available to view online at www.rexam.com/ar04. Downloadable files are also provided.

This report was produced by Rexam, designed by ID Kommunikation, Sweden, and printed by Viking Print, UK. It is printed on Scandia 2000, an uncoated paper made from wood-free, chlorine-free pulp.

Photography by Lasse Davidsson, Stephen Hyde, Simon Mooney, Gunnar Nydrén and Eric Wu.

by business

☐ BEVERAGE PACKAGING

☐ PLASTIC PACKAGING

SALES INCLUDING ASSOCIATES
ONGOING OPERATIONS 2004



UNDERLYING OPERATING PROFIT*
ONGOING OPERATIONS 2004



	Sales 2004 £m	Sales 2003 Restated £m	Underlying operating profit* 2004 £m	Underlying operating profit* 2003 Restated £m
Beverage Packaging	**2,597**	2,503	**318**	275
Plastic Packaging	**527**	496	**71**	54
Ongoing operations	**3,124**	2,999	**389**	329
Disposals and businesses for sale	**21**	53	**2**	3
Continuing operations	**3,145**	3,052	**391**	332
Discontinued operations	**-**	134	**-**	12
	3,145	3,186	**391**	344

by region

☐ UK AND IRELAND

☐ CONTINENTAL EUROPE

☐ THE AMERICAS

☐ REST OF THE WORLD

SALES INCLUDING ASSOCIATES
CONTINUING OPERATIONS 2004



UNDERLYING OPERATING PROFIT*
CONTINUING OPERATIONS 2004



	Sales 2004 £m	Sales 2003 £m	Underlying operating profit* 2004 £m	Underlying operating profit* 2003 Restated £m
UK and Ireland	**286**	315	**45**	35
Continental Europe	**1,391**	1,385	**140**	154
The Americas	**1,365**	1,243	**199**	135
Rest of the world	**103**	109	**7**	8
Continuing operations	**3,145**	3,052	**391**	332
Discontinued operations	**-**	134	**-**	12
	3,145	3,186	**391**	344

* Before goodwill amortisation and exceptional items



growing from leadership positions

This is my first letter to you since becoming Chairman of the Company at the Annual General Meeting in May 2004. It has been an interesting and eventful period.

When it comes to our overall financial performance, 2004 was another successful, if challenging, year and I am pleased to report that we made further good progress. You will find details of the statutory results on page 9. Summarising our underlying results, sales from ongoing operations advanced 4% to £3.1bn and our underlying profit before tax rose 26% to £300m. Free cash flow generation was again particularly strong at £226m.

These results are testament to the strength of our business and the drive for performance by everyone in Rexam. They have been achieved despite there being no resolution to the deposit system on one-way packaging in Germany and despite the continued weakness of the US dollar, which impacted our results particularly from the Americas on translation into sterling.

EXECUTING OUR STRATEGY

Our successful strategy over recent years has transformed Rexam into a focused global consumer packaging group. Now, having achieved strong leadership positions and a solid base of operational excellence combined with positive long term customer relationships with many of the most famous brands in the world, we are taking Rexam to the next stage of its development. We are doing this by growing organically and by acquisition, as well as by extending our consumer packaging activities and moving into new geographic markets.

The implementation of our strategy progressed effectively during 2004. We continued to drive organic growth through our focus on a number of important areas. These included our commitment to providing customer satisfaction, innovation in areas such as marketing, supply chain and information management and the unstinting pursuit of operational efficiency.

The highly successful integration of the Latasa beverage can business in Brazil, which we acquired in November 2003, has reaped even greater benefits than we first hoped for. One of the advantages of acquiring the Latasa operations is that we now, for the first time, have a substantial presence in the southern hemisphere.

In line with our strategy to consolidate the northern European glass container market, we strengthened our position during the year with the acquisition of two glassworks, one in the Netherlands and one in Poland. This not only created opportunities for operational improvement but also reinforced our long term relationship with one of our major customers.

We also continued our strategy of investing in attractive growth sectors within consumer packaging. Following on from the acquisition of Risdon Pharma in 2003, we acquired Plastic Omnium Medical in France, a supplier of drug delivery and dispensing systems. This represented a significant step forward in establishing a leading position in the fast growing pharmaceutical packaging market and in further cementing our relationships with a number of global industry players.

Nearly 15% of our sales are now in what are frequently referred to as emerging markets, including countries such as Brazil, Russia and China. During 2004, we strengthened our presence in these markets, acquiring full ownership and control of our beverage can plants in Mexico and China. These investments, together with our recent agreement to provide technical support to a beverage can plant start-up in India, were all made with our long term future in mind. We anticipate that they will contribute strongly to the future success of Rexam.

We continue to see numerous acquisition opportunities, some of which we seek to take advantage of, to build on our position in consumer packaging. The discipline of our acquisition process remains firmly in place and we will pursue only the deals which we are convinced will add value for shareholders.

CHANGES TO THE BOARD

At the Annual General Meeting in May 2004, Jeremy Lancaster stepped down as Chairman after eight successful years overseeing the transformation of this Company. His experience, wisdom and integrity were an invaluable part of that transformation and it was a pleasure and privilege to work alongside him. At the same time, Stefan Angwald took over as Chief Executive. However, it became apparent to the Board that he was not the appropriate individual to lead the Company and we asked him to step down. I feel reassured by the fact that the Board acted resolutely and swiftly to avoid any long term effect. The Board was delighted that Lars Emilson, who has had previous experience as a Chief Executive at PLM during the 1990s and has been an executive director of Rexam since 1999, agreed to step up from the position of Group Director Beverage Cans to take on the role of Chief Executive. Lars played a key role in the integration of the ANC and Latasa acquisitions and his knowledge and experience are invaluable. I am sure that he will provide the Group with strong leadership as Chief Executive. Bill Barker, who succeeded Lars as Group Director Beverage Cans, was appointed to the Board as an executive director in January 2005.

DIVIDEND

The Board is proposing a final dividend payment of 10.09p per ordinary share. This will mean 17.25p for 2004, which is an increase of 5.2% on last year in line with our dividend policy. Subject to shareholder approval at the Annual General Meeting in May 2005, the dividend will be paid on 1 June 2005 to holders of ordinary shares registered on 13 May 2005.

OUTLOOK

There is great talent throughout Rexam and I would like to thank everyone for their dedication to delivering success during 2004.

Looking forward, we are continuing to invest in our business to achieve growth. The European beverage can market continues to expand, despite the difficulties in Germany, and grew some 5% in 2004. We expect the market to grow at a similar level this year. The traditional beverage can market in the US is currently flat but we see numerous opportunities to expand through the introduction of faster growth products, such as non-standard can sizes, and we shall continue the conversion of capacity at some of our plants to exploit this.

We anticipate that Rexam will deliver its usual levels of efficiencies. Good volume and mix improvements, along with some price increases, are expected largely to offset cost inflation. With a sound and proven strategy, committed employees and a strong management team led by our Chief Executive, Lars Emilson, we look forward to further progress in 2005.



Rolf Börjesson, Chairman
25 February 2005



Rexam produced another strong Group performance in 2004. I am encouraged by both our financial results and the successful execution of our strategy during the year. Among other achievements, we bought out our joint venture partners in the beverage can plants in Mexico and China to give ourselves the right platform from which to develop in these exciting growth markets.

Lars Emilson was appointed Chief Executive on 14 October 2004.

We launched the new Monster™ beverage can with screw top for an American cola manufacturer – a world first. Our Group-wide Six Sigma and Lean Enterprise programmes yielded further substantial efficiency savings. We were recognised with a number of awards for our ground-breaking work in Supply Chain management and our successful implementation of SAP in our beverage can business was hailed as a textbook case study. All these achievements point to the spirit of innovation and the desire for success in this Company.

We faced a number of challenges, not least the lack of a satisfactory solution to the deposit legislation situation in

passion
to perform

Germany and the weakening of one of our main currencies, the US dollar. The currency effect reduced sales including associates by £198m and underlying operating profit by £26m. Despite this, sales from ongoing operations were up 4%. There were also sharp rises in the price of energy and raw materials which we managed to offset almost entirely through our use of hedging and working closely with our customers. I am very pleased by the way we have mitigated all these challenges to produce another creditable result. For me, it clearly reflects the robustness of our strategy as well as the skill, dedication and passion of the management team and everyone in our operations around the world.

UNDERLYING RESULTS

Sales, excluding the effect of currency, acquisitions, discontinued and disposed businesses, were up 2% on last year at £3,124m. Underlying profit before tax and after retirement benefits net finance cost was up 26% to £300m. This rise was mainly attributable to three factors: price increases, our continued focus on operational efficiency and the excellent performance of businesses acquired in 2003 and 2004, in particular Latasa. Lower interest charges also made a positive contribution. Underlying earnings per share after retirement benefits net finance cost increased 13% to 38.2p. We continued to generate excellent free cash flow of £226m, £14m up on last year. This helped reduce net debt to £1,069m. Interest cover is now 6 times compared with 4.7 times last year.

"We understand our customers' unique packaging needs and deliver the solutions they need"

We also saw further margin improvement. Our return on invested capital at 15% continues to improve against our weighted average cost of capital.

STATUTORY RESULTS

On a statutory basis, sales, including the effect of acquisitions, disposed and discontinued businesses and currency, were down 1%. On this basis, profit before tax (including goodwill amortisation and exceptional items) increased by £192m to £195m. Profit after tax was £121m compared with a loss of £41m for the corresponding period last year, largely due to lower exceptional items. There were pre-tax exceptional costs of £30m, mainly arising from restructuring and the disposal of businesses. This figure includes restructuring charges of £18m, of which £9m were cash costs and on which we expect an approximate one-year cash pay back. The resulting basic earnings per share was 21.0p compared with a loss of 9.5p in the previous year.

BEVERAGE PACKAGING BENEFITS FROM ACQUISITIONS

Beverage Packaging, which comprises our beverage can and glass operations, is the mainstay of our Group and accounts for more than 80% of both sales and operating profit. The year 2004 saw another solid overall performance from these businesses. Sales including associates rose 2%† to £2,597m while underlying operating profit rose by 12%† to £318m, with return on sales increasing to over 12%.

The bulk of the improvement came from the impact of the South American beverage can business acquired in November 2003. The integration is progressing extremely well and is a credit to all those who are involved. In 2004, we achieved cost and distribution efficiencies in the region of £11m which has led us to revise our initial projection on annual synergies from US$20m to at least US$30m by the end of 2006. We closed one of the Brazilian beverage can plants in the second half of the year to bring further efficiency to our operations and better balance to capacity and demand in the market there.

In North America, the overall beverage can market was relatively flat. We saw an improvement in our product mix with good growth in 8 oz and 24 oz cans, as well as slim cans. We have been at the forefront of the introduction of these faster growth non-standard sizes and, to ensure that we remain in a strong position to serve customers' growing requirements for these types of cans, we are converting additional standard 12 oz lines to non-standard sizes.

Sales including associates (£m)



2,784
3,488
3,160
3,186
3,145
00
01
02
03
04

Underlying operating profit (£m)



278
333
320
344*
391
00
01
02
03
04

Underlying earnings per ordinary share (p)



31.7**
33.8**
34.3
33.8*
38.2
00
01
02
03
04

* Restated for UITF38 "Accounting for ESOP Trusts"
** Restated for Rights Issue 2003



In 2004, Rexam moved its beauty packaging business in Brazil to a new facility to meet the growth in this and other adjacent markets. The closure above uses a new wood-like resin to underline the natural properties of the fragrance.

In Europe, the beverage can market continued its strong upward trend of recent years growing by approximately 5% despite a further decline in Germany. Both the beer and carbonated soft drinks segments showed good growth, with development in energy drinks particularly strong. Our own sales volumes were helped by our significant presence in Russia. To meet the growing global demand for slim cans for the energy drinks market, we are converting three lines in Germany at the previously mothballed Gelsenkirchen plant.

The lack of a nationwide infrastructure for the collection and clearance of one-way beverage containers in Germany continues to restrict sales of beverage cans and one-way glass bottles in that country. During 2004, a number of retailers established their own return systems (or "island solutions") for one-way beverage packaging and as a result we saw a return of beer in beverage cans to supermarket shelves, albeit in relatively small quantities. At the end of the year, a political agreement was reached to install a nationwide deposit system. The various parties involved are now preparing for a future with a deposit on cans and other drinks packaging. It appears that Germany will have a number of deposit system operators and we are actively participating in this process, lending our knowledge and experience of establishing similar systems in other countries. The aim is to have the present island solutions converted into a nationwide system by May 2006.

We have dealt with the consequences of lower domestic demand in Germany by reducing underutilised capacity and by converting a number of beverage can lines as mentioned above.

Glass sales were down slightly on last year, largely due to the effects of the deposit system on one-way glass in Germany as well as a general slow down in the UK flavoured alcoholic beverage market. We acted resolutely to minimise the effect of these factors by starting the process of shutting down one furnace and related production lines in Germany to bring production capacity more into line with demand.


ritmix
ananas aromalı
malt içeceği

Rexam has pioneered work on a wide range of finishes and printing techniques to position brands at the premium end of the market. These include thermochromic and fluorescent inks as well as tactile inks as in the above example for Ritmix, a fruit drink made by Turkish beverage producer, Efes.

The two glassworks we acquired at the start of the year in the Netherlands and Poland are being integrated on schedule and have helped strengthen our relationship with one of our biggest customers, Heineken.

PLASTIC PACKAGING DELIVERS EXCELLENT GROWTH

Plastic Packaging includes our beauty and pharmaceutical packaging as well as our plastic containers and closures businesses. During the year, we continued our strategy to



Rexam continued to expand into higher growth and value added areas in plastic packaging with the acquisition of the French pharmaceutical packaging company, Plastic Omnium Medical.

focus our operations on more value added and faster growth segments. We divested four of our European thin wall plastic operations, allowing us to concentrate on targeted food segments in selected geographic markets rather than commodity markets. In April 2004, we extended our position in specialty pharmaceutical packaging with the acquisition of Plastic Omnium Medical based in France. This acquisition complements our existing business with GlaxoSmithKline. We also announced in June the closure of our make-up plant in Torrington, USA, and the relocation of most of its production to Brazil and China thus ensuring that we remain competitive in this business segment.

The benefits of this shift in emphasis are coming through strongly. Plastic Packaging recorded an excellent year with sales including associates moving ahead by 6%† to £527m. Organic sales growth was especially strong, accounting for the greater part of the increase. This, combined with continued efficiencies across the business and the boost from acquisitions, lifted underlying operating profit by 29%† to £71m with further margin improvement to 13.5%.



Rexam offered the food packaging industry an alternative with the launch of a new series of polypropylene trays for poultry and other applications. The trays retain excess moisture without the need for additional padding, reducing packaging costs significantly and eliminating a source of bacterial growth.

At the end of the year, we relocated our beauty packaging business in Brazil to a modern, purpose built facility. This will enable us to continue to expand our range of products, to bring further efficiency to our operation and to take advantage of the strong potential in this growth market.

MANAGING INPUT COSTS

Utility and raw material prices rose steeply during the year but this did not have a material impact on our results. We manage our costs mainly through hedging and pass through contracts. Aluminium is, by far, our most significant raw material cost. In the US, we are largely unaffected by fluctuations in the aluminium price as costs are agreed directly between our customers and the aluminium suppliers. In Europe, we hedge both the aluminium cost and the associated currency needs. The other main input costs, resin, steel and energy, have been largely managed by regular compensatory price increases.

The acquisition in 2004 of two glassworks in the Netherlands and Poland helped strengthen our relationships with one of our biggest customers, Heineken.


Heineken
Premium Quality

FOREIGN CURRENCY TRANSLATION

When it comes to foreign exchange, if the average US dollar/sterling exchange rate were to remain at $1.90 for the current year, we anticipate, compared with 2004, an adverse translation impact in the order of £7m on underlying profit before tax.

SUMMARY

In my mind, three things characterise the Rexam of today – leadership in our industry, our commitment to innovation and our passion to deliver. We will continue to ensure that we deliver value to our customers and focus on our cost structure. We have a sound strategy in place, driving growth both organically and by acquisition. We have a track record we are proud of and well-invested plants. We focus relentlessly on understanding our customers' unique packaging needs and delivering the solutions they require. I am confident that we are well positioned to carry on where we left off last year.

Lars Emilson, Chief Executive

† Based on 2003 sales including associates and underlying profit adjusted for disposals, currency and the full year effect of 2003 acquisitions. This represents a combination of organic growth and acquisitions made in 2004.

innovation at work

Our pursuit of innovation is driven by our commitment to delivering exceptional value to our customers. We innovate to stay ahead. It's that simple. Innovation takes many forms at Rexam, from new products and creating new uses for established products to developments in how we deliver customer service and exploit the possibilities of information technology.

Leadership is about a mindset - you've got to be prepared to stand out, to do the right thing and to set the pace. At Rexam, we don't like coming second and believe that our customers deserve the best all the time. We don't shy away from tough decisions to lead the industry and we set our standards high for how we operate and deliver on our promises.

Until this year, we had around 50 employees at our Valparaiso end plant in the US sorting, packing and distributing our beverage can ends. During 2004 we installed an autobagging system to automate fully the **packing of the ends**. We expect annual cost savings in the region of US$3m going forward.

The **Sonia Rykiel "Woman"** fragrance below has the same distinct look as the entire line – from bags and belts through to fragrances. We devised a closure solution with laser decorated, integral moulded studs rather than earlier proposals for stick-on ones. The fragrance pump is also from Rexam.

In 2004, we launched the Monster™ can, for Wet Planet Beverage's **Jolt cola**. It is the world's first 23.5 oz (c. 70cl) re-sealable aluminium beverage can. The new Battery Bottle features




RYKIEL
Woman


GX2

a power gauge printed in thermochromic ink that changes colour when the beverage is chilled. As the beverage is consumed, the ink returns to its original colour showing the consumer how much is left.

You don't achieve industry leadership without having passion for what you do and a desire to do it better than anyone else. We love packaging, and we relish the challenge of working better, faster, more imaginatively for our customers to support them in their own business.

New **hiOsilver Oxygen Water** starts with natural spring water from Adobe Springs in northern California, which contains one of the highest naturally occurring magnesium counts in the world. Pure oxygen is then added – approximately ten times the amount in typical water. Delivering maximum oxygen concentration to consumers is one of the main selling points, so packaging choice is a big concern. Plastic does not have an adequate oxygen barrier. Offering hiOsilver Oxygen Water in aluminium cans made both brand building and bottom-line sense.

Most beer bottles are amber, green or clear. This **Kronenbourg** bottle is unique in that it is a coated beer bottle designed to communicate the premium nature of the beer. The shaped neck label and the deep waist of the bottle, which allows the heavy '1664' embossing, help communicate the quality and the brand strongly.




hiOsilver
THE ORIGINAL
OXYGEN
WATER
THE BEST
WATER YOU
CAN DRINK!
16 FL OZ
(473 mL)


LA BIÈRE
SUPRÊME DE
Kronenbourg
1664
6% VOL
PREMI
Cru

our strategy and markets

Rexam's purpose is simple - to bring together all our people's talents and energies and all our resources in technology and finance to create an outstanding global organisation that enhances our customers' business performance, delivers sustainable stakeholder value and creates opportunities for our employees.

In striving to be an outstanding organisation, we endeavour to work within the guidelines of our code of employee and business conduct and assume responsibility in contributing to our environment.

OUR VISION

Our vision is to be the leading global consumer packaging company. Leading is not always a question of size. We have to be large enough and global enough to meet our customers' requirements wherever they may be or want to be. We also need to be large enough to be an interesting customer to our suppliers in order to derive maximum value from our position.

Leading equally refers to our manufacturing capabilities, the excellence of our products, the level of service we offer, our ability to innovate in every aspect of our business as well as the efficiency of how we manage the value chain.

To maintain the cycle of success, we aim to be no. 1 with our employees in terms of providing the kind of working environment in which people can grow and feel respected and fulfilled.

We also want to be a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and corporate citizen.

OUR VALUES

We have four core values: Trust, Teamwork, Continuous Improvement and Recognition. Together, they are the heart of what we term The Rexam Way, the means by which we will turn our vision into reality. Our values are what set us apart from our competitors. We are passionately committed to delivering them. They set the standard for the way we treat each other, our customers, our suppliers and all other stakeholders.

OUR STRATEGY

The essence of our strategy in recent years has been to transform Rexam into a highly focused and leading consumer packaging group. We have succeeded in that strategy. We are now deriving value from strong, leadership positions.


REXAM
CONSUMER PACKAGING REPORT 2004
busy lives

The Rexam Consumer Packaging Report 2004 presents, among other things, the findings of a study on "On-The-Go" consumers.

Driving top-line growth is a key part of our strategy and, to achieve this, we will grow organically looking at new products, new applications and new geographies.

To complement our organic growth, we will pursue acquisitions in a variety of high-growth markets, such as Russia, China and Brazil, and product segments, such as speciality plastic packaging. We will also continue to exploit further consolidation opportunities.

Operational excellence is critical to our customers and to us and efficiency savings contribute substantially to our profits each year. Six Sigma-based process improvements and a Lean Enterprise culture continue to raise the bar, enabling better cost and quality. Wherever possible, we transfer best practice to achieve operational excellence in all of our facilities.

We promote a proactive, customer-driven culture throughout our business that places partnership with customers at our centre. By leveraging our expertise in primary packaging, we can identify wider opportunities in the whole value chain, from initial brand development through to distribution and retail display.

OUR MARKETS

The global consumer packaging market is estimated to be worth in the region of US$350bn. Over the last decade it has grown in value at around 4% per annum. Mature markets such as Europe and the US, show moderate year on year increases, while developing markets like Latin America feature above average growth rates. Gross domestic product is the underlying fundamental that drives packaging growth. Changes in lifestyle, demographics and consumer habits also influence the consumption of packaging.

The global beverage packaging market is worth roughly US$45bn and accounts for just under 15% of consumer packaging worldwide. It is made up of beverage cans, bottles in glass and plastic, pouches and cartons. These come with a variety of different closure systems and pack everything from vodka to milk and beer to carbonated soft drinks (CSD).

Measured in litres, consumption of commercial beverages such as packaged water, CSD, juices, sports drinks, hot drinks, beer, wine, spirits, milk, etc., is growing at an average rate of 4% per year. CSD remains the largest single packed beverage but growth is slowing. Beverages such as water and juices, sports drinks and other soft drinks are on the increase worldwide. Beer remains a mature but growing market and wine shows modest annual increases with spirits continuing to decline.

Growth in beverage packaging, however, is slightly higher than 4% mainly as a result of the general trend away from refillable to one-way (recyclable) packs and a trend towards smaller packs to meet changes in demographics such as smaller households and on-the-go consumption.

We participate in the beverage packaging market with beverage cans, glass bottles and plastic PET bottles. Beverage packaging accounted for around 80% of our total ongoing sales in 2004.

Beverage cans in Europe

Europe is, by volume, an approximately 40bn beverage can market growing at a rate of around 5% pa. The main growth regions are Austria, Denmark, Spain, Portugal, Eastern Europe and Russia.

The beverage can industry has consolidated to three main players, Rexam being the leader with a market share of 43%. There is a satisfactory balance of capacity and demand in Europe.

We have 19 beverage can and can end plants from Moscow in the east to Madrid in the south west. They provide beverage cans predominantly for the CSD and beer markets. CSD and beer account for around 47% and 53% of the market respectively. Our CSD/beer split is 58% and 42%.



Global beverages growth rates by volume


Packaged water
CSD
Juice & juice drinks
Sports/Energy
Hot drinks
Beer
Wine
Spirits
Milk
-4
-2
0
2
4
6
8
10
12
% average growth rates 1998-2003
Source: Canadean, Plato, Rexam estimates

Global beverage packaging trends - one-way vs. refillable


million litres
400,000
300,000
200,000
100,000
One-way
Refillable
1998
2007F
Includes soft and alcoholic drinks
Source: Rexam estimates

Beverage cans in North America

The US is the world's largest market for beverage cans with an annual volume of some 100bn cans. It is a mature market and grows at roughly 1% pa. CSD and beer account for around 58% and 42% of the North American beverage can market, respectively. We are a main supplier to Coca-Cola and consequently the majority of our business is in the CSD market.

We make every effort to achieve top-line growth. Building on the foundation of operational excellence, we are focusing increasingly on the needs of the market and consumers. New applications such as health and functional beverages and brand-driven innovation are part of this strategy.

We are exploring opportunities through new fast growth applications such as 8, 14, 16 and 24 oz cans as well as re-sealable cans, complete with eye-catching innovations in decorative technologies.

We have 19 beverage can and can end plants in North America and Mexico. We have a market share of 23% and the no. 3 position.

Beverage cans in South America

With its 10bn beverage cans, Brazil is the third largest can market in the world. Following a four-year period of 12% annual growth rate up until 2001, beverage cans experienced a slowdown in 2002 and 2003 due to currency devaluation which made cans more costly relative to locally produced glass bottles. However, with the continued improvement in economic conditions and annual consumption rates of 60 cans per capita in Brazil (compared to 76 cans in Europe and 370 cans in the US), we are seeing growth resume.

We have seven can and can end plants in South America, five of them in Brazil. We are the largest supplier in South America and have a 64% market share in Brazil. Our competitive position is based on our size and ability to deliver to customers over most of the region.

Beverage cans in Asia

In Asia, the market is developing at a good pace, albeit from a low base. Our presence in Korea and China enables us to keep close track of this market.

Northern European glass

Glass is an important packaging material because it remains the preferred choice for premium products and provides unique brand differentiation.

Rexam is solely a European glass manufacturer. We operate in a market worth euro 1.9bn and which is growing at roughly 1% pa, although there are some stronger pockets of growth especially in eastern Europe. Our strength is in northern Europe, where we have a market share of some 25%. Our 14 glass works span the region from Scandinavia, through Poland, Germany and the Netherlands to the UK.

We have been at the forefront of industry consolidation in northern Europe, helping to achieve substantial synergies and operational excellence in our own business and bringing better balance to capacity and demand. Recent glass acquisitions helped consolidate the glass container making industry in Germany, Poland and the Netherlands. There has been further consolidation by other players during 2004 as well.

European PET

Plastic PET bottles are a niche market for us and one in which we aim to develop through innovation. We intend to add businesses to our portfolio with proprietary technology and good growth opportunities. We have a strong position in the market for refillable PET bottles in northern Europe. Our innovative PEN bottles (with superior barrier properties) are gaining market share in Norway and Denmark. We were the first company to produce a PEN bottle for beer.

Plastic containers

Food packaging covers a broad spectrum of pack types in a variety of materials including glass, metal, plastic

Global consumer packaging by geography


Latin America and rest of world 5%
North America 28%
Europe 32%
Asia Pacific 35%

Value breakdown c.US$350bn Source: PIRA 2005


Europe
Asia Pacific
North America
Latin America
0 1 2 3 4 5 6 7 8

% Growth rates forecast 2003-2008 Source: PIRA 2005

Global consumer packaging by end use


Others 22%
Healthcare 4%
Beauty 5%
Food 45%
Beverage 24%

Value breakdown c.US$350bn Source: PIRA 2005


Food
Beverage
Beauty
Healthcare
0 1 2 3 4 5 6

% Growth rates forecast 2003-2008 Source: PIRA 2005

and paper. Packaging often contains both inner and outer packaging materials to secure the quality and life of foodstuffs of all kinds.

We are primarily involved in the northern European food container market, although we have one operation serving the US market. We focus on proprietary rotary thermoforming technologies. The large branded food companies continue to focus on large scale, strong suppliers that can satisfy their increasingly more stringent requirements.

Beauty packaging

The beauty plastic packaging market is worth £4bn and is estimated to grow at approximately 4-5% pa. Beauty packaging covers fragrance, personal care (skincare, hair care, hygiene) and make-up. Our products include pumps (fragrance, lotion), spray samplers, lipsticks, compacts, mascaras, cosmetic closures and containers for personal care. All are plastic based.

The beauty packaging market is fragmented. The top five manufacturers have a total market share of 25%. We are the no. 4 global player with a 6% share. However, key positions in our selected segments include being no.1 in spray samplers and lipsticks, no. 2 in fragrance selective closures and no. 3 in compacts and fine mist pumps.

With 21 plants worldwide, we are in a unique position to serve the global and consolidating beauty market. We have major operations in Asia which gives us a leading position in this fast growing market.

Pharmaceutical packaging

The global pharmaceutical market is worth approximately US$400bn, of which packaging makes up around 5%.

Pharmaceutical packaging is made from plastics, flexibles, laminates and glass. It includes a wide range of products from primary packaging through to complex drug delivery systems.

The pharmaceutical packaging market is estimated to be growing annually at around 5%. The main market drivers are expanding healthcare coverage in developing countries, an ageing population, new therapies and the deregulation and the ongoing reclassification of medicines.

Rexam's product range includes dry powder inhalers, pharma pumps and valves, eye droppers, nasal sprays, pill jars, closures and tablet dispensers. We hold strategically important positions in dry powder inhalers, eye droppers and pharma pumps.

The pharmaceutical packaging industry is fragmented and is expected to continue to consolidate. We are currently one of the top three players in Europe and aim to strengthen our position further.





When it comes to our Key Performance Indicators, we have grouped the data into our primary material types – metal (aluminium and steel), glass and plastics.

rexam and corporate responsibility

At Rexam we are committed to managing our business in a sustainable manner.

We published our first environmental and social report in September 2003. In it we set out our long-standing objectives regarding our commitment to the protection of the environment and the minimisation of the environmental impact of our operations and products. It also described steps taken in identifying the environmental and social issues relevant to our business and the strategy and actions needed to manage these issues of Corporate Responsibility (CR).

Our sustainable performance is tested and checked against an audit process and certain eco-efficiency indicators. This allows us to understand and monitor our performance across all of our businesses. In 2004, we continued our work to improve our CR performance. We refined our current data set and are confident that it provides us with a baseline from which we can target and deliver further performance improvements. At the end of 2004, we published a report on our progress towards our targets. The full update report is available on the Rexam web site, www.rexam.com.

PROGRESS TOWARDS ISO 14001

We encourage all our production plants around the world to strive towards an Environmental Management System (EMS) based of the requirements of ISO 14001 which has been verified by an independent third party. The majority of our operations are largely certified or making progress towards certification. Our Asian businesses have committed to start work in 2005 to achieve ISO 14001 with a target of certification by 2008.

KEY PERFORMANCE INDICATORS REFINED

We have a system for measuring and reporting common Key Performance Indicators (KPIs) on a quarterly basis. During 2004, we refined our KPI data from sixteen to seven to establish specific measurable targets for our plants worldwide. The scope and definitions used are consistent across the Group. These KPIs form an integral part of our EMS and our eco-effciency approach. The revised KPIs cover:

- Raw materials
- CO_2 emissions per tonne
- Energy KWh/ tonne of product
- Amount of energy (%) from renewable sources
- Hazardous and non-hazardous waste
- Water usage per tonne of product
- Air emissions

To enable us to report our environmental performance on a consistent basis, KPI data are normalised per tonne of production output. These figures then become our eco-efficiency indicators. We use "tonne of product" to ensure that we establish measurable targets that are comparable within Rexam year on year, irrespective of factors such as the growth of the business. We group the data into our primary material types: metal (aluminium and steel), glass and plastics.

EMPLOYEE HEALTH AND SAFETY

The welfare of our employees in their workplace is of primary importance. Our goal is to have a safe working environment in every country in which we operate for everyone that comes into contact with our Group.

Our Health and Safety target for 2004 was zero accidents. This was not achieved. In fact, our injuries rate increased. However, this does not mean that our plants have become less safe to work in. Rather, our reporting systems have become more efficient. Each business is required to enter details of all health and safety incidents into an on-line reporting system. During 2004 we actively encouraged and monitored the reporting of injuries. Although we have seen a rise in reported incidents, we now believe we have a realistic baseline upon which we can measure improvement.

SAFETY MANAGEMENT SYSTEMS

The development of a proactive safety culture is a vital element of our safety management systems and programmes. In addition to adopting more traditional health and safety performance metrics such as lost time injury and first aid rates, we also review proactive indicators such as number of employees trained, involvement of management and implementation of management systems such as OHSAS 18001. Operations are being encouraged to progress towards accreditation to OHSAS 18001 and have targeted accreditation by the end of 2007/8.

We require all our employees to be appropriately trained on health and safety issues. All our operations participate in tailored regional training programmes, which focus on topics such as local regulatory requirements and key issues that affect our businesses and people. We continually review the scope and quality of our training arrangements to ensure that they remain relevant and support our drive for an effective safety culture.

CODE OF EMPLOYEE AND BUSINESS CONDUCT

During 2004, we finalised a worldwide Code of Employee and Business Conduct, which will be communicated to every one of our employees around the world during 2005. The aim is to set out clearly the attitudes and behaviours expected of employees and of how we expect people to do business. The Code of Conduct is based on existing policies and summarises, in a short document, our policy and expectation in key areas of business, including:

- Health and safety
- Corporate governance
- Financial and accounting controls
- Insider trading
- Disciplinary procedures
- Conflicts of interest


WORLDWIDE CODE OF EMPLOYEE
AND BUSINESS CONDUCT
REXAM

In 2004, we produced a Code of Employee and Business Conduct which will be communicated to all employees worldwide during 2005.

CORPORATE RESPONSIBILITY SPECIFIC POLICIES

In 2004, we continued work on developing additional CR-specific policies. They have been prepared with reference to those of peer group companies, to core CR texts and in response to dialogue with different stakeholder groups. We also ensured that they reflect operational realities. The following policies have been prepared and are ready to be introduced in 2005:

- Avoidance of bribery and corruption
- Worker welfare and labour conditions
- Dealing with suppliers
- Protection of whistle-blowers
- Anti-bullying and harassment

DEVELOPMENT OF SOCIAL ISSUES MANAGEMENT PROCESS

Rexam operates in a number of emerging markets where prevailing norms on working conditions, labour practices and corruption create an enormous challenge. We recognise that full implementation of policies may take longer in these markets than in developed markets and will require co-operation with other companies, non-governmental







organisations and governments. We devoted our efforts in this area during 2004 to piloting a CR management process within the beauty packaging operations. We selected this business as it is the most complex in terms of types of activity and global structure with operations in China, Indonesia and Brazil where we face some of our most significant CR challenges. The Beauty business also employs more than 25% of our total workforce.


REXAM
environmental and social update 2004

Towards the end of 2004, we published a report on our progress towards targets set out in our first environmental and social report. Both these reports are available on the Rexam web site, www.rexam.com.

THE ASIA PROJECT

We focused initially on the business in China. As a starting point, we talked with the operation there and with stakeholders to assess the relevant CR issues. Our global policies were edited in the light of the findings. The process also highlighted the changes to be made in Rexam's Chinese business to bring it into line with these policies.

In collaboration with the local management team, we developed an action plan which defined areas where change was needed and assigned responsibility for each change to the appropriate line manager.

Key developments in 2004 included improvement of dormitory accommodation as well as the introduction of a policy on gifts, entertainment and cash handling to counteract corruption. We also monitored rates of overtime at our plants, to ensure that all overtime is paid at the correct rates, and introduced paid holiday for our workers in addition to the statutory holidays. Internationally qualified Health & Safety officers are being hired at each of our plants and, as a first measure, we have introduced an internally managed whistle-blower process. A local supply chain manager has been appointed, reporting to the regional Managing Director. This will provide greater transparency in purchasing decisions. Inspections of key suppliers' sites are due to begin and will include issues such as wage rates, overtime levels and health and safety.



Aluminium is the biggest input cost for Rexam.

We also began to develop specific training for the management teams of our plants based on a CR workbook. The book includes an explanation of CR and its relevance to Rexam and exercises to encourage managers to be able to identify risks in their own operations. It also provides step-by-step guidance to enable employees to address these issues.

ASSESSING AND IMPROVING SUPPLIERS' CR PERFORMANCE

Rexam purchases from thousands of companies all over the world. In 2004, we took a number of steps to develop and roll out a Responsible Sourcing programme. We chose to focus on two areas: high impact suppliers, who make up approximately 70% of our total supplier spend, and high risk suppliers. These are companies that provide us with products that are likely to be sensitive, or are from countries with problematic track records. We gathered information about their CR programmes and are assessing the information against a basic set of eight criteria drawn from Global Reporting Initiative (GRI) indicators. Using this information we will either develop improvement programmes where required, or look for sharing of best practice and joint initiatives where appropriate.

We are in the process of creating a Responsible Sourcing handbook to guide procurement teams on how best to incorporate CR issues into their decision-making processes. We plan to introduce this handbook to our supply chain teams, managers and buyers through a series of workshops across the business globally in 2005.

Global employees 2004 (average)



☐ Europe	10,300
☐ North America	3,600
☐ Emerging markets*	8,400
Total	22,300

*Asia, Brazil, Eastern Europe, Russia

Progress towards ISO 14001 certification


% of operating units
100
80
60
40
20
0
Metals
Glass
Plastics
Certified
Making progress
No action

Rexam Lost Time Accident Rate per 100 employees/year 2004


8.0
6.0
4.0
2.0
0
Metals
Glass
Plastics

directors and officers


Rolf Börjesson


Christopher Clark




Lars Emilson




Graham Chipchase


Yves Dominioni


Carl Symon


Michael Buzzacott




David Tucker




David Gibson


Bill Barker, appointed to the Board in January 2005.

Each year the Board visits one or more of Rexam's plants to broaden its understanding of the business. In July 2004, the Board visited Rexam's beauty packaging plant in Shanghai as well as the Shanghai plant of L'Oreal, one of the major customers of our beauty business. The photos above were taken during their trip.

Non executive directors

The Board considers that the Deputy Chairman and the other non executive directors are independent. The present Chairman was not considered to be independent on his appointment as he had previously been the Chief Executive of the Company.

CHAIRMAN
Rolf Börjesson (62)
Appointed to the Board on 10 January 1996 and as Chairman on 25 May 2004. He was previously Chief Executive of the Company from 1 July 1996 to 25 May 2004. He is also a non executive director of Avery Dennison Corporation, Copenhagen Airports A/S and Svenska Cellulosa AB.

DEPUTY CHAIRMAN
Christopher Clark (63)
Appointed to the Board on 20 March 2003 and as Deputy Chairman on 28 August 2003. He is currently Chairman of Associated British Ports Holdings PLC and a non executive director of FKI plc. He was Chief Executive of Johnson Matthey plc until his retirement on 20 July 2004.

Michael Buzzacott (57)
Appointed to the Board on 17 May 2000. He is currently a non executive director of Croda International Plc and held various senior international positions in BP p.l.c. until his retirement as Group Vice President, Chemicals, on 30 April 2004.

Carl Symon (58)
Appointed to the Board on 17 July 2003. He is currently a non executive director of BT Group plc and Rolls-Royce Group plc and an advisory board member of Cross Atlantic Capital Partners. He is also Chairman of a number of private companies. He retired from IBM Corporation in 2001 after a 32-year international career in which he held a number of senior positions including Chairman and Chief Executive Officer of IBM UK.

David Tucker (65)
Appointed to the Board on 22 May 1997. He is Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc, and a non executive director of CSR plc. He is also Chairman of Wolseley Pension Trustees Limited and a trustee of the Mineworkers' Pension Scheme.

Executive directors

Lars Emilson (63)*
Appointed to the Board on 21 October 1999 and as Chief Executive on 14 October 2004. Prior to his appointment as Chief Executive he was Group Director with overall responsibility for Beverage Cans. He joined PLM AB in 1970 and held various senior positions throughout that organisation. PLM AB was acquired by Rexam in 1999.

Bill Barker (55)*
Joined Rexam in 2001 as Sector Director of Rexam Beverage Can Americas and relocated to London in January 2005 to become Group Director Beverage Cans. Appointed to the Board on 21 January 2005 with overall responsibility for the Beverage Can Sectors. Prior to joining Rexam, he was President of the Commercial Solutions Group of Textron Fastening Systems and President of OEA Automotive Safety Products, both companies headquartered in the United States. He is a non executive director of Teepak LLC, a leading producer of manufactured casings for the food and non food industries.

Graham Chipchase (42)*
Appointed to the Board on 10 February 2003 and as Group Finance Director on 10 March 2003. He has held various positions within the BOC Group plc's US and European subsidiaries and, prior to joining Rexam, he was Finance Director of GKN plc's Aerospace Services business.

Yves Dominioni (58)*
Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Pharma Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Company secretary

David Gibson (42)*

Changes to the Board

Jeremy Lancaster retired as Chairman and Rolf Börjesson retired as Chief Executive at the Annual General Meeting of the Company on 25 May 2004.

On 14 October 2004 Stefan Angwald, an executive director from 5 January 2004 and Chief Executive from 25 May 2004, ceased to be an executive director of the Company.

Bill Barker was appointed an executive director of the Company on 21 January 2005.

Sector directors

David Anderson*
Rexam Glass (until 30 April 2005)

Andre Balbi
Rexam Beverage Can South America

Harry Barto*
Rexam Beverage Can North America

Tomas Sjölin*
Rexam Beverage Can Europe & Asia

Egbert Thüsing*
Rexam Glass (from 1 May 2005)

*a member of the Group Management Committee

Group

Nick Bird
Marketing

Chris Bowmer
Treasury

Chris Brookes
Internal Audit

Stuart Bull
Financial Control

David Gibson*
Legal

Rudolph Kalveks*
Business Development

Anders Linde
External Environmental Affairs

Paul Martin*
Information Management

Andrew Mills*
Communications

Peter Moxom*
Human Resources

Ian Petrides
Taxation

Adeena Thomas
Risk Management

directors' report

The directors present their Report and the audited Group Accounts for the year ended 31 December 2004.

FINANCIAL RESULTS, BUSINESS REVIEW AND FUTURE PROSPECTS

The Group's financial results, business review and future prospects are described in detail in the Chairman's Letter, the Chief Executive's Review and in the Operating and Financial Review.

DIVIDENDS

A final dividend of 10.09p per ordinary share is proposed which, subject to shareholder approval, will be paid on 1 June 2005 to shareholders on the register at the close of business on 13 May 2005. The shares will be quoted ex-dividend from 11 May 2005. When taken with the interim dividend of 7.16p per ordinary share paid on 3 November 2004, the total dividend for the year ended 31 December 2004 is 17.25p per ordinary share (2003: 16.4p).

Dividends on the 7.75 pence convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review. The following is a summary of the significant transactions completed during the year.

Acquisitions

The 2003 Directors' Report noted the acquisitions in February 2004 of Polglass (Polska) SA, a glassworks in Poland, and Glas Moerdijk BV, a glassworks in the Netherlands.

The acquisition of Plastic Omnium Medical SA, a French pharmaceutical packaging business from Compagnie Plastic Omnium for a cash consideration of £21m, including borrowings assumed, was completed on 8 April 2004.

The acquisition of the remaining 11% of the shares in Latasa SA, the leading beverage can maker in Brazil, the majority of which was acquired by the Group on 27 November 2003, was completed on 24 May 2004 for a consideration of £21m. The Brazilian anti-trust authority, CADE, granted unconditional regulatory clearance for the acquisition of Latasa on 21 July 2004.

On 1 October 2004, the Group announced the completion of the acquisition of the 50% shareholding it did not own in the Mexican beverage can business, Vitro-American National Can SA de CV, for a consideration of £14m including borrowings assumed.

The Group announced on 10 November 2004 that, subject to formal approval from the Chinese authorities, it would acquire the 40% shareholding it did not own in the Chinese beverage can business, Rexam Beverage Can (Zhao Qing) Company Limited. The acquisition was completed on 29 November 2004.

Disposals

On 15 March 2004 the Group announced the disposal of certain of its thin wall plastic businesses in Belgium, the Czech Republic, France and the United Kingdom to RPC Group Plc for a cash consideration of £15m, including borrowings disposed.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 23.

As stated in the 2003 Directors' Report, Jeremy Lancaster retired as Chairman at the Annual General Meeting on 25 May 2004 and was succeeded by Rolf Börjesson.

Stefan Angwald was appointed an executive director on 5 January 2004 and succeeded Rolf Börjesson as Chief Executive at the conclusion of the Annual General Meeting 2004. Stefan Angwald ceased to be a director on 14 October 2004, and Lars Emilson, an executive director of the Company since 21 October 1999, was appointed as Chief Executive on 14 October 2004.

On 21 January 2005, Bill Barker was appointed an executive director with responsibility for the Beverage Can Sectors. Bill Barker has demonstrated outstanding leadership qualities running the beverage can operations in North and South America and his operational experience and proven business insight will be an asset to the Board.

In accordance with the Articles of Association, Bill Barker, who has been appointed an executive director since the last Annual General Meeting, will retire from the Board at the Annual General Meeting 2005 and, being eligible, offers himself for election. Rolf Börjesson, non executive Chairman, will retire from the Board at the Annual General Meeting 2005 and, being eligible, offers himself for re-election.

The service contracts of the executive directors and the letters of appointment for the non executive directors are available for inspection at the registered office of the Company as specified in the Notice of Annual General Meeting 2005.

DIRECTORS' INTERESTS

None of the directors had a material interest during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The Chairman and the executive directors are deemed to have an interest in all the Rexam PLC ordinary shares held by the Rexam Employee Share Trust as detailed in Note 24 to the Accounts.

Full details of the share interests of those directors holding office on 31 December 2004 in the ordinary share capital of the Company, including any interest of a connected person, are set out in the Remuneration Report.

SUBSTANTIAL SHAREHOLDINGS

At the date of this Report, the Company had received notification from the following financial institutions of their own and their clients' interests of 3% or more in the issued ordinary share capital of the Company. The number of shares and percentage interests stated are as disclosed at the date on which the holding was notified.

	Shares	%
Aviva plc	16,808,365	3.06
HBOS plc	16,576,056	3.01
Legal & General Group Plc	16,508,595	3.01

RESEARCH AND DEVELOPMENT

The Group commits sufficient funds to enable it to keep abreast of all relevant product, process, market and system developments in the market segments in which it operates. Expenditure during the year amounted to £13m (2003: £16m).

ENVIRONMENT

Information relating to the Company's policies towards the environment can be found under Corporate Responsibility on pages 18 to 21, in the separate publication Environmental and Social Report 2003 and in the Environmental and Social Update 2004 published on the Company's web site, www.rexam.com.

PAYMENTS TO SUPPLIERS

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 18 days' (2003: 20 days) purchases outstanding at 31 December 2004 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £98,000 (2003: £98,000). UK donations included a donation to the Prince's Trust which is a charity helping young people to become self sufficient and a donation to the British Occupational Health Research Foundation which contributes to the well-being of people working in the manufacturing industry. The worldwide total amounted to £257,000 (2003: £251,000). No donations were made for political purposes.

In January 2005 the Group, which has two beauty packaging plants in Indonesia, made a donation towards the relief efforts following the earthquake and tsunami in Asia. Fortunately the Group's two plants suffered no direct loss or damage as a result of the tsunami. The Disasters Emergency Committee, a registered charity that acts as an umbrella organisation for a number of relief agencies, received £50,000 and a further £26,647 (US$50,000) was allocated to a specific fund for the reconstruction of the affected Indonesian provinces.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Rexam commenced a detailed programme during 2004 to effect a smooth transition in the Group's financial reporting, including assessment of the impact on systems, people and processes, arising from the change from the current Financial Reporting Standards to IFRS. Rexam will adopt IFRS with effect from 1 January 2005. The Group will announce its restated results under IFRS for the six months to 30 June 2004 and the year ended 31 December 2004 early in the second quarter of 2005.

EMPLOYEES

The Rexam Way establishes the core values that distinguish Rexam as a market leader and employer of choice. Trust, Teamwork, Continuous Improvement and Recognition are the values that the Group has chosen and which involve, inform and motivate employees to work towards the vision of making Rexam the leading consumer packaging group. During 2004, the Rexam Way Impact Program was introduced throughout the Group to support the Continuous Improvement of Rexam with a particular focus on generating Trust and Teamwork.

The Group has active policies of equal opportunity ranging from selection and recruitment to training and development which meet the needs of its operations around the world. Disabled people are given full consideration for employment and subsequent training (including, if needed, retraining for alternative work where employees have become disabled), career development and promotion on the basis of their aptitudes and abilities.

The Group's Horizon Program aims to achieve a unified approach to the career progression of talented people in Rexam through structured programmes run globally for varying management levels. The businesses are responsible for arranging training programmes that aim to develop specific skills for employees. There is also a well developed graduate recruitment program that includes carefully planned training and education for an eighteen month period in a related professional discipline.

The in-house magazine, @Rexam, is published 3-4 times a year in fifteen languages for worldwide distribution. Communication with employees has an important focus through regular team briefings when employees can participate and give their views on any aspect of the Group's business. The Group's annual and interim results are presented at the next team briefings after their announcement and employees are given the opportunity to comment on the financial and economic factors affecting the Group's performance. The Annual Review, Annual Report and Interim Report are available on the Company's web site. The Group's global intranet is an immediate source of information and knowledge.

The Rexam European Forum (REF) is a joint employee representative and management body created for the exchange of information and dialogue concerning issues impacting on Rexam's employees within the European Economic Area. The REF holds an annual meeting attended by the Chief Executive and other senior management. A smaller coordinating committee drawn from within the REF exists to discuss organisational issues as well as any exceptional business issues which may arise and which may have an impact on Rexam's European employees.

The Company has well established employee share schemes to promote share ownership, as described in the Remuneration Report. Competitive pension and benefit packages are offered and, subject to the culture, market practices and regulations in the countries where we carry out our business, benefits may be provided in whole or in part by the government, private or supplementary Rexam sponsored programmes. Details of the Group's worldwide pension arrangements can be found in the Operating and Financial Review.

ANNUAL GENERAL MEETING 2005

The Annual General Meeting of the Company will be held at 11.00am on 5 May 2005 at Church House, Dean's Yard, London SW1, details of which can be found in the Notice of Annual General Meeting 2005.

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2004, shareholders passed a special resolution renewing the authority to the Company, in accordance with the Articles of Association, to purchase up to 54.8m of its own ordinary shares in the market. No ordinary shares have been purchased in the market, nor has any contract been made to purchase ordinary shares under the previous or existing authorities from 1 January 2004 to the date of this Report. The directors are seeking to renew the authority at the Annual General Meeting 2005. Further details can be found in the Notice of Annual General Meeting 2005.

AUDITORS

In accordance with the recommendation of the Audit Committee, a resolution for the re-appointment of PricewaterhouseCoopers LLP will be proposed at the Annual General Meeting 2005.

On behalf of the Board
David Gibson
Company Secretary
25 February 2005

corporate governance report

COMPLIANCE

The UK Listing Rules contain a new Combined Code on Corporate Governance that was issued in July 2003 (the Code) and superseded the Combined Code published in June 1998. The Code contains main principles, supporting principles and provisions concerning corporate governance and the Company is required to disclose how it applies those principles. Additionally, the Company is required to confirm that it has complied with the Code's provisions throughout the year or, where it does not, to provide an explanation of such non compliance.

The year ended 31 December 2004 is the first year that the Company is required to report under the Code. This Report, together with the Directors' Report and the Remuneration Report, provides a summary of the Group's procedures for applying the main and supporting principles of the Code and the extent to which such principles have been applied. The Group's governance policies are monitored by the Board and kept under constant review. The Company has complied throughout the year with all of the main and supporting principles of the Code with the following exceptions.

The Chairman, Rolf Börjesson, was not independent at the date of his appointment on 25 May 2004 (Code provision A.3.1). When considering Rolf Börjesson's appointment as Chairman, the Board believed that in view of the Company's relatively new business focus and the appointment, at that time, of a new external Chief Executive, Rolf Börjesson's continued involvement would provide a balanced and stable platform as the Company moved into the next phase of its development. As stated in the 2003 Corporate Governance Report, the Company's major institutional shareholders were consulted about the appointment of Rolf Börjesson as Chairman following Jeremy Lancaster's retirement and they were fully supportive of the appointment.

During the period 5 January 2004 to 25 May 2004 there were five executive directors and four non executive directors, excluding the Chairman, and therefore at least half the Board did not comprise non executive directors (Code provision A.3.2). The Board considered that, as the retirement of Jeremy Lancaster and the appointment of Rolf Börjesson as Chairman were imminent, such imbalance would be addressed and there would not be any short term detriment to the Company.

The Board considers it important that all Committees operate in a transparent and open way to enhance the efficiency of the Board by promoting good information flows amongst Board members. All independent non executive directors serve on the principal committees to ensure that there is an even balance of power and influence. Jeremy Lancaster, Chairman of the Company until his retirement on 25 May 2004, served as chairman of the Remuneration Committee and was a member of the Audit Committee during the period 1 January 2004 to 25 May 2004. Whilst Christopher Clark succeeded Jeremy Lancaster as chairman of the Remuneration Committee, Rolf Börjesson, Chairman of the Company, served as a member of the Remuneration and the Audit Committees from 25 May 2004 (Code provisions B.2.1 and C.3.1). To comply with the Code's recommendation that the Chairman of the Company should not be a member of the Remuneration or Audit Committees, Rolf Börjesson resigned as a member of both Committees with effect from 23 February 2005. The Company is now in full compliance with the Code in relation to these provisions. The Board continues to be of the view that the role of Chairman of the Company encompasses the need to be aware of and, if requested, contribute to discussions relating to matters delegated to the Remuneration and Audit Committees and, accordingly, Rolf Börjesson may attend these meetings at the invitation of the Committee chairman.

DIRECTORS

The Board

The Board's primary role is to provide entrepreneurial leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

The Board monitors the performance of management and aims to ensure that the strategy, policies and procedures adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and the local communities in which it operates.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision. There are well documented procedures and controls, including a schedule of matters that require the Board's specific approval. This provides the framework for the decisions to be taken by the Board and those which can be delegated to committees of the Board. The Board considers and approves all Board appointments and removals, the appointment and removal of the principal advisers and auditors, changes to the Group's management and control structure, all matters relating to the Company's share listing, the Group's strategy, including acquisition and disposal of businesses, and high level financial decisions. All capital expenditure projects over £10m or any capital expenditure project which, regardless of the amount, does not meet the Group's financial criteria require Board approval.

Further details on internal control and internal financial control are set out on pages 30 and 31.

There were seven Board meetings during 2004. All directors were present at each meeting with the exception of the meeting in December when Christopher Clark was unable to attend. Where a member of the Board cannot be present at a meeting, he receives a full copy of the papers in advance of such meeting and is given opportunity to comment on the matters to be discussed.

The names of the members of the Board committees are set out on pages 33 and 34, together with details of the meetings held during the year. The various Board committees have authority to make decisions according to their terms of reference which are more fully explained on pages 33 and 34. The terms of reference can be found on the Company's web site at www.rexam.com.

From the date of his appointment as Chairman, Rolf Börjesson met with the non executive directors once without any executive directors present to discuss Board related issues on a less formal basis.

The Group's global insurance programme is reviewed annually and appropriate insurance cover has been obtained to protect the directors and senior management in the event of a claim being brought against any of them in their capacity as directors and officers of the Company.

Chairman and Chief Executive

Rexam has a non executive Chairman, a non executive Deputy Chairman, who is independent, and a Chief Executive. There is a clear division of responsibility between the positions, with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business. The written job specifications for the roles of Chairman, Deputy Chairman and Chief Executive are reviewed annually by the Nomination Committee.

Jeremy Lancaster was Chairman for a period of eight years from May 1996 to May 2004. His term of office beyond six years was not subject to rigorous review in accordance with new provisions of the Code as he had announced his retirement at that time.

Rolf Börjesson succeeded Jeremy Lancaster as Chairman at the conclusion of the Annual General Meeting on 25 May 2004 and, on average, spends two days per week in this role. He is also a non executive director of Copenhagen Airports A/S and Svenska Cellulosa AB. In November 2004, Rolf Börjesson received approval from the Board to his appointment as a non executive director of Avery Dennison Corporation. His external non executive directorships do not make conflicting demands on his time as Chairman.

Christopher Clark, a non executive director, is the current Deputy Chairman and senior independent director. He is also a non executive director of FKI plc and, during 2004, was appointed as Chairman of Associated British Ports Holdings PLC. These external directorships do not make conflicting demands on his time as Deputy Chairman.

Stefan Angwald was appointed a director of the Company on 5 January 2004 and succeeded Rolf Börjesson as Chief Executive on 25 May 2004. On 14 October 2004, the Board concluded that Stefan Angwald was not the appropriate individual to lead the Company and asked him to step down. Lars Emilson, Group Director, Beverage Cans, and a director of the Company since 21 October 1999, was appointed as Chief Executive on 14 October 2004. Lars Emilson is a well respected and strong leader with an extensive knowledge of the consumer packaging industry. He has been key in the integration of the ANC and Latasa acquisitions, and in Rexam's transformation of its beverage can business into a position of world leadership. The Chairman or Deputy Chairman spoke with the Company's largest institutional shareholders to discuss the change of Chief Executive.

Board balance and independence

The Board works as a team but independence of thought and approach is encouraged. Directors of different nationalities with wide international experience have been appointed as a majority of Rexam's activities are overseas. At 31 December 2004, the Board was made up of three executive directors and five non executive directors. At the date of this Report, the present Board is made up of four executive directors, Bill Barker having been appointed as an executive director on 21 January 2005, and five non executive directors. All of the non executive directors are considered under the Code to be independent with the exception of Rolf Börjesson. Influence is balanced within the Board by virtue of the strong independent elements of a non executive Deputy Chairman and a further three non executive directors whose skills and wide international business experience are invaluable in constructively challenging and developing the Group's strategy and direction.

David Tucker was appointed as a non executive director on 22 May 1997 and, at the Annual General Meeting 2005 he will have served a continuous term of eight years. David Tucker's contribution as a non executive director has been evaluated during 2004 and the Board strongly believe that his extensive knowledge of institutional shareholder and governance related matters, and his insight into the strategic aims of the Company, enable him to continue to provide an important and valued contribution to the Board.

A biography of each member of the Board and details of their other directorships are given on page 23.

The Board evaluates the membership of its individual Board committees on an annual basis and the principal committees have different non executive directors as chairman.

Appointments to the Board

Recommendations for appointments to the Board are the responsibility of the Nomination Committee. The majority of the members of the Committee are independent non executive directors and the membership of the Committee is shown on page 34. The Committee regularly reviews and considers the ongoing membership of the Board, sets job descriptions and objective criteria for Board and senior executive appointments and succession planning. The terms of reference set out more fully the responsibilities of this Committee and can be found on www.rexam.com.

All new Board appointments are conducted through a formal, rigorous and transparent procedure between the Group Director Human Resources, the Nomination Committee and the Board.

When considering the appointment of a new Chief Executive following the departure of Stefan Angwald, the Board determined that it was important to make an immediate appointment to provide stability and reassure the Group's investors and employees. As Lars Emilson had been a director of the Company since 1999, the Board had first hand experience of his strategic experience and strong leadership style.

For the appointment of external candidates to the Board, the Nomination Committee instructs and works alongside recruitment consultants to evaluate and meet prospective candidates who are then considered and, if appropriate, are recommended to the full Board for approval.

The Committee also has responsibility for succession planning and, in doing so, identifies through the management review process any internal people whose skills, experience and contribution to the Group would potentially benefit the Board. The Committee reviews membership of the Board on a regular basis and will discuss possible internal candidates and Board positions with the Group Director Human Resources. If it is decided that an internal rather than an external appointment would be in the best interests of the Board, the Committee meets with the prospective candidates who are then considered and, if appropriate, one is recommended to the full Board for approval. The process leading to the appointment of Bill Barker as Group Director, Beverage Cans and his subsequent appointment as an executive director in January 2005 was conducted in this way.

Information and professional development

For each scheduled Board meeting the Chairman and the Company Secretary ensure that, during the week before the meeting, the directors receive a copy of the agenda for the meeting, and Group and Sector financial and operating information to ensure that they are properly apprised of the Group's current performance as well as information on any other matter which is to be referred to the Board for consideration. In the months where there is no scheduled Board meeting, the directors receive the prior month and cumulative Group and Sector financial and operating information.

Newly appointed directors who hold a directorship in a listed company for the first time are given external training which focuses on their role on the Board. They attend an Institute of Directors course, entitled 'Understanding the Board' which covers the role and effectiveness of a director, the role of the Board and the legal responsibilities of a director. There is also an extensive internal induction programme that introduces the director to the Group and includes visiting various Group businesses. The Company Secretary gives guidance on Board procedures and corporate governance. All directors receive ongoing training in matters that are relevant to their role on the Board, such as, for example, the implementation of, and accounting under, International Financial Reporting Standards. The Chairman arranges for the directors to visit at least one of the Group's business locations and customer sites each year to ensure that their technical knowledge, skills and familiarity with the Group's operations are updated and maintained. During 2004, the Board visited the Beauty & Pharma business in Neuenberg, Germany and the Beauty & Pharma business and one of its customers in Shanghai, China. Additionally, each Sector director is asked in turn to make a presentation at a Board meeting about their businesses, suppliers, customers and markets.

The Company Secretary, who is appointed by the Board, is responsible for taking Board minutes and the recording of any concerns relating to the running of the Company or proposed actions arising therefrom that are expressed by a director in a Board meeting. He is also secretary to the Audit, Nomination and Remuneration committees. Under the direction of the Chairman, he is responsible for the communication of relevant information between the Board and senior management. The Company Secretary is available to give ongoing advice to all directors on Board procedures, corporate governance and regulatory compliance. Should a director reasonably request independent professional advice to carry out his duties, such advice is made available to him at the Company's expense.

Performance evaluation

In 2004, the Board introduced a formal performance evaluation. The Board considered using an external resource to conduct the evaluation but decided that there was value in conducting the process internally to develop an appropriately tailored approach and benefit first hand from direct input from individual directors. As part of the evaluation, the directors completed evaluation forms on the basis shown below.

Evaluators Evaluating	Chairman	Executive directors	Non executive directors
Board	✔	✔	✔
Chairman		✔	✔
Board committees	✔	✔	✔
Executive directors	✔		
Non executive directors	✔		
Self assessment	✔	✔	✔

The Chairman carried out a review of the completed evaluation forms, save for those in relation to himself, which were reviewed by the Deputy Chairman. The Chairman then met individually with each director. The performance of each director and the Board as a whole was considered by the Board who concluded that the process had been both useful and informative. The evaluation indicated areas for improvement, but no significant problems had been identified. A performance evaluation of the Board will continue to be conducted annually and the process for such evaluation will be reviewed by the Board.

Re-election of directors

The Board ensures that each executive and non executive director should be required to submit himself for re-election by shareholders at least every three years. Article 57 of the Company's Articles of Association states that a director should be proposed for election if he has been appointed to the Board since the date of the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the notice convening the next Annual General Meeting.

Non executive directors serve the Company under letters of appointment which are for an initial three year term. On appointment, an undertaking is requested from the non executive director to ensure that he has sufficient time to fulfil his role on the Board. The continued appointment of any non executive director who has served on the Board for a period in excess of nine years will be subject to rigorous review by the Board and, if recommended by the Board, annual re-election at the Annual General Meeting.

The Board recommends to shareholders that executive and non executive directors be proposed for re-election at an Annual General Meeting, in accordance with the Articles of Association of the Company, after evaluating the performance of the individual director.

REMUNERATION

Level and make-up of directors' remuneration

The following sections on directors' remuneration should be read in conjunction with the Remuneration Report.

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. In addition to base salary, benefits in kind and retirement benefits, executive directors' remuneration is composed of both short term and long term elements that are related to Group and Sector performance. There is also a requirement in accordance with their contract of employment for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Fees for non executive directors are determined having regard to current market practice and the time spent on Rexam's behalf. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

Information as to directors' basic salary, benefits in kind, short and long term incentive arrangements and retirement benefits is disclosed in the Remuneration Report.

Policy for directors' remuneration

The Remuneration Committee, which is chaired by the Deputy Chairman, consists of all the independent non executive directors and determines remuneration levels and specific packages appropriate for each executive director, taking into account the Group's annual salary negotiations. No director is permitted to be present when his own remuneration is being discussed, nor to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 34. The Company's remuneration policy is detailed in the Remuneration Report.

The remuneration of the Chairman and Deputy Chairman is determined by the Remuneration Committee (the Chairman or Deputy Chairman absenting himself from the discussions and vote) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

ACCOUNTABILITY AND AUDIT

Financial reporting

The intention of the Annual Report and the Interim Report is to provide a clear assessment of the performance and prospects of Rexam. In recent years the Company has prepared an Annual Review which qualifies as a Summary Financial Statement and, together with the Annual Accounts, comprises the Annual Report. For 2004, the Annual Report will be one document. Shareholders who have not requested the Annual Report will receive the Annual Review which qualifies as a Summary Financial Statement. It will condense and make more readily understandable the information contained in the full Annual Report. In the Annual Report, following their annual audit, the Group's auditors include an independent report to members. The Interim Report includes a review report to the Company prepared by the Group's auditors.

Internal control

There is an ongoing process for identifying, evaluating, managing, monitoring and reporting the risks faced by the Group. This process has been in place for the 2004 reporting year and up to the date of the approval of the Accounts. The Board, in reliance upon the detailed work carried out by the Audit Committee, confirms that it carried out a review of the effectiveness of the system of internal control operated in the Group during 2004 in accordance with the requirements of the Code and the September 1999 guidance "Internal Control: Guidance for Directors on the Combined Code" (Turnbull Report). The Board will continue to carry out such reviews on an annual basis. This review covers all controls, namely financial, operational, compliance and risk management. In order to discharge its responsibilities in this regard the Board has established and regularly reviews the procedures necessary to implement the internal control requirements of the Code.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material mis-statement or loss, the Group's systems are designed to provide the Board with reasonable assurance that assets are safeguarded, transactions are authorised and recorded properly and that material errors and irregularities are either prevented or detected within a timely period.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual budget and strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year, monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against budget and prior year. Forecasts are revised in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to sector and local management to the extent that they have approval to operate within acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific procedures for treasury matters and the approval of significant contracts. Sector and local management are required to complete year end and half year representation letters formally confirming that their businesses comply with the Group's financial reporting policies and other Group policies and procedures.

v An internal audit function monitors the accounting and financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee.

vii All sectors have introduced an externally verified system of auditing and assessing the ability of their operations to identify, measure, reduce, control and review all significant physical risks. The results of such audits are reported upon and reviewed by site, sector and corporate in order to ensure that appropriate action plans are developed and implemented.

Audit Committee and Auditors

The Board has delegated responsibility to the Audit Committee for applying an effective system of internal control and compliance, accurate external financial reporting, fulfilling its obligations under law and the Code, and managing the relationship with the Company's external auditors. The Committee consists of the non executive directors and, from 25 May 2004 to 23 February 2005, Rolf Börjesson. The Board is satisfied that David Tucker, chairman of the Committee, who is a chartered accountant with extensive financial experience through his past and present involvement with various listed companies and pension trustee bodies, and Michael Buzzacott, a qualified accountant who has held a number of senior financial positions in BP p.l.c. have recent and relevant financial experience to enable them to discharge fully the duties of the Committee. Should it be requested, the Committee has access to independent expert advice at the Company's expense.

The main remit of the Committee is to assist the Board in meeting its responsibilities in ensuring an effective system of internal control and compliance and accurate external financial reporting, including compliance as prescribed by law and under the Code.

The Committee is responsible for the appointment and any dismissal of the head of internal audit. The annual programme of internal audit assignments is reviewed and approved by the Committee which also ensures that the involvement of the internal and external auditors is co-ordinated. In 2004, the internal audit function and its performance, effectiveness and relationship with the external auditors was assessed by the Committee and a report was made to the Board. During 2004, the Committee met independently with the Company's auditors and also met separately with the head of internal audit to discuss informally matters of interest. The chairman of the Committee had meetings with the head of internal audit without any other member of management being present.

The terms of reference of the Audit Committee were reviewed and revised during 2003 and the amended version was approved by the Board on 23 January 2004. The terms of reference set out more fully the responsibilities of the Audit Committee and can be found on www.rexam.com. The performance and effectiveness of the Committee is reviewed as part of the main performance appraisal of the Board and all its Committees.

The Committee meets at least four times a year with representatives of the external auditors. At the request of the Committee's Chairman, the Chief Executive, Finance Director and head of internal audit attend for part of each meeting. The first meeting within the annual audit cycle is to consider the nature and scope of the audit and to consider any additional special reviews that may be necessary. Further meetings are held prior to the approval of the interim results and the final results to consider the annual audit and any special reviews undertaken. The Committee is responsible for reviewing in detail the Annual Report and Interim Report and all other published financial information for statutory and regulatory compliance with a view to their recommendation and submission to the Board. The Committee reports its findings on the audit process and on the wider aspects of internal control to the Board. Additionally, the director of risk management and head of internal audit meet with the Committee to review and discuss the risk management policy and the commercial, physical and financial control risks faced by the Group.

The Committee has primary responsibility and advises the Board on the appointment, re-appointment and the remuneration of the external auditors. PricewaterhouseCoopers LLP have been the Company's external auditors since 2003 and, during 2004, the Audit Committee asked the head of internal audit to carry out an assessment of the effectiveness of the external auditors. Survey forms were completed by key people within the Sectors, the service centres and at corporate level. As a result of the survey, the Committee has recommended to the Board that a resolution to re-appoint PricewaterhouseCoopers LLP as the Company's auditors be proposed at the Annual General Meeting 2005. The Committee will continue to keep under review the independence and objectivity of the external auditors and the rotation of the audit partners from time to time.

The policy on the provision of non-audit services determines the procedures for the pre-approval of audit and non-audit services from the Company's auditors and the fees paid for those services. The scope and extent of non-audit work undertaken by the Company's auditors is monitored by and, above certain thresholds, requires prior approval from the Committee to ensure that the provision of non-audit services does not impair their independence or objectivity. The Company's auditors are prohibited from providing services that would be considered to jeopardise their independence such as financial systems design and implementation, actuarial services, internal audit outsourcing services and investment services.

The Committee also reviews the external auditors' report on accounting and control matters, the Company's statement on internal control systems and, if requested to do so, the annual financial statements of the relevant Group pension funds.

The Company's American Depositary Receipt programme trades through Nasdaq. Rexam is subject to minimum disclosure requirements as the programme has been in existence for numerous years and is not required to file a 20-F with the US Securities and Exchange Commission (SEC) or to comply with other SEC reporting requirements.

SHAREHOLDER RELATIONS

Dialogue with private and institutional shareholders

The Board believes that good communication with shareholders is a priority. There are programmes for the Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Europe and presentations are made on the operating and financial performance of the Group, including corporate governance related matters, and its longer term strategy. Roadshows are held in the UK, US and Europe immediately after the presentation of the final and interim results. If it is not possible to arrange face to face meetings, meetings are held by telephone conference. The slide presentations made to representatives of the investment community following the announcement of the final and interim results are available on-line at www.rexam.com, as is a webcast of the results' presentation.

The non executive directors are given regular updates as to the views of institutional shareholders and the Deputy Chairman and senior independent director, Christopher Clark, is available to meet with institutional shareholders should there be unresolved matters that such shareholders believe should be brought to his attention. The non executive directors meet with shareholders at the Annual General Meeting and may attend analyst presentations made by the Chief Executive and Finance Director following the final and interim results announcements. A report on investor views and comments about the Company is prepared by a third party researcher, normally from Hoare Govett, the Company's brokers, after investor meetings and a summary report is presented to the Board for information.

The Board fully supports the principle of the Code which seeks to encourage a more active interest and contribution from institutional shareholders.

Annual General Meeting

The principal communication with private shareholders is through the Annual Review or Annual Report, the Interim Report and the Annual General Meeting which is held at a central London location. The Notice of the Annual General Meeting and any related papers are posted to shareholders with the Annual Review or, if requested, the Annual Report, at least twenty working days before the date of the Annual General Meeting to ensure that shareholders have sufficient time in which to consider the items of business.

A presentation is made at the Annual General Meeting to facilitate greater awareness of the Group's activities. Shareholders are given the opportunity to ask questions of the Board and the Chairman of each Board committee at the Meeting and meet all the directors informally after the Meeting. Separate resolutions are proposed for each item of business and the 'for', 'against' and 'withheld' proxy votes cast in respect of each resolution proposed at the Meeting are counted and announced after the shareholders present have voted on each resolution. A summary of the number of proxy votes cast in respect of each resolution is available to shareholders at the conclusion of the Annual General Meeting and it is also published on the Company's web site. Following the Annual General Meeting 2005, a summary of the questions and answers raised at the Meeting will be available on the Company's web site. An announcement confirming whether all the resolutions have been passed at the Annual General Meeting is made through the London Stock Exchange.

Financial and other information is made available on the Company's web site, www.rexam.com.

Corporate responsibility

The Group reviewed its environmental and social policies and performance and published the Environmental and Social Report 2003 which is available in paper copy or through the Company's web site. During 2004, this Report was updated to acknowledge and address the interest shown in matters of corporate responsibility as they apply to Rexam. The Environmental and Social Update 2004 is now available on the Company's web site.

Rexam has a longstanding set of objectives and is committed to the protection of the environment and the minimisation of the environmental impact of its operations and products. Additionally the social impacts of its business on employees, surrounding communities, suppliers, customers, stakeholders and its responsibilities towards society in general have the highest priority. The continuing focus by institutional investors, the Government, charitable institutions and the media on corporate responsibility encompassing social, environmental and ethical issues is acknowledged by the Board.

More specific details of the Group's initiatives and commitment to corporate responsibility can be found in Corporate Responsibility on pages 18 to 21, the Environmental and Social Report 2003 and the Environmental and Social Update 2004.

Code of employee and business conduct

A worldwide code of conduct, which applies to all the Company's employees, has been agreed with the Board and is a clear statement for the benefit of stakeholders involved with or impacted by Rexam's activities. The code of conduct will be fully communicated during 2005 and the Board will be kept informed regarding the implementation and maintenance of the code of conduct.

Whistle-blowing policy

Rexam has had a policy for a number of years whereby employees may contact the head of internal audit about any concerns relating to fraud, questionable accounting, internal controls or other auditing matters. Any concerns reported are investigated at the earliest opportunity through the head of internal audit, in conjunction with the Company Secretary and, if appropriate, Sector management. If requested, the anonymity of the employee is protected at all times.

In 2004, the Audit Committee reviewed the existing policy and, as well as proposing that the policy be widened to include concerns about all matters, decided that an external confidential telephone helpline be made available to all employees for the submission of any concerns. Details of the helpline number will be communicated to all employees during 2005. As with the existing policy, all concerns will continue to be investigated at the earliest opportunity and the employee's anonymity will be preserved.

GOING CONCERN

The directors, having made appropriate enquiries, are satisfied that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 59 to 94.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular scheduled Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

David Tucker	Chairman of Committee
Rolf Börjesson	(appointed 25 May 2004, resigned with effect from 23 February 2005)
Michael Buzzacott	
Christopher Clark	
Jeremy Lancaster	(retired 25 May 2004)
Carl Symon	

The main terms of reference of this Committee are set out in the section Audit Committee and Auditors on page 31. The Committee met four times in 2004 and all members of the Committee in office at the date of each meeting were present.

Finance Committee

Michael Buzzacott	Chairman of Committee
Stefan Angwald	(appointed 25 May 2004, resigned 14 October 2004)
Rolf Börjesson	
Chris Bowmer	Treasurer
Graham Chipchase	
Lars Emilson	(appointed 15 October 2004)
Jeremy Lancaster	(retired 25 May 2004)
David Tucker	

The main terms of reference of this Committee are to oversee and report to the Board on financial risk management strategy, policy and treasury transactional matters. Additionally, the Committee assists the Board in reviewing and approving financial transactions, including currency exposures and interest rate management. The Committee holds at least two scheduled formal meetings each year with full attendance to discuss matters of policy. Additional meetings are held during the year as necessary for which the quorum is three members, one of whom must be either the Finance Director or the Treasurer. In 2004, the Committee held two formal meetings and also met several times each month. All members of the Committee in office at the date of each meeting were present at the formal meetings.

Nomination Committee

Jeremy Lancaster	Chairman of Committee (retired 25 May 2004)
Rolf Börjesson	Chairman of Committee (appointed 25 May 2004)
Stefan Angwald	(appointed 25 May 2004, resigned 14 October 2004)
Michael Buzzacott	
Christopher Clark	
Lars Emilson	(appointed 15 October 2004)
Carl Symon	
David Tucker	

The main terms of reference of this Committee are to regularly review the structure, size and composition of the Board and make recommendations to the Board on the role and nomination of directors for appointment to the Board, Board committees and as holders of any executive office. The Committee is also responsible for assessing the role of the Chairman and making appropriate recommendations to the Board, and assisting the Chairman with the annual performance evaluation to assess the overall and individual performance and effectiveness of the Board. The Committee met twice in 2004 and all members of the Committee in office at the date of each meeting were present.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee (retired 25 May 2004)
Christopher Clark	Chairman of Committee (appointed 25 May 2004)
Rolf Börjesson	(appointed 25 May 2004, resigned with effect from 23 February 2005)
Michael Buzzacott	
Carl Symon	
David Tucker	

The main terms of reference of this Committee are set out in the Remuneration Report on page 35. The Committee met six times in 2004 and all members of the Committee in office at the date of each meeting were present.

Retirement Benefits Committee

Michael Hartnall	Chairman of Committee
Rolf Börjesson	(appointed 25 May 2004)
Frank Brown	Director of US Administration
Graham Chipchase	
Jeremy Lancaster	(retired 25 May 2004)
Peter Moxom	Director of Human Resources

The main terms of reference of this Committee are to review and make recommendations to the Board on the Group's retirement and post retirement benefit arrangements including the control and funding of such arrangements. It considers and reviews external advice received in respect of investment strategy, global asset allocation and funding levels. It also works with and assists the Remuneration Committee in determining individual pension packages for the executive directors and other senior executives.

Michael Hartnall continued as Chairman following his retirement as a director of Rexam PLC in 2003. The Committee met four times in 2004 and all members of the Committee in office at the date of each meeting were present, with the exception of the June meeting when Rolf Börjesson was unable to attend although he received a copy of the agenda and commented in advance of the meeting.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Deputy Company Secretary

The main terms of reference of this Committee are to grant options to employees over ordinary shares in the Company under the savings related share option schemes, and to allot shares under the savings related share option schemes and the executive share option scheme. A Chairman is elected at each meeting and the quorum is two members, one of whom must be a director. The Committee met at least fortnightly in 2004.

NON BOARD COMMITTEE AND TERMS OF REFERENCE

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors, Sector directors and senior corporate officers as shown on page 23. Whilst the GMC is not a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC met five times in 2004.

remuneration report

The Remuneration Report for the year ended 31 December 2004 has been prepared by the Remuneration Committee on behalf of the Board.

COMPLIANCE

The Remuneration Report has been prepared in accordance with the Listing Rules of the UK Listing Authority, the new Combined Code on Corporate Governance (the Code) and Schedule 7A of the Companies Act 1985. The Committee has described how, during the financial year, it has applied the best practice principles of good governance relating to directors' remuneration as contained in the Code. In particular the Committee believes that the Company has complied with Schedule A of the Code relating to the remuneration policy for executive directors.

Shareholders will be asked to approve the 2004 Remuneration Report at the Annual General Meeting to be held on 5 May 2005.

The Auditors in their Audit Report on page 58 have confirmed to members that the scope of their report covers the disclosures contained in this Remuneration Report that are specified for their review by the UK Listing Authority and under Schedule 7A of the Companies Act 1985. The sections of this Report that are included in the Audit Report have been marked as audited information.

MEMBERSHIP AND MAIN RESPONSIBILITIES

The Board delegates responsibility for determining the Company's remuneration policy to the Remuneration Committee (the Committee). The relationship between the Board and the Committee is governed by formal terms of reference which were reviewed to reflect best practice and approved by the Board in January 2004. A copy of the terms of reference is available on the Company's web site, www.rexam.com, or on request from the Company Secretary's department.

At the date of this Report, membership of the Committee is made up of non executive directors whom the Board consider to be independent. Members of the Committee during the year were Jeremy Lancaster (Chairman of the Committee until his retirement on 25 May 2004), Christopher Clark (appointed Chairman of the Committee on 25 May 2004), Michael Buzzacott, Carl Symon, David Tucker and, from 25 May 2004 until his resignation on 23 February 2005, Rolf Börjesson. The reasons for his resignation as a member of the Committee are discussed in the Corporate Governance Report on page 27.

Other than in respect of their shareholdings in Rexam, the members of the Committee have no personal financial interests in the matters to be decided and no potential conflicts arise from cross directorships or day to day involvement in the running of the Group that could materially affect their independent judgement.

The Committee is responsible for determining basic salaries, short and long term incentive schemes, retirement benefit rights, initial and termination payments and the amount and conditions of any other payments made to executive directors. The Committee is also responsible for setting the remuneration of the Chairman and Deputy Chairman and any incentive schemes involving the shares of the Company. Details of the remuneration of those members of the Group Management Committee who are not executive directors are presented to the Committee for information.

The contract of employment of the Chief Executive, Stefan Angwald, was terminated on 31 October 2004 as discussed in the Corporate Governance Report. The Committee approved the termination payments to Stefan Angwald which had been agreed in accordance with his contract of employment.

The Committee received advice from external advisers who were appointed by the Company. Towers Perrin advised on external market executive and senior management compensation and benefit levels and policies and Mercer Human Resource Consulting provided benchmark information relating to the Group's compensation and benefit policies and executive directors' retirement benefit arrangements. Allen & Overy advised the Committee on the cessation of Stefan Angwald's contract of employment. In addition, Mercer Human Resource Consulting provided professional services in respect of retirement benefit advice. Allen & Overy has, from time to time, given specialist legal advice relating to the Group's incentive schemes. Alithos Limited provides advice and comparator calculations on total shareholder return.

The external advisors, with the exception of Towers Perrin and Alithos, also provide other professional services to the Rexam Group. Allen & Overy provide legal advice and Mercer Human Resource Consulting provide retirement benefit advice for some of the Group's main pension schemes.

The Committee consults with Graham Chipchase, Group Finance Director, and Peter Moxom, the Group Director Human Resources, in connection with salary, incentive plan and pension and benefit proposals.

In addition to regular meetings, the Committee holds a strategy meeting once a year to review market comparisons and discuss specifically the Company's remuneration policy for the following and future financial years. The Committee met six times in 2004 and all members of the Committee in office at the date of each meeting were present.

REMUNERATION POLICY

Rexam seeks to ensure that its remuneration and incentive schemes for executive directors and senior executives are in line with best practice, relative to appropriate market references and balance the interests of shareholders with the need to offer competitive remuneration packages. It also considers it important and recognises that the remuneration policy should fairly reward all employees thereby encouraging longer term benefits such as preferred employer status, improved business and financial performance and customer and supplier satisfaction.

The Committee considers that the four key components of executive directors' remuneration are basic salary and benefits in kind, short term incentives, long term share incentives and retirement benefits. The policy of the Committee during the current year, 2004, and future financial years to the extent reasonably foreseeable, is that:

i executive directors should be paid a basic salary set at around median market level which is comparable with a broad spectrum of international companies of similar size and industry focus, and reflective of salaries paid in the country in which the director is based;

ii individual salary, benefits in kind and performance related incentive levels for executive directors should be determined by reference to a range of criteria including their level of responsibility and personal contribution to the Group's performance;

iii in addition to basic salary, there should be short and long term incentive arrangements which are comparable with international companies of similar size and industry focus and enable executive directors to earn significantly more than their basic salary when the Group and, where relevant, the Sector or Sectors for which they are responsible perform exceptionally well; and

iv the remuneration of the Chairman, the Deputy Chairman and other non executive directors should be determined having regard to the time spent on Rexam's behalf and take into account current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

The combination of (i), (ii) and (iii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations and to achieve performance levels which exceed those of competitor companies. A significant part of an executive director's remuneration package is performance related with a high percentage based on long term share incentives. Based on Rexam achieving its annual short term bonus targets and share options vesting at median, the estimated value of an annual remuneration package for an executive director is:

FIXED	PERFORMANCE RELATED	
BASIC SALARY, BENEFITS IN KIND AND RETIREMENT BENEFITS 45%	SHORT TERM CASH INCENTIVES 22%	LONG TERM SHARE INCENTIVES 33%

Source: Towers Perrin

The value placed on performance related incentives is an estimate of the expected value and cannot be accurately quantified unless performance targets are met and incentives crystallise. If the respective minimum performance targets are not achieved, then the incentive has no value. In addition, for share based incentives that vest, a longer term view must be taken as value is dependent on an executive director having opportunities to exercise share options and the fact that, once vested, they may have as long as seven years within which to exercise. The effect of the Company's share price and other external influences can considerably affect the value of long term share incentives.

The remuneration packages of the executive directors have been structured in this way.

BASIC SALARIES AND BENEFITS IN KIND

These are determined on an assessment of competitive market practice, using benchmark information from Towers Perrin's Top Executive General Industry Survey and specialist external advice obtained from Towers Perrin and Mercer Human Resource Consulting. Each executive director receives a salary which reflects his responsibilities, experience and performance. The Committee also determines the remuneration framework and reviews the salaries for certain senior management, being those who are members of the Group Management Committee. The salaries of the executive directors and certain senior management are reviewed annually on 1 January in the context of individual and related business performance.

Benefits in kind comprise one or more of a car, private healthcare, membership of a Company pension scheme (including life assurance protection), relocation allowance and the payment of fees for membership of professional bodies.

The remuneration of the Chairman of the Board, Rolf Börjesson, and the Deputy Chairman, Christopher Clark, is determined by the Committee and those concerned absent themselves from these discussions. Non executive directors' fees are comparable to fees paid to non executive directors of companies of a similar size and industry focus. They are recommended by the Chairman and the Chief Executive and approved by the Board.

The non executive directors, excluding the Chairman and Deputy Chairman, receive an annual fee with an additional fee of £5,000 per annum if they serve as chairman of a Board committee. The Chairman receives fees in line with current market practice and the Deputy Chairman receives fees which reflect his additional responsibilities as the senior independent director and his service as chairman of the Remuneration Committee.

The directors' emoluments table and notes thereto are shown on pages 41 and 42.

SHORT TERM INCENTIVES

The current short term annual bonus scheme for executive directors depends upon the realisation of demanding Group profit before tax and cash flow targets to encourage performance which would contribute most to maximise shareholder value and meet corporate objectives. For those directors with direct responsibility for a Sector(s), they must, in addition, achieve their stated Sector(s) operating profit and cash flow targets. If targets are met, a bonus equal to 0.5 times basic salary can be achieved. This bonus can increase up to a maximum of a further 0.5 times basic salary relative to the extent that such targets are exceeded.

The short term bonus is not pensionable for directors who are subject to the UK Inland Revenue earnings cap nor is it subject to the pension supplement. The short term bonus for current directors is not pensionable.

The Company measures Rexam's performance against total shareholder return (TSR) for the Long Term Incentive Scheme and against economic profit growth for the Executive Share Option Scheme 1997. The performance conditions applicable to the grants under each Scheme are summarised in the following sections of the Report and are the same for each executive director. There is no re-testing of performance conditions for options granted after 2002.

In accordance with Schedule 7A of the Companies Act 1985, the Company is required to illustrate its performance over the past five years against a broad equity market index. The FTSE 100, of which the Company is a constituent, is therefore considered to be the best broad equity market index against which the Group's performance should be graphed for general performance comparison purposes. The graph shows the cumulative TSR for the five year period ended 31 December 2004 based on the value of £100 invested in Rexam ordinary shares on 31 December 1999 compared with the value of £100 invested over the same period in the FTSE 100 share index.

Comparison of five year cumulative total shareholder return


Total return indices - Rexam and FTSE 100
300
200
100
0
1999
2000
2001
2002
2003
2004
Rexam return index
FTSE 100 return index

Points on this graph show the value of an investment on the last trading day of each year.

LONG TERM SHARE INCENTIVES

The Company operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors and other senior managers. The participation of the executive directors in both schemes is annually reviewed. The Committee believes it is beneficial for them to align their interests with those of the shareholders through the Long Term Incentive Scheme, and also to participate in the Executive Share Option Scheme with other senior managers. The Savings Related Share Option Schemes are not subject to performance conditions since they are all-employee schemes for UK and Irish employees, and eligible employees participate on the same terms. There is no requirement for a payment to be made on the granting of an option under any of the schemes.

The value derived from long term share incentives is not pensionable.

During the year, the Company remained within the headroom limits as set out in the rules of its option schemes for the issue of new shares. At 31 December 2004, the position under the '5% in 10 years' limit for discretionary share option schemes was that shares equivalent to 3.7% of the issued ordinary share capital had been allocated, whilst under the '10% in 10 years' limit for all share option schemes, the equivalent number of shares allocated was 4.7%.

Long Term Incentive Scheme

Annual grants of options over ordinary shares are made to executive directors and certain senior executives at the discretion of the Committee and are structured as options to allow the participants to choose when to exercise and thereby crystallise a gain, subject to the option having vested. The Committee may use its discretion as to the multiple of salary on which the option calculation is based but it is the Committee's policy that one grant of options over shares will be made each year with a value normally not exceeding three times the participant's annual basic salary at the date of grant. Options are granted over the number of shares calculated by dividing a multiple of basic salary by the average ordinary share price for the preceding year. The options may be exercised on or after the third anniversary of the commencement of the measurement period, subject to vesting, at a nominal cost on exercise to the participant.

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share prices of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in a Rexam ordinary share with the TSR that would have been obtained by investing in each of the companies comprising the comparator group.

TSR is calculated by external advisors as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of that period. Dividends are treated as cash receipts and fund raisings, such as a rights issue, as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and senior executives to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives and the shareholders are closely aligned.

The Committee has chosen a constructed index comparator group against which to measure TSR as the FTSE Support Services sector of the FTSE 100 to which Rexam belongs is a diversified one. For the grants made in 2001, the participants of the comparator group were chosen from a London quoted industrial grouping of similar size companies. However, as Rexam has become a focused consumer packaging group and its operations have become more global, the 2002, 2003 and 2004 grants have measured, and the 2005 grants will measure, TSR against an international index of companies of similar size, complexity and international reach. The Committee assesses the performance conditions and comparator group annually.

The performance targets and vesting rates are the same for the 2002, 2003 and 2004 grants and are calculated using the TSR for the companies in the respective comparator group for the year of grant.

TSR performance target percentile ranking in comparator group	Vesting %
Below median	None
Between median and twenty sixth	8 – 33
Between twenty fifth and eleventh	33 – 66
Between tenth and fifth	66 – 100
Above fifth	100

2001 Grant
The options granted in 2001 vested in 2004 following the closure of the measurement period on 31 December 2003. Rexam ranked third which falls within the tenth and fifth percentile of its comparator group of 48 London quoted industrial companies and 83.3% of the number of shares under option vested.

2002 Grant
Options were granted to the executive directors and certain senior executives based on the multiple of three times basic salary. The three year measurement period ended on 31 December 2004. Rexam ranked sixth which falls within the twenty fifth and eleventh percentile of its international industrial comparator group of 41 companies quoted on a number of the world's major stock exchanges and 55.55% of the number of shares under option vested.

2003 and 2004 Grants
The 2003 and 2004 options were granted to executive directors and certain senior executives based on the multiple of three times basic salary. The measurement period for the 2003 Grant is 1 January 2003 to 31 December 2005 and 1 January 2004 to 31 December 2006 for the 2004 Grant. If Rexam's performance is below the median at the end of the respective measurement period the options will lapse.

2005 Grant
It is intended that the 2005 options will be granted on the same basis as in 2004 with the exception that vesting between the median and tenth percentile will be assessed on an even basis to give more clarity to the vesting calculation.

Comparator groups
The following companies comprised the 2001 comparator group.

Aga Foodservice Group	ICI
Amersham	IMI
Associated British Foods	Invensys
BAE Systems	Johnson Matthey
Balfour Beatty	Laporte
BBA	Marconi
BOC Group	Meggit
Bodycote	Morgan Crucible
Brake Brothers	Northern Foods
British Vita	Reckitt Benckiser
Cadbury-Schweppes	Rexam
Charter	Scapa
Cookson Group	Senior Engineering
Corus	Smith & Nephew
Croda	Smiths Group
Dairy Crest	Spirent
Devro	SSL
David S Smith	Sygen International
Elementis	Tate & Lyle
Express Dairies	Tomkins
FKI	TT Group
Geest	Unilever
Halma	Uniq
Hazlewood Foods	Weir Group

The following companies comprise the 2002, 2003 and 2004 comparator groups.

Aga Foodservice Group	Heineken
Alcan	Huhtamäki
Alcoa	ICI
Amcor	Interbrew
Amersham (2002, 2003, 2004)*	Kidde
Anheuser-Busch	Nestlé
Associated British Foods	Norsk Hydro
Ball	Northern Foods
Baxter International	Owens-Illinois
Bemis	Pactiv
Cadbury-Schweppes	Pechiney (2002, 2003)*
Carlsberg	Reckitt Benckiser
Corus	Rexam
Coca-Cola Co	SABMiller (2003, 2004)*
Crown Cork & Seal	Schmalbach Lubeca (2002)*
Dairy Crest	Scottish & Newcastle
Diageo	Sealed Air
Dow Chemical	Smith & Nephew
Eastman Kodak	Sonoco Products
Geest	Toyo Seikan
Groupe Danone	Unilever

* Amersham, Pechiney and Schmalbach Lubeca were de-listed on their respective stock exchanges due to take-over or merger while they were members of the comparator groups for the years shown above. They remain in the comparator group for the duration of the performance period and the return to shareholders is calculated by combining the return obtained prior to de-listing with the return on the cash, equity or other instruments received in exchange for the original share for the balance of the period. SABMiller replaced Schmalbach Lubeca in the 2003 and 2004 comparator groups.

Details of the current grants made to executive directors who participate on a multiple of three times basic salary are shown on page 44.

Executive Share Option Scheme
The Executive Share Option Scheme 1997 aims to closely align the long term incentive rewards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of basic salary. It is the Committee's policy and an undertaking has been given to shareholders that grants of options will be made annually over shares with a value normally not exceeding the participant's annual basic salary at the date of grant. The acquisition price is set at market value using the average of the mid market price of a Rexam ordinary share over a three day period preceding the date of grant.

Grants of options have been made under the 1997 Scheme since its inception. The performance target is reviewed and determined by the Committee each year and is measured over a three year period commencing on 1 January of the year of grant.

Since 1999, the performance target has been based on economic profit growth. This performance measure was chosen because the Committee considers it to be more testing than earnings per share and a good way, after accounting for the cost of capital, of measuring growth. Economic profit is the Group's operating profit less a capital charge on net assets which, for the years 2001 to 2004, was 12% per annum. The target is calculated by increasing the economic profit for the year prior to the year of grant over the three year measurement period at an annual growth rate of 4% per annum. All shares will vest if the economic profit is at or above the performance target.

It is intended that the 2005 options will be granted on the same basis as in 2004.

Details of the current grants made to executive directors who participate on a multiple of one times basic salary are shown on page 45.

Savings Related Share Option Schemes

The Company has all-employee Savings Related Share Option Schemes open to eligible employees resident in the United Kingdom and Ireland. The Inland Revenue rules limit the maximum amount that can be saved to £250 per month. Options are granted to acquire, on the date when the contract matures, the number of shares that the total savings will buy at the acquisition price set at the date of grant. Eligible executive directors are permitted to participate in the UK Savings Related Share Option Scheme.

Details of the grants made to executive directors in 2004 are shown on page 46.

RETIREMENT BENEFITS

The Remuneration Committee is aware of the impending changes to pensions taxation and the Retirement Benefits Committee has been asked to consider the effect of these changes which will become effective in 2006. Graham Chipchase is the only executive director who is a member of the Rexam Pension Plan and his benefits are subject to the UK Inland Revenue earnings cap. Pension supplements are paid in respect of basic salary which is not pensionable under the UK pension plan. Pension supplements are paid to enable directors to provide themselves with appropriate pension and life assurance cover where the UK pension plan is not appropriate for them and no other Group pension plan applies. The pension supplement is calculated on an age related scale of 40% of basic salary from age 40 which increases to 65% of basic salary at age 60 and over.

Rolf Börjesson was a member of the Rexam Pension Plan for life cover only until his retirement as Chief Executive on 25 May 2004 in respect of basic salary up to the Inland Revenue earnings cap. Until his retirement date, he also received a pension supplement equivalent to 65% of his basic salary, inclusive of an employer contribution to a personal pension plan in his name, to enable him to provide himself with appropriate pension and life assurance cover. He is also in receipt of an unfunded pension for five years from the date of retirement and has a right to an additional unfunded pension from age 65 to age 75 which reflect his pension rights in Sweden that were forfeited, without compensation, when he joined Rexam in 1996.

Graham Chipchase is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue earnings cap. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a pension supplement equivalent to 40% of his basic salary in excess of the Inland Revenue earnings cap to enable him to provide himself with appropriate pension and life assurance cover.

Yves Dominioni is a member of the French complementary pension system, the AGIRC, for his French basic salary. From 2001, he has been a member of a defined contribution French Pension Plan, with the employer contribution being equal to 6% of his French earnings. He is also entitled to a termination indemnity in accordance with a collective agreement covering all employees of the Rexam Beauty & Pharma Sector in France. For that part of his basic salary paid in the UK he is paid a pension supplement equivalent to 60% of basic salary to enable him to provide himself with appropriate pension and life assurance cover in respect of that portion of his basic salary.

Through his Group service in Sweden, Lars Emilson remains a member of the Swedish collective pension scheme for salaried employees in industry and commerce, the ITP, which provides for a pension from age 65. On his retirement the Group will provide him with an income for 48 months from the date of retirement equivalent to 70% of a basic notional salary set in Sweden and will continue to pay premiums to the ITP until he is age 65. From age 65 he will be entitled to a pension from the ITP based on a pensionable salary up to a Swedish earnings cap of SEK1,269,000. The Group also pays premiums to secure a pension for Mr Emilson from age 65 to age 75 equivalent to a further 10% of his pensionable salary at the date of retirement.

Stefan Angwald was entitled to receive a payment equivalent to 50% of his basic salary to enable him to provide himself with appropriate pension and life assurance cover. His entitlement to this payment is included in the pay in lieu of notice detailed in Directors' emoluments on page 41.

Details of the individual entitlements under the defined benefit arrangements provided by the Company during 2004 are shown on page 43.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are required to accumulate a shareholding over time from shares acquired on the exercise of their share options. The shareholding must be retained until at least age 55 after which an individual is no longer subject to the shareholding requirement and may sell his shareholding to facilitate retirement planning.

The number of shares to be held varies according to the seniority of the director or executive. The Chief Executive is required to hold 125,000 ordinary shares and the executive directors are required to hold 75,000 ordinary shares each. Certain senior executives are required to hold 50,000 ordinary shares each.

During 2004 all the executive directors and senior executives subject to the shareholding requirement, who have exercised share options, have met and maintained their shareholding requirement level.

CONTRACTS OF EMPLOYMENT

The executive directors' contracts of employment and the non executive directors' letters of appointment are available for inspection by any shareholder of the Company during normal business hours at the registered office of the Company on Monday to Friday (public holidays excepted).

Duration of contracts

The Company's policy in relation to the duration of contracts for executive directors is that they continue until the director's contractual retirement age (or such date as agreed between the director and the Company) unless terminated before by either party, subject to required notice.

From 2005, all new executive director appointments will be offered a contract terminable on one years' notice. However, in exceptional circumstances, the policy allows for an externally recruited executive director to be offered a contract terminable by the Company on two years' notice for the first year of appointment. Thereafter, the contract becomes terminable on one years' notice by either party. Currently, all executive directors have contracts terminable on one years' notice.

Termination of contracts

The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without payment of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract without cause and in breach of the notice requirement, it will make a monthly payment in lieu of notice comprising salary, short term bonus at target and a pension supplement until the earlier of the director commencing in a new position and the notice period expiring. The executive director has a duty to mitigate his loss of office and actively seek to secure alternative comparable employment thereby reducing his need for compensation at the earliest opportunity. Pensionable service does not accrue during the period of notice.

Until 31 October 2004, Stefan Angwald had a contract terminable on two years' notice as he was in his first year of employment. In accordance with his contract he receives a monthly payment in lieu of notice with a duty to mitigate his loss of office until the earlier of him commencing in a new position and the notice period expiring. His entitlement to options granted through the Company's share option schemes lapsed on 31 October 2004.

Change of control

If there is a change of control of the Company and, at any time within one year following that event, the executive director's employment is terminated without due notice, the executive director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. They retain their right to share based entitlements which may be exercised immediately within a predetermined time frame in accordance with the structure of the general offer.

Share based entitlements

Any share based rights granted to an executive director will be determined at the discretion of the Committee, as permitted by the rules of the appropriate scheme.

LETTERS OF APPOINTMENT

Non executive directors are appointed for an initial three year term renewable thereafter at the discretion of the Board for a maximum of two further three year terms. They are subject to election by shareholders at the first Annual General Meeting after their appointment and at least once every three years thereafter. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

The Company's policy on executive directors' having non executive directorships with other companies is that such appointments are permitted, subject to the approval of the Chairman of the Board and taking account of the requirements of the Combined Code. Any fees payable will be retained by the executive director unless otherwise agreed.

The table below shows details of the directors' contracts and letters of appointment.

Executive director	*Date of appointment*	*Date of current contract*	*Expected retirement age*	*Notice period (Company)*	*Compensation on early termination*	*Notes*
Stefan Angwald	5 January 2004	8 December 2003	–	2 years	As policy	i
Bill Barker	21 January 2005	3 December 2004	60	1 year	As policy	ii
Rolf Börjesson	10 January 1996	–	–	1 year	As policy	iii
Graham Chipchase	10 February 2003	1 October 2002	60	1 year	As policy	
Yves Dominioni	22 May 1997	24 April 1998	60	1 year	As policy	
Lars Emilson	21 October 1999	23 March 2001	65	1 year	As policy	

Non executive director	Date of appointment	Date of original letter of appointment	Effective date of latest revised letter of appointment	Expiry of term	Notes
Rolf Börjesson	25 May 2004	5 April 2004	–	24 May 2007	iii
Michael Buzzacott	17 May 2000	5 April 2000	17 May 2003	16 May 2007	
Christopher Clark	20 March 2003	10 March 2003	–	19 March 2006	
Jeremy Lancaster	10 January 1996	21 December 1995	10 January 2002	25 May 2004	iv
Carl Symon	17 July 2003	16 July 2003	–	16 July 2006	
David Tucker	22 May 1997	9 May 1997	22 May 2003	21 May 2006	

i Stefan Angwald's contract ceased on 31 October 2004. In line with his employment contract, he is receiving a monthly amount in lieu of notice until the earlier of him commencing in a new position and the expiry of his notice period on 31 October 2006.

ii Bill Barker's employment contract as Group Director Beverage Cans was not replaced when he was appointed an executive director on 21 January 2005.

iii On 25 May 2004 Rolf Börjesson retired as Chief Executive and was appointed as Chairman. He now serves the Company under a letter of appointment.

iv Jeremy Lancaster retired as Chairman of the Company on 25 May 2004.

DIRECTORS' EMOLUMENTS (audited information)

		2004 Fees/salary £000	2004 Benefits in kind £000	2004 Pension supplement £000	2004 Bonus £000	2004 Compensation for loss of office £000	2004 Total £000	2003 Total £000
Chairman								
Jeremy Lancaster	(retired 25.5.2004)	72	-	-	-	-	72	180
Rolf Börjesson	(appointed 25.5.2004)	144	-	-	-	-	144	–
Deputy Chairman								
Christopher Clark	(appointed 20.3.2003)	90	-	-	-	-	90	62
John Warren	(retired 15.5.2003)	-	-	-	-	-	-	13
Non executive directors								
Michael Buzzacott		45	-	-	-	-	45	35
Carl Symon	(appointed 17.7.2003)	40	-	-	-	-	40	16
David Tucker (1)		45	-	-	-	-	45	35
		436	-	-	-	-	436	341
Executive directors								
Stefan Angwald (2)	(appointed 5.1.2004) (terminated 14.10.2004)	564	108	229	237	230	1,368	–
Rolf Börjesson (3)	(retired 25.5.2004)	271	8	272	129	-	680	1,519
Graham Chipchase	(appointed 10.2.2003)	300	4	86	155	-	545	580
Yves Dominioni		273	10	88	213	-	584	572
Lars Emilson (4)		432	3	136	233	-	804	610
Michael Hartnall (5)	(retired 15.5.2003)	-	-	-	-	-	-	268
Francis Labbé	(resigned 29.10.2003)	-	-	-	-	-	-	788
		1,840	133	811	967	230	3,981	4,337
2004 Total		2,276	133	811	967	230	4,417	4,678
2003 Total		2,504	54	599	1,429	92	4,678	

Housing allowances are excluded for the purpose of calculating pension or incentive entitlements and, where applicable, are included in the salaries disclosed above. The benefits in kind provided to directors comprise one or more of a car, private healthcare, membership of a Company pension scheme, including life assurance protection and the payment of professional fees. Achievement against targets for 2004 resulted in an average short term bonus entitlement of 59% of basic salary for eligible directors, including Stefan Angwald.

(1) As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £15,000 (2003: £13,500) from the Rexam Pension Plan in addition to his fees as a non executive director.

(2) In 2004, relocation expenses of £95,558, included within benefits in kind shown above, were incurred in respect of Stefan Angwald's move to the UK. Stefan Angwald's contract of employment ceased on 31 October 2004 and an amount of £2,474,064 has been provided pursuant to that contract in respect of pay in lieu of notice, relocation costs, outplacement fees and other professional fees and services due to him. In accordance with his contract, Stefan Angwald receives the payments in lieu of notice in equal monthly instalments of £99,315 over the period of his notice until the earlier of him commencing in a new position at a comparable executive level and the notice period expiring on 31 October 2006. Should he secure new employment at a lower salary during his period of notice, he will be entitled to receive from Rexam, for the unexpired notice period, a monthly payment based on the difference between the payment in lieu of notice he is receiving from Rexam and his new salary. He is also entitled to receive reimbursement for relocation costs, outplacement fees and other professional fees and services incurred by him up to the expiry of his notice period. The amount receivable by Stefan Angwald pursuant to these termination arrangements in 2004 was £229,805, shown under compensation for loss of office, and this amount comprises pay in lieu of notice, outplacement and professional fees. He is entitled to a short term bonus for 2004 equivalent to ten twelfths of the full year bonus reflecting his period of employment to 31 October 2004. It is intended that the value of any payments made in 2005 and 2006 to Stefan Angwald pursuant to his termination arrangements will be disclosed in the respective Remuneration Reports.

(3) A housing allowance was paid to Rolf Börjesson until his retirement as Chief Executive on 25 May 2004. He is entitled to a short term bonus equivalent to five twelfths of the full year bonus reflecting his period of employment as an executive director to retirement on 25 May 2004. He served as a non executive director on the Boards of Copenhagen Airports A/S and Svenska Cellulosa AB and received and retained non executive directors' fees of £18,089 during the period 1 January 2004 to 25 May 2004.

(4) Lars Emilson received a housing allowance until his appointment as Chief Executive on 14 October 2004. He also received a payment, shown in the pension supplement disclosed above, in respect of his membership of the Swedish collective pension scheme.

(5) Michael Hartnall, a former executive director, continued as Chairman of the Retirement Benefits Committee following his retirement on 15 May 2003 and received fees of £25,000 (16 May to 31 December 2003: £15,737) from the Company. He also received fees of £10,000 (1 July to 31 December 2003: £5,000) from the Rexam Pension Plan in respect of his services to the Rexam Pension Plan Investment Committee.

No amounts were paid to third parties in respect of any executive director's services to the Company and no termination payments were made to any other past directors during the year. No executive director, other than Rolf Börjesson, held a non executive directorship during the year.

Details of each executive director's long term share incentives can be found on pages 44 to 46.

RETIREMENT BENEFITS (audited information)

The following directors were members of defined benefit arrangements provided by the Company during the year. Entitlements and corresponding transfer values increased during the year as shown in the table below.

	(1) Gross increase in accrued pension per annum £000	(2) Increase in accrued pension excluding inflation per annum £000	(3) Total accrued pension 31.12.04 per annum £000	(4) Transfer value of net increase in accrual over period £000	(5) Change in transfer value during period £000	(6) Transfer value of accrued pension at 31.12.04 £000	(7) Transfer value of accrued pension at 31.12.03 £000
Rolf Börjesson	26	20	223	116	212	1,116	904
Graham Chipchase	4	3	6	25	30	56	21
Lars Emilson	40	35	210	176	193	849	656

	Gross increase in accrued entitlement £000	Increase in accrued entitlement excluding inflation £000	Total accrued entitlement 31.12.04 £000	Transfer value of net increase in accrual over period £000	Change in transfer value during period £000	Transfer value of accrued entitlement at 31.12.04 £000	Transfer value of accrued entitlement at 31.12.03 £000
Yves Dominioni	3	2	29	2	4	24	20

Notes

i Pension accruals shown are the amounts which would be paid annually on retirement (except in respect of Yves Dominioni, where the amount is a single payment which would be made on termination or retirement) based on service to the end of 31 December 2004.

ii Transfer values (columns 4, 6 and 7) have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession in the United Kingdom.

iii The value of net increase in accrual (column 4) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at 31 December 2004. It is based on the increase in accrued pension (column 2) after deducting contributions made by the director.

iv The change in the transfer value (column 5) includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company or the director. It is calculated after deducting contributions made by the director.

v No voluntary contributions are paid by directors.

vi The amount disclosed for Rolf Börjesson under column (6) includes the value of the pension receivable by him at 31 December 2004. He began to receive a pension under one of these arrangements following his retirement on 25 May 2004.

The table below details pension contributions paid during the year in respect of defined contribution schemes for executive directors.

	2004 Pension contributions £000	2003 Pension contributions £000
Rolf Börjesson	15	34
Yves Dominioni	6	6
Lars Emilson	35	41
	56	81

The pension contributions are paid by the relevant Group employer.

SHARE OPTIONS (audited information)

The interests of the directors in the shares of the Company are disclosed in the tables below. There is no requirement for an executive director to make a payment on the granting of an option under any of the Schemes. The performance conditions applicable to the Long Term Incentive Scheme are based on Rexam's TSR performance against a specified comparator group of companies and on Rexam's economic profit growth for the Executive Share Option Scheme. A summary of the performance conditions that apply to both schemes can be found on pages 37 to 39. No variations were made during the year to the terms and conditions of any options.

The ordinary shares purchased to satisfy in part the vesting obligations for the Long Term Incentive Scheme and Executive Share Option Scheme 1997 are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey, Channel Islands.

The mid market price of a Rexam PLC ordinary share at 31 December 2004 was £4.595 and the range during 2004 was £4.0325 to £4.675.

The aggregate gain on the exercise of directors' share options during 2004 through all share option schemes was £9.0m (2003: £3.1m).

Long Term Incentive Scheme

The options granted in 2001 vested at 83.3% and the number of ordinary shares to which the participant became entitled is reflected in the 'Options vested' column of the table. The remaining shares under option lapsed. The options granted in 2002 vested at 55.55% on 1 January 2005. The maximum number of ordinary shares to which the participant is entitled is reflected in the 'Grant number at 31.12.04' column of the table. The number of shares that vested on 1 January 2005 will be reduced in accordance with the vesting percentage. Options are generally exercisable between the vesting date and six years and eleven months from the grant date.

Eligible directors held the following maximum number of options over ordinary shares through the Long Term Incentive Scheme.

	Grant date	Grant number at 1.1.04*	First exercise date**	Expiry date**	Options vested	Exercise price per share pence	Granted during the year	Exercised during the year	Market price per share at exercise date £	Lapsed during the year	Grant number at 31.12.04
Stefan Angwald ***	02.04.04	–	01.01.07	01.03.11		0.093739	445,600			445,600	–
Rolf Börjesson	07.09.01	850,658	01.01.04	06.08.08	708,598	0.093739		708,598	4.405	142,060	–
	30.04.02	562,091	01.01.05	29.03.09		0.093739					562,091
	22.04.03	442,291	01.01.06	21.03.10		0.093739					442,291
		1,855,040			708,598			708,598		142,060	1,004,382
Graham Chipchase	22.04.03	184,341	01.01.06	21.03.10		0.093739					184,341
	02.04.04	–	01.01.07	01.03.11		0.093739	243,100				243,100
		184,341					243,100				427,441
Yves Dominioni	07.09.01	360,041	01.01.04	06.08.08	299,914	0.093739		299,914	4.405	60,127	–
	30.04.02	230,639	01.01.05	29.03.09		0.093739					230,639
	22.04.03	178,580	01.01.06	21.03.10		0.093739					178,580
	02.04.04	–	01.01.07	01.03.11		0.093739	224,200				224,200
		769,260			299,914		224,200	299,914		60,127	633,419
Lars Emilson	07.09.01	490,830	01.01.04	06.08.08	408,861	0.093739		408,861	4.405	81,969	–
	05.06.02	334,545	01.01.05	04.05.09		0.093739					334,545
	22.04.03	249,202	01.01.06	21.03.10		0.093739					249,202
		1,074,577			408,861			408,861		81,969	583,747
Michael Hartnall****	07.09.01	613,510	01.01.04	06.08.08	511,054	0.093739		511,054	4.405	102,456	–
	28.03.02	411,780	01.01.05	27.02.09		0.093739					411,780
		1,025,290			511,054			511,054		102,456	411,780

* Or date of appointment if later.

** The first exercise date and the expiry date are dependent upon the options vesting but the final expiry date must be no later than six years and eleven months from the grant date.

*** Option lapsed on 31 October 2004.

**** Options held by Michael Hartnall under the 2001 and 2002 grants as at 15 May 2003, the date of retirement as a director, with an entitlement to exercise the options if they vest. He exercised his option under the 2001 grant on 4 March 2004.

Executive Share Option Scheme

Eligible directors held the following options over ordinary shares through the Executive Share Option Scheme 1997. Options are generally exercisable between the vesting date and ten years from the grant date. The options granted in 2001 vested on 5 September 2004 and the number of ordinary shares to which the participant became entitled is reflected in the 'Options vested' column of the table. The options granted in 2002 will vest on 28 March 2005 for Michael Hartnall and 28 May 2005 for the other participants.

	Grant date	Grant number at 1.1.04*	First exercise date**	Expiry date**	Options vested	Exercise price per share £	Granted during the year	Exercised (E)/ Lapsed (L) during the year	Market price per share at exercise date £	Grant number at 31.12.04
Stefan Angwald***	31.03.04	–	31.03.07	31.03.14		4.3800	125,570	125,570 (L)		–
Rolf Börjesson	05.09.01	216,835	05.09.04	05.09.11	216,835	3.4308		216,835(E)	4.40	–
	28.05.02	122,882	28.05.05	25.05.06		4.4432				122,882
	12.03.03	197,553	12.03.06	25.05.06		3.0371				197,553
		537,270			216,835			216,835		320,435
Graham Chipchase	12.03.03	82,313	12.03.06	12.03.13		3.0371				82,313
	31.03.04	–	31.03.07	31.03.14		4.3800	68,493			68,493
		82,313					68,493			150,806
Yves Dominioni	05.09.01	91,778	05.09.04	05.09.11	91,778	3.4308		91,778(E)	4.42	–
	28.05.02	50,418	28.05.05	28.05.12		4.4432				50,418
	12.03.03	79,780	12.03.06	12.03.13		3.0371				79,780
	31.03.04	–	31.03.07	31.03.14		4.3800	63,187			63,187
		221,976			91,778		63,187	91,778		193,385
Lars Emilson	05.09.01	125,097	05.09.04	05.09.11	125,097	3.4308		125,097(E)	4.25	–
	28.05.02	73,144	28.05.05	28.05.12		4.4432				73,144
	12.03.03	111,287	12.03.06	12.03.13		3.0371				111,287
		309,528			125,097			125,097		184,431
Michael Hartnall****	05.09.01	156,372	05.09.04	15.05.05	156,372	3.4308		156,372(E)	4.40	–
	28.03.02	89,683	28.03.05	15.05.05		4.4601				89,683
		246,055			156,372			156,372		89,683

* Or date of appointment if later.

** The first exercise date and the expiry date are dependent upon the options vesting but the final expiry date must be no later than ten years from the grant date.

*** Option lapsed on 31 October 2004.

**** Options held by Michael Hartnall under the 2001 and 2002 grants as at 15 May 2003, the date of retirement as a director, with an entitlement to exercise the options if they vest and, if applicable, until the expiry dates shown in the table. He exercised his 2001 option on 7 September 2004.

Savings Related Share Option Scheme

Eligible executive directors held the following options over ordinary shares through the Savings Related Share Option Scheme 1997.

	Grant date (years)	Exercise period commences	Expiry date	Grant number at 1.1.04	Granted during the year	Exercise price per share £	Grant number at 31.12.04
Graham Chipchase	24.09.04	01.12.07	31.05.08	–	2,691	3.52	2,691

DIRECTORS' INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the share capital of Rexam PLC at 1 January 2004 and at 31 December 2004 are set out below. Under the Companies Act 1985 each of the executive directors and the Chairman are also deemed to be interested in all the ordinary shares held by the Rexam Employee Share Trust.

Ordinary shares	At 31.12.04	At 1.1.04
Rolf Börjesson	74,193	71,489
Michael Buzzacott	11,817	11,817
Graham Chipchase	598	589
Christopher Clark	1,181	1,181
Yves Dominioni	3,171	3,148
Lars Emilson	12,517	12,517
Carl Symon	2,500	2,500
David Tucker	118,181	118,181

The above interests in ordinary shares and options over ordinary shares remain unchanged at the date of this Report. Bill Barker, who was appointed a director after 31 December 2004, does not hold any shares in the Company at the date of this Report.

On behalf of the Board
David Gibson
Company Secretary
25 February 2005

operating and financial review

BUSINESS AND CHARACTERISTICS

Rexam is one of the world's top five consumer packaging companies and the world's leading beverage can maker. Through its Beverage Packaging and Plastic Packaging operations Rexam serves the beverage, beauty, pharmaceutical and food markets around the world. Rexam has around 90 manufacturing facilities in over 20 countries in Europe, North, Central and South America and Asia.

Rexam provides packaging solutions for many of the world's household names. Focusing on key areas such as innovation, operational excellence and supply chain and environmental management, it ensures solutions that not only protect products but also help shape users' experience of the brand. A full discussion of Rexam's strategy and markets can be found on page 14.

In the beverage market, Rexam manufactures cans as well as glass and plastic bottles, producing a quarter of the 220 billion beverage cans made in the world each year and also 8 billion glass containers for consumption primarily in Northern Europe.

For the beauty market, Rexam manufactures lipstick cases, compacts, dispensing systems for perfumes and lotions and the perfume samplers found at shop counters or in magazines.

Within the pharmaceutical market, Rexam supplies a number of packaging products, from plastic containers and closures to intricate delivery systems for asthma inhalers and more traditional products such as eye drop dispensers and nasal sprays.

In food, Rexam produces plastic containers, lids and trays as well as glass jars.

GDP per capita is the economic fundamental driving packaging growth, although changes in lifestyle, demographics and purchasing habits, as well as new product development, are other influencing factors.

The long-term average sales growth rate for the consumer packaging industry is typically 3% to 5% per annum and Rexam's underlying sales tend to mirror this.

MARKETS AND COMPETITORS

Rexam is a 100% focused consumer packaging group offering packaging in three materials and for various market segments.

Beverage cans is a consolidated market in which Rexam is the leader worldwide. Ball and Crown are the other main global competitors. Products are mainly used for beer and carbonated soft drinks, as well as energy drinks.

Rexam is one of the main glass container manufacturers in Europe. Its products are used for beverages and food as well as pharmaceuticals. In all Rexam has 14 glassworks located in northern Europe: in Denmark, Germany, the Netherlands, Poland, Sweden and the UK. The European glass container industry is gradually consolidating with Rexam an active participant. Competitors include Ardagh, Owens-Illinois and St. Gobain.

Rexam is among the top five leaders worldwide in both the beauty and pharmaceutical plastic packaging segments and is the global leader in certain niche segments including miniature spray samplers and lipstick cases. Rexam is no. 2 worldwide in compacts and no. 3 worldwide in beauty dispensing systems. Competitors in the various niche segments include Alcan, Aptar, Bespak, Wilden and Yoshino.

In plastic containers for food, Rexam enjoys a strong geographic market position in the Nordic region. In the UK and North America, Rexam's proprietary rotary thermoforming technology provides a competitive advantage. Rexam's plastic bottle Petainer business is a leading supplier of refillable PET bottles for northern Europe and the only producer of advanced high barrier PEN bottles. Rexam's main competitors in plastic containers for food are Huhtamäki and RPC and, in plastic bottles, Amcor, Resilux and Rosti.

HISTORIC PERFORMANCE

The following table shows the Group's historic performance before goodwill amortisation and exceptional items.

	2004	2003*	2002	2001
Sales including associates (£m)	**3,145**	3,186	3,160	3,488
Underlying operating profit (£m)	**391**	344	320	333
Underlying profit before tax (£m)	**300**	239	226	218
Underlying earnings per share (p)	**38.2**	33.8	34.3	33.8**

* Restated for UITF38 "Accounting for ESOP Trusts"
** Restated for the 2003 Rights Issue

Much of the increased profitability has resulted from acquisitions, principally PLM, ANC and Latasa, price rises in the North American beverage can business and from operational efficiency programmes. Over the past five years the Group has achieved strong cash flows, reduced net borrowings and has returned substantial funds to shareholders by way of dividends.

	Free cash flow £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
2000	105	(59)	46	14.1
2001	200	(60)	140	14.9
2002	176	(70)	106	15.6
2003**	212	(76)	136	16.4
2004	**226**	**(92)**	**134**	**17.25**
	919	(357)	562	

* Before acquisitions and disposals
** Restated for UITF38 "Accounting for ESOP Trusts"

2004 PERFORMANCE

The summary Group profit and loss accounts for 2004 and 2003 are set out below:

	Underlying business performance† £m	Goodwill amortisation £m	Exceptional items £m	Total statutory £m
2004:				
Sales including associates	3,145			3,145
Sales of associates	-			(64)
Sales	3,145			3,081
Operating profit including associates	391	(75)	(16)	300
Disposal of businesses	-	-	(14)	(14)
Interest	(65)	-	-	(65)
Profit before tax and retirement benefits net finance cost	326	(75)	(30)	221
Retirement benefits net finance cost	(26)	-	-	(26)
Profit before tax	300	(75)	(30)	195
Profit after tax	215	(75)	(19)	121
Basic earnings per share (p)				21.0
Diluted earnings per share (p)				20.8
Underlying earnings per share (p):				
– Before retirement benefits net finance cost	41.1			
– Including retirement benefits net finance cost	38.2			
Dividends per share (p)				17.25
2003 – restated*:				
Sales including associates	3,186			3,186
Sales of associates	-			(74)
Sales	3,186			3,112
Operating profit including associates	344	(70)	(59)	215
Disposal of businesses	-	-	(107)	(107)
Interest	(73)	-	-	(73)
Profit before tax and retirement benefits net finance cost	271	(70)	(166)	35
Retirement benefits net finance cost	(32)	-	-	(32)
Profit before tax	239	(70)	(166)	3
Profit/(loss) after tax	174	(70)	(145)	(41)
Basic loss per share (p)				(9.5)
Diluted loss per share (p)				(9.5)
Underlying earnings per share (p):				
– Before retirement benefits net finance cost	38.1			
– Including retirement benefits net finance cost	33.8			
Dividends per share (p)				16.4

* The results for 2003 have been restated following the adoption of UITF38 "Accounting for ESOP Trusts". The background to, and impact of this restatement is set out in the section on "Accounting Policies" in the Accounts.

† Underlying business performance is the primary performance measure used by management. Management believes that exclusion of goodwill amortisation and exceptional items aids comparison of underlying performance.

The discussion of the results set out in the sections of this review of 2004 Performance, Sector Performance, Retirement Benefits, Interest and Tax is based on the first column of the above tables, "Underlying business performance". It is felt that by adjusting for exceptional items and goodwill amortisation, the underlying figures provide a better indication of the Group's performance. During the period of transition from SSAP24 to FRS17, underlying profit also excluded the retirement benefits net finance cost. Although this distinction is no longer considered necessary, it is shown below for comparison purposes. It is also considered for comparison that sales should include sales of associates. A summary of underlying business performance is set out below.

	2004 £m	2003 restated* £m	Change %
Ongoing operations	3,124	2,999	4
Disposals and discontinued	21	187	
Sales including associates	3,145	3,186	(1)
Ongoing operations	389	329	18
Disposals and discontinued	2	15	
Underlying operating profit	391	344	14
Interest	(65)	(73)	11
Underlying profit before tax and retirement benefits net finance cost	326	271	20
Retirement benefits net finance cost	(26)	(32)	19
Underlying profit before tax	300	239	26
Underlying profit after tax	215	174	24
Underlying earnings per share (p):			
Before retirement benefits net finance cost	41.1	38.1	8
Including retirement benefits net finance cost	38.2	33.8	13

* Restated for UITF38 "Accounting for ESOP Trusts"

Sales including associates and underlying operating profit benefited from acquisitions, mainly in Beverage Packaging, completed in 2003 and 2004. Synergies following integration as well as the improved performance of existing businesses also had a positive effect. These benefits were offset by the impact of currency fluctuations, predominantly due to the weaker US dollar, and the disposal of businesses, primarily the Healthcare Flexibles Sector in October 2003.

The following tables, showing sales and underlying operating profit, compare on a consistent basis the ongoing Consumer Packaging segments. This basis excludes disposals and discontinued businesses but includes prior year acquisitions as if acquired on 1 January 2003, by adding their pre-acquisition results (shown as Acquisitions 2003). It also highlights currency fluctuations arising on translation.

Analysis of sales movement

	Total £m	Consumer Packaging Beverage £m	Consumer Packaging Plastics £m
Sales including associates reported 2003	3,186		
Disposals 2003 and 2004	(187)		
Consumer Packaging 2003 reported in 2004	2,999	2,503	496
Acquisitions 2003	235	203	32
Currency fluctuations	(198)	(168)	(30)
Consumer Packaging 2003 pro forma basis	**3,036**	**2,538**	**498**
Acquisitions 2004	39	28	11
Organic sales growth	49	31	18
Consumer Packaging reported 2004	**3,124**	**2,597**	**527**
Disposals 2004	21		
Sales including associates reported 2004	3,145		

Organic sales growth was £49m, an increase of just under 2%. This includes sales from associates but excludes the effect of currency fluctuations and the impact of acquisitions and disposals. This growth was achieved through a combination of price increases, favourable mix and volume improvements. The impact of the German deposit legislation on sales was approximately £40m year on year. Adjusting for this, organic sales growth was about 3%, which is slightly below long term expectations.

Analysis of underlying operating profit movement

	Total £m	Consumer Packaging Beverage £m	Consumer Packaging Plastics £m
Underlying operating profit 2003 - restated	344		
Disposals 2003 and 2004	(15)		
Consumer Packaging 2003 reported in 2004	329	275	54
Acquisitions 2003	37	32	5
Currency fluctuations	(26)	(22)	(4)
Consumer Packaging 2003 pro forma basis	**340**	**285**	**55**
Acquisitions 2004	5	3	2
Organic operating profit growth	44	30	14
Consumer Packaging reported 2004	**389**	**318**	**71**
Disposals 2004	2		
Underlying operating profit reported 2004	391		
Analysis of the improvement in operating profit:			
Price changes	15	20	(5)
Cost changes	(16)	(15)	(1)
Price and cost changes	(1)	5	(6)
Volume/mix changes	(1)	(11)	10
Efficiency and other savings	46	36	10
	44	30	14

The organic growth in underlying operating profit, after taking into account acquisitions, disposals and currency movements, was £44m (13%), primarily as a result of efficiency savings, with price rises largely offsetting inflationary cost increases. The efficiency savings include £11m ($20m) of synergies realised on the integration of the South American beverage can operations. The principal volume reduction was £5m in respect of the German beverage businesses and the remainder due mainly to softer volumes in some parts of Europe including the UK flavoured alcoholic beverage market for glass.

In respect of Latasa, the "Acquisitions 2003" adjustment includes the benefit derived from fair value adjustments made on acquisition. That benefit was £10m and related mainly to lower depreciation.

Managing input costs

The annual expenditure on aluminium, by far the largest raw material cost incurred by the Group, is approximately £950m. In the US, Rexam's major customers agree the cost of aluminium in advance with their suppliers and therefore Rexam is largely unaffected by changes in the cost of this commodity. In Europe, both aluminium and the associated US dollar/euro currency requirements are hedged, such that input costs are fixed in euros, Rexam's principal transaction currency in Europe. The three year hedging profile is such that the Group will not be significantly affected by changes in aluminium prices or the US dollar/euro exchange rates over the next two years. The European beverage can business also spends about £75m per annum on steel. This expenditure is largely covered by long-term contracts, of which about 20% are renegotiated each year.

The annual expenditure on resins by the Plastic Packaging business amounts to £75m. On a large number of sales contracts, any resin price changes are passed on to customers, although there may be a short time lag before they are implemented. The Group also spends about £100m each year on energy, the largest part of which is by the glass business. Historically, Rexam has been able to obtain price increases at regular intervals to compensate for increases in energy prices and other costs.

EXCHANGE RATES

The principal exchange rates used in preparation of the Accounts are set out on page 59.

Profit and loss account

The principal currencies that affect Rexam's results are the US dollar, which weakened significantly against sterling during the year, and the euro, which was marginally weaker.

The net effect of currency caused sales including associates and underlying operating profit to be reduced by £198m and £26m respectively, compared with the previous year. The effect of purchasing aluminium which is denominated in US dollars, for products sold in Europe, was minimal as much of the exposure is hedged.

The movement in exchange rates had the following impact on the translation into sterling for reported sales, underlying operating profit and underlying profit before tax in 2004:

	Sales including associates £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	(170)	(22)	(17)
Euro	(13)	(2)	(1)
Other currencies	(15)	(2)	(2)
	(198)	(26)	(20)

Looking forward into 2005, it has been assumed that the US dollar will remain weak. Because of the hedging policies adopted by the Group for aluminium purchases and interest payments, the impact of recent movements in the US dollar exchange rate is not likely to have a material transaction impact on profit in 2005. The proportion of the Group's sales and profit earned by subsidiaries reporting in US dollars has increased with the acquisition of Latasa. The precise impact of changing exchange rates on translation into sterling cannot be ascertained until the average exchange rates for 2005 have been calculated. However, based on the 2004 results, it is estimated, for example, that a 10 cent change in the principal currencies would have the following impact:

	Sales including associates £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	80	12	10
Euro	65	9	7

Balance sheet

Most of the Group's borrowings are denominated in US dollars and euros. Currency movements in the year have reduced net borrowings by £46m; this is almost entirely due to the weakness of the US dollar. Changes in exchange rates have also reduced net equity by a modest £8m, as shown in the statement of total recognised gains and losses on page 67 of the Accounts.

SECTOR PERFORMANCE

Segment analysis

All the disposals, businesses for sale and discontinued operations are grouped together under disposals.

	Sales including associates £m	Underlying operating profit £m	Return on sales %	Profit before interest and retirement benefits net finance cost £m
2004:				
Beverage Packaging	**2,597**	**318**	**12.2**	**250**
Plastic Packaging	**527**	**71**	**13.5**	**48**
Consumer Packaging	**3,124**	**389**	**12.5**	**298**
Disposals	**21**	**2**		**(12)**
	3,145	**391**	**12.4**	**286**
2003:				
Beverage Packaging	2,503	275	11.0	165
Plastic Packaging	496	54	10.9	35
Consumer Packaging	2,999	329	11.0	200
Disposals	187	15		(92)
	3,186	344	10.8	108

The improvement in margins to 12.5% for Consumer Packaging in 2004, up from 11.0% in 2003, represents another excellent performance by the Group this year. The following chart shows the sustained progress achieved over the last four half years for Consumer Packaging.

Sales including associates and underlying operating profit by half years (£m)


Return on sales %
Half 1 2003
1,478
156
10.6
Half 2 2003
1,521
173
11.4
Half 1 2004
1,555
181
11.6
Half 2 2004
1,569
208
13.3
Sales including associates
Underlying operating profit

The fair value adjustments in respect of Latasa, as discussed previously, were finalised and recorded in the second half of 2004. Consequently, the reported profit for the first half should be increased, on an underlying basis, by £4m and that for the second half year reduced by the same amount. Reflecting this adjustment the return on sales for the first half of 2004 was 11.9% and for the second half, 13.0%.

Beverage Packaging

	2004	2003
Sales including associates (£m)	**2,597**	2,503
Underlying operating profit (£m)	**318**	275
Return on sales (%)	**12.2**	11.0

Overall, Beverage Packaging turned in a solid performance. The beverage can business in the Americas improved on the prior year, although the benefits were somewhat diluted by currency translation. In the US beverage can business, volumes were just below last year, due to weaker demand in the latter part of the year. However, sales revenues, at constant currency, were 6% up, largely due to the pass through of raw material costs and a positive mix effect. The integration of the South American beverage can operations has progressed well and indications are that, by the end of 2006, total annual synergies will exceed US$30m, at least US$10m higher than anticipated when the deal was announced. On a combined basis and at constant currency, the operating profit of the whole South American can business is approximately £28m (65%) ahead of last year on sales that were £25m (10%) higher. This profit improvement includes £7m of cost reductions, following plant closures in 2003 and 2004, and £11m of synergy savings.

The European beverage can business grew by approximately 4% excluding Germany. There was solid growth in soft drinks across most major markets as well as an increase in slim cans. This helped compensate for Germany where there was no recovery. Additional capacity for slim cans has been added and will be available in the latter part of 2005.

The glass business performed well and benefited from the two acquisitions made in early 2004. The closure of a furnace and associated production lines in Germany together with a production line closure in Denmark have balanced capacity in the Northern European market. The one-off cash costs, recorded in exceptional items, associated with these closures and that of the Brazilian plant in 2004, discussed above, were £5m.

Plastic Packaging

	2004	2003
Sales including associates (£m)	**527**	496
Underlying operating profit (£m)	**71**	54
Return on sales (%)	**13.5**	10.9

Plastic Packaging sustained the improvement reported in 2003 with substantial increases in sales including associates, underlying operating profit and margins. The general buoyancy in the beauty businesses was complemented by the addition of the higher margin pharmaceutical packaging businesses, Risdon Pharma in 2003 and Plastic Omnium Medical in 2004. In June 2004, it was decided to close the plant in Torrington, US, to maintain competitiveness in the make-up business. Also, in October 2004 the closure of the plastic containers plant in Ystad, Sweden, was implemented in response to declining volumes in the Nordic food market. The cash cost of these closures is £4m and is included in exceptional items. The Petainer refillable plastic bottles business continued to benefit from the demand for its products following the implementation of the German deposit system on one-way packaging.

RETIREMENT BENEFITS

A detailed analysis of retirement benefits is set out in Note 5 to the Accounts on page 71.

The analysis of the retirement benefits net finance cost is as follows:

	2004 £m	2003 £m
Defined benefit pension schemes:		
Expected return on scheme assets	**124**	125
Interest on scheme liabilities	**(135)**	(138)
	(11)	(13)
Retiree medical interest on liabilities	**(15)**	(19)
Net finance cost	**(26)**	(32)

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised gains and losses. These changes reduced shareholders' funds by £61m in 2004 as follows:

	£m	£m
Defined benefit schemes:		
Scheme assets - returns higher than expected	**60**	
Scheme liabilities - experience gains	**9**	
Scheme liabilities - lower discount rates	**(146)**	
		(77)
Retiree medical:		
Scheme liabilities - experience losses	**(6)**	
Scheme liabilities - lower discount rates	**(7)**	
		(13)
Actuarial changes before tax		**(90)**
Tax		**29**
Actuarial changes after tax		**(61)**

The total cash payments in respect of retirement benefits are as follows:

	2004 £m	2003 £m
Defined benefit pension schemes	**23**	16
Other pension schemes	**4**	4
Retiree medical	**20**	23
	47	43
Exceptional payment	**-**	10
Total cash payments	**47**	53

Cash payments to defined benefit pension schemes increased as a result of a higher rate of contribution to the UK scheme. The exceptional payment in 2003 was in respect of a defined benefit arrangement, which requires assets to be maintained at a fixed percentage of liabilities. Based on current actuarial projections, we expect cash contributions to defined benefit pension schemes to continue to increase, rising by approximately £5m in 2005 and again by a similar amount in 2006.

INTEREST

Interest charged in the year was £65m, which was a substantial reduction from 2003 when the charge was £73m. This results from lower borrowings, following the success of the disposal programme, as well as lower short term interest rates following the refinancing arranged in April 2004. Currently around 54% of net borrowings are at fixed rates and 46% at floating rates. The average interest rate during the year was 5.3% (2003: 5.8%).

Interest cover improved sharply to six times operating profit (before goodwill amortisation and exceptional items) which is comfortably above the Group's long term parameter to maintain interest cover above four times.

TAX

The tax charge for the year was £85m (28%) on profit after retirement benefits net finance cost before goodwill amortisation and exceptional items (2003 restated: £65m (27%)). It is currently anticipated that the percentage charge will be around 30% in 2005 following adoption of International Financial Reporting Standards. In subsequent years it is likely to continue to rise in line with tax rates in the regions in which the Group operates.

Tax payments in the year were £54m (64% of the profit and loss account tax charge) compared with £39m (60%) last year. Payments in 2003 and 2004 were reduced by repayments received, following settlement of prior year tax assessments, and by the utilisation of tax losses. It is expected that the cash tax paid in future years will rise to between 75% and 80% of the profit and loss account tax charge as tax losses are used up.

EXCEPTIONAL ITEMS

There were a number of exceptional items during 2004 as set out below:

	£m	£m
Restructuring costs	(18)	
Fixed asset impairments	(5)	
Retiree medical and other	7	
Charged to operating profit		(16)
Loss on businesses sold	(3)	
Attributable goodwill in reserves written off	(11)	
Disposal of businesses		(14)
Total exceptional items before tax		(30)
Tax		11
Total exceptional items after tax		(19)

The principal restructuring cost related to the closure of the US make-up facility in Torrington. Included in fixed asset impairments is £8m of attributable goodwill arising on its acquisition in 1996. Further costs were incurred on the closure of the Swedish plastic container facility at Ystad. In addition, reorganisation costs arose in Beverage Packaging following the integration of recent acquisitions together with capacity reductions in the German beverage can and northern European glass businesses. These costs were offset by the write back of £5m in respect of goodwill impairment, recorded in 2003, arising on the acquisition of Nacanco GmbH. This write back was a consequence of utilisation of assets to support the investment in slim can capacity, which has underpinned the value of the assets acquired for the related business at Gelsenkirchen, and revisions to the provisional fair value adjustments.

During the year the Group negotiated revisions to its obligations in respect of retiree medical benefits for certain current employees, which reduced liabilities by £11m. The loss on disposal of businesses relates primarily to the sale of European non-core thin wall plastics businesses, including £11m of attributable goodwill arising on their acquisition in 1992.

EARNINGS/(LOSS) PER SHARE

The basic earnings per share for the Group was 21.0p per share (2003: loss of 9.5p). This includes goodwill amortisation and the exceptional profits and losses arising from restructuring, asset impairment and the sale of businesses. Underlying earnings per share before retirement benefits net finance cost increased from 38.1p to 41.1p, an increase of 8%. Including the retirement benefits net finance cost, earnings per share is up from 33.8p in 2003 to 38.2p in 2004, an increase of 13%. These increases in underlying earnings per share were achieved even though the tax rate has increased and the average number of shares in issue is higher by 10%, following the 2003 Rights Issue made in conjunction with the acquisition of Latasa.

	2004 pence	2003 pence	Increase %
Basic earnings/(loss) per share	21.0	(9.5)	
Underlying earnings per share:			
– Before retirement benefits net finance cost	41.1	38.1	8
– Including retirement benefits net finance cost	38.2	33.8	13
Average number of shares (millions)	547	496	10

DIVIDEND AND DIVIDEND POLICY

This year the Board is recommending a final dividend of 10.09p per share bringing the total dividend for the year to 17.25p per share, an improvement of 5.2%. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum, on the assumption that the financial resources are available, and that earnings growth continues as expected.

CASH FLOW

Free cash flow was an inflow of £226m compared with £212m in 2003. This 7% increase is largely due to an improvement in working capital, particularly on receivables.

	2004 £m	2003 restated* £m
Cash flow from operating activities before change in working capital	526	517
Change in working capital	(7)	(26)
Cash flow from operating activities	519	491
Capital expenditure (net)	(175)	(159)
Purchase of fixed asset investments	-	(10)
Interest, non equity and associate dividends and tax	(118)	(110)
Free cash flow	226	212
Equity dividends	(92)	(76)
Business cash flow	134	136
Acquisitions**	(100)	(428)
Disposals***	13	192
Cash flow including borrowings acquired and disposed	47	(100)
Exchange fluctuations	46	(15)
Amortisation and payment of financing fees	(1)	(3)
Share capital changes (net of costs)	8	307
Purchase of Rexam shares by ESOP trust	-	(3)
Net borrowings at the beginning of the year	(1,169)	(1,355)
Net borrowings at the end of the year	(1,069)	(1,169)

* Restated for UITF38 "Accounting for ESOP Trusts"
** Includes net borrowings acquired of £42m (2003: £176m)
*** Includes net borrowings disposed of £3m (2003: £36m) and repayment of loan to associate of £1m in 2003

CAPITAL EXPENDITURE

Capital expenditure was £183m, just above depreciation. It is anticipated that capital expenditure in 2005 will be within the range 1.0 to 1.2 times depreciation, depending on the timing of projects. This follows two years of relative restraint in response to the need to balance capacity with demand in a number of business areas and reflects an increased number of growth opportunities.

Capital expenditure relative to depreciation (£m)



Ratio
2004
183
178
1.03
2003
165
171
0.96
2002
173
148
1.17
Capital expenditure (gross)
Depreciation

ACQUISITIONS AND DISPOSALS

Expenditure on acquisitions, including borrowings assumed, totalled £100m as set out below:

	£m
Glas Moerdijk	29
Latasa minority interest	21
Plastic Omnium Medical	21
VanCan	14
Polglass	11
Other including investment in joint venture	4
	100

The principal transactions were in Beverage Packaging. They include the completion of the tender offer for the 11% minority interest in Latasa in May 2004, the purchase in the first quarter of two European glass businesses in the Netherlands and Poland and the acquisition in October 2004 of the remaining 50% of the Mexican joint venture, VanCan. The acquisition in April 2004 of Plastic Omnium Medical, based in France, strengthened Rexam's position in the plastic pharmaceutical packaging market.

The main disposal was four European non-core thin wall plastics businesses for £15m, including borrowings disposed.

BALANCE SHEET AND BORROWINGS

	2004 £m	2003 restated* £m
Intangible fixed assets	1,185	1,195
Retirement benefits net of deferred tax	(532)	(496)
Other net assets	1,202	1,293
	1,855	1,992
Shareholders' funds	786	804
Minority interests	-	19
Net borrowings	1,069	1,169
	1,855	1,992
Return on invested capital (%) **	15	13
Interest cover (times) ***	6.0	4.7
Gearing (%)	136	142

* Restated for UITF38 "Accounting for ESOP Trusts"

** Underlying operating profit divided by the average of opening and closing of each of net borrowings, shareholders' funds and minority interests after adding back retirement benefits (net of deferred tax) and goodwill previously written off against reserves.

*** Based on underlying operating profit

Net borrowings have reduced by £100m since 31 December 2003 to £1,069m. This reflects strong business cash flows and favourable currency movements, offset by expenditure on acquisitions. Shareholders' funds have reduced by £18m, due mainly to unfavourable changes in actuarial values of retirement benefits discussed above. The return on invested capital continues to exceed the 12% per annum weighted average cost of capital that the Group is currently using internally.

In April 2004 a £875m five-year revolving credit facility was signed, replacing a euro1.4bn facility that was due to mature in April 2005. The new facility reduced borrowing margins and enhanced the maturity profile of the Group's debt.

FINANCIAL RISK MANAGEMENT

Rexam's financial risk management is based upon sound economic objectives and good corporate practice. Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board, which are monitored by its Finance Committee. They are used as hedges to manage interest rate, foreign exchange and commodity risks. In 2004 and 2003 Rexam has not used derivatives for purposes other than hedging.

With substantially all of Rexam's net assets outside the UK, and therefore denominated in foreign currencies, hedging the balance sheet position is very important. As well as hedging net assets, this helps protect gearing and borrowing covenant ratios against adverse currency movements. Rexam therefore has its borrowings denominated in foreign currencies, which, with the use of foreign exchange (FX) forward contracts and cross currency swaps, provide hedges for its foreign currency assets and investments. Interest expense is also largely in foreign currencies and acts as a partial hedge on profits earned by those overseas assets.

The maturity profile of Rexam's borrowings is shown in Note 19 to the Accounts on page 83 and is discussed in Balance Sheet and Borrowings above. *It is Rexam's policy to maintain a range of maturity dates for its borrowings, and to refinance them in good time, so as to reduce refinancing risk.*

Underlying net assets/(liabilities) relative to net borrowings/(cash) (£m)


Total
1,855
1,069
US dollar
624
486
Euro/
Scand
1,113
713
Sterling
(63)
(116)
Other
181
(14)
Underlying net assets/(liabilities)
Net borrowings/(cash) including FX hedge contracts

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates. Its effect is to fix the interest cash flows, using interest rate swaps, for a significant part of Rexam's borrowings. The interest rate risk profile of the Group is set out in Note 20c to the Accounts on page 85 and the fair value position of its fixed rate borrowings and derivatives is shown in Note 20g to the Accounts.

The issue of longer term borrowings through the Medium Term Note (MTN) programme introduced a significant new element to Rexam's debt and financial risk management processes. Fixed rate borrowings in sterling and euros were issued in 2002 to meet strong investor demand for public issuance in those currencies, which helped the pricing of the notes issued under the MTN programme. However, Rexam's fixed to floating rate debt proportions were already relatively high and so its own funding needs were for floating rate euros and US dollars. To satisfy both investor demand and meet its own funding needs, Rexam entered into a series of swap transactions simultaneously with the pricing of the notes. A further "tap" MTN issue of £120m was made in February 2003 and, again simultaneous to issue, it was swapped into US$194m floating rate US dollar interest rates to its maturity.

Additional smaller private issues of MTNs have been made in response to investor enquiries. Most of these notes have been issued at floating rates (set in relation to the appropriate LIBOR) to fit more readily into the Group's funding profile. This has enabled Rexam to continue to manage the fixed to floating rate proportion of its borrowings and the duration of the fixed rate borrowings independently of the sourcing of the funding.

Interest rate swaps have been used to fix a proportion of the US dollar interest paid by the Group. The US dollar net borrowings that are at fixed rates are £216m, 44% (2003: £266m, 43%), and the average duration has increased to 4.2 years from 3.7 years, because the shorter duration hedges have matured and borrowings have reduced.

Interest rate swaps have also been used to fix a proportion of the euro interest paid. The euro net borrowings at fixed rates were £362m, 51% of the total (2003: £477m, 64%), while the average duration reduced to 2.2 years from 2.6 years in the previous year, as some of the older swaps matured. Interest rate fixed to floating rate swaps which hedge the euro 550m MTN are subject to a bank right to cancel in March 2005 and March 2006 which, if exercised, will increase the euro borrowings at fixed rates to £749m.

Foreign exchange transaction risk

A number of Rexam's businesses are involved in cross border trade; transactions which inevitably introduce currency risks related to foreign exchange movements. Where appropriate, hedging strategies using forward currency contracts and other derivatives are put in place for managing these exposures. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when exchange rates are judged to be favourable or to protect against increased risk.

Longer term exchange contracts have been entered into to hedge the longer term sales and purchasing contracts of the European beverage can operation. As a result, a proportion of FX hedges extend beyond the end of 2005 into 2006 and 2007.

The fair value of FX hedge transactions is shown in Note 20g to the Accounts. None of the open FX positions at 31 December 2004 related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures and dividend flows. These are treated as hedges for accounting purposes and they are only recognised when the related purchase or sale transaction occurs.

Foreign exchange translation risk

Cross currency swaps and forward FX contracts are the main derivatives used, together with currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, offsetting movements in assets. All gains and losses arising in this way are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied is disclosed in Note 20h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses that have exposures to commodities traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. To manage such exposures, the Group uses mainly "over the counter" instruments transacted with banks, which are themselves priced through a commodity exchange such as the London Metal Exchange. In addition, the Group makes use of contracts which effectively pass commodity risks through to customers.

Rexam manages the purchase of certain raw materials, including aluminium, and other costs, such as energy, through physical supply contracts which, in the main, relate directly to commodity price indices. The contracts can be hedged with appropriate derivative contracts to fix and manage costs. The derivative hedge contracts may extend over several years. Usually a higher proportion of short term exposures are hedged than those further forward. The extent of the forward cover taken is judged according to market conditions and prices of futures prevailing at the time.

The fair value of commodity hedge transactions is shown in Note 20g to the Accounts. None of the commodity positions related to commodity trading or speculative trading at 31 December 2004. The commodity hedges relate to contracted and expected future purchases of aluminium and energy. They will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are accounted for as hedges and are not recognised in the balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Group will be adopting IFRS with effect from 1 January 2005 and consequently will restate its UK GAAP financial statements for 2004. The detailed programme to effect a smooth transition to IFRS is well advanced. It has addressed not only the financial effect but also the impact on systems, people and processes.

A detailed presentation on the impact of IFRS on the Group was made to institutional investors and financial analysts in December 2004. A copy of this presentation is available on the web site, www.rexam.com. The most significant factors impacting the Group's financial statements include the cessation of goodwill amortisation, deferred tax asset recognition, share based payment, the valuation of retirement benefits, the treatment of convertible preference shares and the valuation of derivative financial instruments. The underlying profit and earnings per share for 2004 under IFRS are not expected to be significantly different to those reported under UK GAAP.

The Group expects to publish its 2004 half year and full year results restated under IFRS early in the second quarter of 2005.

SUMMARY

The 26% increase in underlying profit before tax and 13% increase in underlying earnings per share, supported by a 7% increase in free cash flow, demonstrate Rexam's ability to continue delivering improved results. The integration of Latasa, as well as the other acquisitions made in the year, is progressing well and the improvement in Plastic Packaging margins reflects the increased focus on the more value added businesses in this segment.

Lars Emilson
Chief Executive

Graham Chipchase
Group Finance Director

25 February 2005

5,0[illegible]

2,170.[illegible]

7,23[illegible]

[illegible]00[illegible]

[illegible]30.00

[illegible]00

the accounts

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group at the end of the year and of the profit or loss of the Group for the year.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF REXAM PLC

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of operating profit to cash flow from operating activities, the analysis of changes in net borrowings, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the accounting policies and the related notes to the Accounts. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Rexam year at a glance, Chairman's letter, Chief Executive's review, Innovation at work, Our strategy and markets, Rexam and Corporate Responsibility, Directors and officers, Directors' report, Corporate Governance report, the unaudited part of the Remuneration report, Operating and financial review, Directors' responsibilities for the accounts, Ten year summary, Shareholder information, Financial calendar and Addresses.

We review whether the Corporate Governance report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of its profit and cash flows for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
25 February 2005

Notes:

(a) The maintenance and integrity of the Rexam PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a To reflect the movement from "Plastic Packaging" to "Disposals and businesses for sale" of the European thin wall container businesses sold during the year.

b To reflect the adoption of UITF38 "Accounting for ESOP Trusts" as described in the accounting policy "Share based payment" set out on page 60.

c To reflect an £11m reduction in interest receivable debtors and interest payable creditors on interest rate swaps previously reported on a gross basis.

Basis of consolidation

Rexam PLC and its subsidiaries are together referred to as the Group. The Accounts of the Group include the results of all subsidiaries and the appropriate share of the results of associates from their effective date of acquisition or up to their date of disposal. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Where the fair value of the consideration for an acquisition of a business is different than the fair value of the identifiable net assets at the date of acquisition, the difference is treated as goodwill and dealt with in accordance with the Group's accounting policy.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiaries and associates are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiaries and associates, together with currency assets and liabilities of United Kingdom subsidiaries and associates, are translated into sterling at the rates of exchange ruling at the balance sheet date or at those of related forward contracts.

Exchange differences arising on currency investments and on the consolidation of subsidiaries and associates are taken, together with those arising on related currency borrowings, net of attributable tax, to reserves. All other exchange differences are taken to the consolidated profit and loss account.

The principal exchange rates against sterling used in these Accounts were:

	2004 Average	2004 Closing	2003 Average	2003 Closing
United States dollar	1.83	1.93	1.63	1.77
Euro	1.47	1.42	1.45	1.42

Turnover

Turnover represents the amount receivable for goods supplied after deducting rebates, discounts and value added and sales taxes, and after eliminating sales between Group companies.

Turnover is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer and the amount can be measured reliably.

Retirement benefits

For defined benefit pension schemes and retiree medical, the amounts charged to operating profit comprise the current service cost and gains and losses on settlements and curtailments. Past service costs are similarly recognised if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The expected return on assets of funded defined benefit pension schemes and the interest on pension scheme liabilities and on retiree medical are shown as a net amount in the consolidated profit and loss account. Differences between the actual and expected returns on assets, changes in liabilities due to experience, changes in assumptions on liabilities and deferred tax thereon are included in the statement of total recognised gains and losses.

For funded defined benefit pension schemes, the assets are held separately from those of the Group in trustee administered funds. Pension scheme assets are measured at fair value. Liabilities of defined benefit pension schemes and retiree medical are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and duration to the scheme liabilities. The resulting asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the expected lives of those projects. Financing fees to be written off in future periods are set against loan capital.

Interest includes exchange differences arising on cash or borrowings, including any hedges in respect of such cash or borrowings, that do not hedge any other assets or liabilities and which are denominated in a currency which is not the functional currency of the subsidiary.

Intangible fixed assets

Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associate is subsequently sold or closed, any goodwill arising on acquisition that was written off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Any impairment in the value of goodwill on the balance sheet, calculated by discounting estimated future cash flows, is taken to the consolidated profit and loss account in the year in which it arises.

Other acquired intangible assets are written off on acquisition.

Tangible fixed assets

Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments. Depreciation is provided on all tangible fixed assets apart from freehold land and assets under construction. Assumed lives vary according to the class of asset, but are typically:

Freehold buildings	Not exceeding 50 years
Leasehold buildings	Shorter of 50 years or lease term
Manufacturing machinery	7 to 17 years
Furnaces in glassworks	8 to 10 years
Computer hardware and software	2 to 7 years
Fixtures and fittings	5 to 10 years
Vehicles	4 to 10 years

Any impairment in the value of tangible fixed assets, calculated by discounting estimated future cash flows, is taken to the consolidated profit and loss account in the year in which it arises.

For major business systems implementations, the costs that are capitalised in tangible fixed assets are those that are directly attributable to the implementation, including where applicable internal labour.

Fixed asset investments

Investments in associates and joint ventures are stated in the consolidated balance sheet at the Group's share of their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Other fixed asset investments are stated at cost, with the exception of assets held to satisfy certain retirement benefit liabilities which are held at market value. Unrealised market value changes on these assets are taken to the statement of total recognised gains and losses.

Investments in subsidiaries of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Stocks

Stocks are stated at the lower of cost, including production overheads, and net realisable value. Cost is determined using both a FIFO basis and a weighted average basis.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

Investment grants

Grants received in respect of capital expenditure are included in creditors and released to the consolidated profit and loss account in equal instalments over the expected useful lives of the related assets.

Provisions

Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Restructuring provisions are made for direct expenditures of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken at the balance sheet date. Provisions are discounted where the time value of money is considered material.

Leases

Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Depreciation is calculated to write off the cost of finance leased assets over the shorter of their useful lives and term of the lease. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Share based payment

In accordance with UITF38 "Accounting for ESOP Trusts", own shares held by the Rexam Employee Share Trust are treated as a reduction to shareholders' funds. They are held at cost until disposed. Any profit or loss on disposal is treated as a movement in reserves.

A charge is recognised in the consolidated profit and loss account for awards of share options over the period to which the performance criteria relates on a straight line basis. The charge is determined as the intrinsic value of the option, being the difference between its fair value at the date of grant and the amount that the employee is required to pay for the shares.

Inland Revenue approved Save As You Earn schemes are exempt from the requirements of UITF17 (revised) "Employee Share Schemes".

As a result of implementation of UITF38, 2003 has been restated. The effect of this restatement on the consolidated profit and net assets for 2003 is set out below:

	£m
Profit before tax	(2)
Tax	2
Profit after tax	-
Net assets	1

The impact on profit in 2004 would not have been material if UITF38 had not been adopted.

Tax

Current tax, including UK corporation and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the Accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the Accounts.

Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

When fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold, deferred tax is not recognised.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Financial instruments

Financial instruments are used as hedges in the financing and financial risk management of the Group.

Forward foreign exchange contracts

Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account.

Foreign exchange option contracts

Premia paid or received on foreign exchange option contracts (FX option contracts) are recognised upon exercise or at maturity of the contract. Recognised gains or losses on FX option contracts are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options

Commodity futures and options are recognised in the Accounts on the same basis as FX contracts.

Cross currency swaps

Cross currency swaps are included in the Accounts at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest. Apart from inclusion at the rate of exchange ruling at the balance sheet date, cross currency swaps are not revalued to fair value at the balance sheet date.

Interest rate swaps

Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

Options

Options on cross currency or interest rate swaps are used either to hedge a bond transaction or as a means of entering into a swap (as a hedge) at a pre-determined target rate. Premia paid or received for such options are accounted for over the life of the resultant transaction, or, if immaterial or no transaction takes place, are recognised in the consolidated profit and loss account upon exercise or at maturity of the option contract.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004

	Notes	Underlying business performance £m	Goodwill amortisation £m	Exceptional items (Note 7) £m	Total statutory £m
Turnover	1				
Continuing operations excluding acquisitions		3,106	-	-	3,106
Acquisitions		39	-	-	39
Turnover including associates		3,145	-	-	3,145
Turnover of associates - continuing operations		(64)	-	-	(64)
Group turnover		3,081	-	-	3,081
Operating expenses	2				
Continuing operations		(2,662)	(75)	(16)	(2,753)
Acquisitions		(34)	-	-	(34)
		(2,696)	(75)	(16)	(2,787)
Operating profit	1				
Continuing operations excluding acquisitions		380	(75)	(16)	289
Acquisitions		5	-	-	5
Operating profit before share of profits of associates		385	(75)	(16)	294
Share of profits of associates		6	-	-	6
Operating profit including share of profits of associates		391	(75)	(16)	300
Disposal of businesses		-	-	(14)	(14)
Profit on ordinary activities before interest and retirement benefits net finance cost	1	391	(75)	(30)	286
Interest	6	(65)	-	-	(65)
Profit on ordinary activities before retirement benefits net finance cost		326	(75)	(30)	221
Retirement benefits net finance cost	5	(26)	-	-	(26)
Profit on ordinary activities before tax		300	(75)	(30)	195
Tax on ordinary activities	8	(95)	-	15	(80)
Tax on retirement benefits net finance cost and retirement benefits exceptional item		10	-	(4)	6
Profit on ordinary activities after tax		215	(75)	(19)	121
Equity minority interests					(1)
Profit for the financial year					120
Preference dividends on non equity shares					(5)
Profit attributable to ordinary shareholders					115
Ordinary dividends on equity shares	9				(95)
Retained profit for the financial year					20
Earnings per ordinary share (pence)	10				
Basic					21.0
Diluted					20.8
Underlying:					
Before retirement benefits net finance cost		41.1			
Including retirement benefits net finance cost		38.2			
Dividends per ordinary share (pence)	9				17.25

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2003 - Restated

	Notes	Underlying business performance £m	Goodwill amortisation £m	Exceptional items (Note 7) £m	Total statutory £m
Turnover	1				
Continuing operations		3,052	-	-	3,052
Discontinued operations		134	-	-	134
Turnover including associates		3,186	-	-	3,186
Turnover of associates – continuing operations		(74)	-	-	(74)
Group turnover		3,112	-	-	3,112
Operating expenses	2				
Continuing operations		(2,652)	(70)	(59)	(2,781)
Discontinued operations		(122)	-	-	(122)
		(2,774)	(70)	(59)	(2,903)
Operating profit	1				
Continuing operations		326	(70)	(59)	197
Discontinued operations		12	-	-	12
Operating profit before share of profits of associates		338	(70)	(59)	209
Share of profits of associates		6	-	-	6
Operating profit including share of profits of associates		344	(70)	(59)	215
Disposal of businesses		-	-	(107)	(107)
Profit on ordinary activities before interest and retirement benefits net finance cost	1	344	(70)	(166)	108
Interest	6	(73)	-	-	(73)
Profit on ordinary activities before retirement benefits net finance cost		271	(70)	(166)	35
Retirement benefits net finance cost	5	(32)	-	-	(32)
Profit on ordinary activities before tax		239	(70)	(166)	3
Tax on ordinary activities	8	(76)	-	21	(55)
Tax on retirement benefits net finance cost		11	-	-	11
Profit/(loss) on ordinary activities after tax		174	(70)	(145)	(41)
Equity minority interests					(1)
Loss for the financial year					(42)
Preference dividends on non equity shares					(5)
Loss attributable to ordinary shareholders					(47)
Ordinary dividends on equity shares	9				(84)
Retained loss for the financial year					(131)
Earnings/(loss) per ordinary share (pence)	10				
Basic					(9.5)
Diluted					(9.5)
Underlying:					
Before retirement benefits net finance cost		38.1			
Including retirement benefits net finance cost		33.8			
Dividends per ordinary share (pence)	9				16.4

BALANCE SHEETS
As at 31 December

	Notes	Group 2004 £m	Group 2003 Restated £m	Rexam PLC 2004 £m	Rexam PLC 2003 Restated £m
Fixed assets					
Intangible assets	11	1,185	1,195	-	-
Tangible assets	12	1,196	1,262	4	5
Investments in associates and joint ventures	13	28	31	3	-
Other investments	14	30	33	3,102	3,119
		2,439	2,521	3,109	3,124
Current assets					
Stocks	15	353	339	-	-
Debtors receivable within one year	16	448	441	59	46
Debtors receivable after more than one year	17	65	99	-	-
Marketable securities and money market deposits		65	29	-	-
Cash at bank and in hand		29	41	-	29
		960	949	59	75
Creditors: amounts falling due within one year					
Borrowings	19	(136)	(218)	(184)	(133)
Other creditors	18	(668)	(694)	(235)	(285)
		(804)	(912)	(419)	(418)
Net current assets/(liabilities)		156	37	(360)	(343)
Total assets less current liabilities		2,595	2,558	2,749	2,781
Creditors: amounts falling due after more than one year					
Borrowings	19	(1,027)	(1,021)	(784)	(746)
Other creditors	18	(140)	(108)	(488)	(506)
		(1,167)	(1,129)	(1,272)	(1,252)
Provisions for liabilities and charges	21	(110)	(110)	(2)	(3)
Net assets before retirement benefits		1,318	1,319	1,475	1,526
Retirement benefits (net of deferred tax)	5	(532)	(496)	-	-
Net assets including retirement benefits		786	823	1,475	1,526
Capital and reserves					
Ordinary equity called up share capital	23	354	352	354	352
Non equity called up share capital	23	89	89	89	89
Share premium account	24	741	735	741	735
Capital redemption reserve	24	279	279	279	279
Other reserves	24	-	-	155	257
Profit and loss reserve	24	(677)	(651)	(143)	(186)
Shareholders' funds		786	804	1,475	1,526
Equity minority interests		-	19	-	-
Total capital and reserves		786	823	1,475	1,526

Approved by the Board on 25 February 2005

Rolf Börjesson
Chairman

Graham Chipchase
Group Finance Director

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2004 £m	2003 Restated £m
Cash flow from operating activities	519	491
Dividends received from associates	-	2
Returns on investments and servicing of finance:		
Interest received	10	11
Interest paid	(66)	(76)
Interest element of finance leases	(3)	(3)
Dividends paid to non equity shareholders	(5)	(5)
	(64)	(73)
Tax paid	(54)	(39)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	(183)	(165)
Purchase of fixed asset investments	-	(10)
Sale of tangible fixed assets	3	2
Sale of properties surplus to requirements	5	4
	(175)	(169)
Acquisitions and disposals:		
Purchase of businesses (Note 25d)	(55)	(252)
Sale of businesses (Note 26b)	10	155
Investment in joint venture	(3)	-
Loan to associate	-	1
	(48)	(96)
Equity dividends paid to ordinary shareholders	(92)	(76)
Cash flow before management of liquid resources and financing	86	40
Management of liquid resources:		
(Purchase)/repayment of marketable securities and money market deposits	(34)	13
Financing:		
Issue of ordinary equity share capital	8	314
Expenses on issue of ordinary equity share capital	-	(7)
Purchase of Rexam PLC shares by ESOP trust	-	(3)
(Repayment)/issue of medium term notes	(29)	172
Repayment of loans	(44)	(532)
Capital element of finance leases	(1)	(10)
	(66)	(66)
Decrease in cash	(14)	(13)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2004 Continuing operations £m	2003 Continuing operations Restated £m	2003 Discontinued operations £m	2003 Total Restated £m
Operating profit before share of profits of associates	294	197	12	209
Depreciation	178	165	6	171
Impairment	6	50	-	50
Loss on disposal of tangible fixed assets	2	6	-	6
Goodwill amortisation	75	70	-	70
Movement in provisions	(7)	8	-	8
Movement in retirement benefits	(27)	(8)	-	(8)
Non cash element of incentive schemes	6	11	-	11
Income from fixed asset investments	(1)	-	-	-
Movement in working capital:				
Stocks	(24)	16	(2)	14
Debtors	9	(24)	(3)	(27)
Securitised debtors	-	(13)	-	(13)
Creditors	8	3	(3)	-
	(7)	(18)	(8)	(26)
Cash flow from operating activities	519	481	10	491

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Bank loans £m	Medium term notes £m	Cross currency swaps £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2003	20	(718)	(598)	28	(57)	(30)	(1,355)
Currency fluctuations	(1)	(17)	(34)	35	5	(3)	(15)
Acquisition of businesses	23	(197)	-	-	(2)	-	(176)
Disposal of businesses	-	36	-	-	-	-	36
Cash flow movements	(13)	532	(172)	-	10	(13)	344
Amortisation of discount and financing fees	-	(2)	(1)	-	-	-	(3)
At 31 December 2003	29	(366)	(805)	63	(44)	(46)	(1,169)
Currency fluctuations	(1)	11	2	38	3	(7)	46
Acquisition of businesses	3	(42)	-	-	(3)	-	(42)
Disposal of businesses	-	3	-	-	-	-	3
Cash flow movements	34	44	29	-	1	(14)	94
Amortisation of discount and financing fees	-	-	(1)	-	-	-	(1)
At 31 December 2004	65	(350)	(775)	101	(43)	(67)	(1,069)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2004 £m	2003 Restated £m
Profit/(loss) for the financial year	**120**	(42)
Currency fluctuations:		
Intangible fixed assets	**(45)**	(11)
Tangible fixed assets	**(35)**	6
Retirement benefits (net of deferred tax)	**23**	23
Net borrowings	**46**	(15)
Other net tangible assets	**4**	(1)
Current tax on currency fluctuations	**(1)**	3
	(8)	5
Changes in actuarial values of retirement benefits (net of tax)	**(61)**	(79)
Changes in market value of fixed asset investments	**1**	(4)
Total recognised gains and losses for the financial year	**52**	(120)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December

	2004 £m	2003 Restated £m
At 1 January as originally reported	**803**	544
Prior year adjustment	**1**	(11)
At 1 January as restated	**804**	533
Profit/(loss) for the financial year	**120**	(42)
Dividends	**(100)**	(89)
Retained profit/(loss) for the financial year	**20**	(131)
Currency fluctuations (net of tax)	**(8)**	5
Share option schemes	**5**	12
Changes in actuarial values of retirement benefits (net of tax)	**(61)**	(79)
Changes in market value of fixed asset investments	**1**	(4)
Transfer on conversion of an associate to a subsidiary	**(2)**	-
Issue of ordinary share capital for share option schemes	**8**	5
Issue of ordinary share capital by placing	**-**	84
Issue of ordinary share capital by rights issue	**-**	218
Goodwill in reserves written off	**19**	161
At 31 December	**786**	804

1 Segment analysis

	Sales including associates £m	Underlying operating profit £m	Underlying return on sales %	Profit before interest and retirement benefits net finance cost £m	Underlying net assets before goodwill £m	Underlying net assets £m
2004:						
Beverage Packaging	2,597	318	12.2	250	1,091	2,128
Plastic Packaging	527	71	13.5	48	243	391
Consumer Packaging	3,124	389	12.5	298	1,334	2,519
Retirement benefits, tax and dividends	-	-	-	-	(669)	(669)
Ongoing operations	3,124	389	12.5	298	665	1,850
Disposals and businesses for sale	21	2	9.5	(10)	5	5
Continuing operations	3,145	391	12.4	288	670	1,855
Discontinued operations	-	-	-	(2)	-	-
	3,145	391	12.4	286	670	1,855
United Kingdom and Ireland	286	45	15.7	21	154	353
Continental Europe	1,391	140	10.1	105	760	1,224
The Americas	1,365	199	14.6	157	370	855
Rest of the world	103	7	6.8	5	55	92
Retirement benefits, tax and dividends	-	-	-	-	(669)	(669)
Continuing operations	3,145	391	12.4	288	670	1,855
Discontinued operations	-	-	-	(2)	-	-
	3,145	391	12.4	286	670	1,855
2003 Restated:						
Beverage Packaging	2,503	275	11.0	165	1,133	2,177
Plastic Packaging	496	54	10.9	35	243	394
Consumer Packaging	2,999	329	11.0	200	1,376	2,571
Retirement benefits, tax and dividends	-	-	-	-	(607)	(607)
Ongoing operations	2,999	329	11.0	200	769	1,964
Disposals and businesses for sale	53	3	5.7	3	28	28
Continuing operations	3,052	332	10.9	203	797	1,992
Discontinued operations	134	12	9.0	(95)	-	-
	3,186	344	10.8	108	797	1,992
United Kingdom and Ireland	315	35	11.1	22	150	362
Continental Europe	1,385	154	11.1	77	704	1,186
The Americas	1,243	135	10.9	99	487	948
Rest of the world	109	8	7.3	5	63	103
Retirement benefits, tax and dividends	-	-	-	-	(607)	(607)
Continuing operations	3,052	332	10.9	203	797	1,992
Discontinued operations	134	12	9.0	(95)	-	-
	3,186	344	10.8	108	797	1,992

Underlying operating profit comprises operating profit, including share of profits of associates, before goodwill amortisation and exceptional items. Underlying net assets comprise net assets in the consolidated balance sheet, excluding net borrowings of £1,069m (2003: £1,169m). Underlying return on sales is based upon underlying operating profit divided by sales including associates.

There is no significant trading between business segments or geographical regions.

Interest, retirement benefits net finance cost and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.

Of the total sales of associates, £48m relates to Beverage Packaging (2003: £58m) and £16m relates to disposals and businesses for sale (2003: £16m).

1 **Segment analysis** continued

Geographic analysis by destination of sales including associates

	2004 £m	2003 £m
United Kingdom and Ireland	**315**	324
Continental Europe	**1,354**	1,371
The Americas	**1,380**	1,256
Rest of the world	**96**	101
Continuing operations	**3,145**	3,052
Discontinued operations	**-**	134
	3,145	3,186

2 Operating expenses

	Continuing operations underlying business performance £m	Acquisitions underlying business performance £m	Continuing operations goodwill amortisation £m	Continuing operations exceptional items £m	Discontinued operations £m	Total statutory £m
2004:						
Raw materials	**1,338**	**10**	**-**	**-**	**-**	**1,348**
Changes in stocks of WIP and finished goods	**(9)**	**-**	**-**	**-**	**-**	**(9)**
Employee costs	**581**	**8**	**-**	**9**	**-**	**598**
Depreciation	**173**	**5**	**-**	**-**	**-**	**178**
Impairment	**1**	**-**	**-**	**5**	**-**	**6**
Other operating expenses	**598**	**12**	**75**	**2**	**-**	**687**
Other operating income	**(20)**	**(1)**	**-**	**-**	**-**	**(21)**
	2,662	**34**	**75**	**16**	**-**	**2,787**
2003 Restated:						
Raw materials	1,322	-	-	-	66	1,388
Changes in stocks of WIP and finished goods	2	-	-	-	-	2
Employee costs	607	-	-	12	31	650
Depreciation	165	-	-	-	6	171
Impairment	-	-	-	50	-	50
Other operating expenses	574	-	70	3	19	666
Other operating income	(18)	-	-	(6)	-	(24)
	2,652	-	70	59	122	2,903

Employee costs including directors:	2004 £m	2003 Restated £m
Wages and salaries	**507**	540
Social security	**71**	75
Retirement benefits operating profit charge	**20**	35
	598	650

For details of directors' remuneration see the Remuneration Report.

2 Operating expenses continued

	2004 £m	2003 £m
Operating expenses include:		
Research and development	13	16
Hire of plant and machinery	3	3
Other operating lease rentals	26	24
Amortisation of investment grants	(3)	(3)
Rental income	(7)	(8)

3 Auditors' remuneration

	2004 UK £m	2004 Overseas £m	2004 Total £m	2003 UK £m	2003 Overseas £m	2003 Total £m
Audit	0.7	1.4	2.1	0.7	1.3	2.0
Other assurance	1.1	0.4	1.5	1.5	-	1.5
Tax advice	0.3	0.1	0.4	0.1	0.1	0.2
	2.1	1.9	4.0	2.3	1.4	3.7

Other assurance includes £1.2m in respect of Rexam's International Financial Reporting Standards project (2003: £0.3m). In 2003 other assurance included £1.1m in respect of the shareholder circular for the 2003 Rights Issue. Of the total auditors' remuneration in 2004, £4.0m has been charged in arriving at operating profit (2003: £2.6m). In 2003 £1.1m was included in the share premium account as a direct cost of the 2003 Rights Issue.

Auditors' remuneration includes £0.4m (2003: £0.4m) for audit and £1.4m (2003: £1.6m) for other assurance and tax advice provided to Rexam PLC.

4 Average number of employees

	2004 Number	2003 Restated Number
Beverage Packaging	11,100	10,300
Plastic Packaging	10,600	9,700
Consumer Packaging	21,700	20,000
Disposals and businesses for sale	600	800
Continuing operations	22,300	20,800
Discontinued operations	-	1,000
	22,300	21,800
United Kingdom and Ireland	2,000	2,100
Continental Europe	9,300	9,000
The Americas	5,600	4,700
Rest of the world	5,400	5,000
Continuing operations	22,300	20,800
Discontinued operations	-	1,000
	22,300	21,800

5 Retirement benefits

a Summary of movements in retirement benefits

	Defined benefit pension schemes £m	Other pension schemes £m	Total pension schemes £m	Retiree medical £m	Gross retirement benefits £m	Deferred tax £m	Net retirement benefits £m
At 1 January 2004	(383)	(18)	(401)	(293)	(694)	207	(487)
Currency fluctuations	12	-	12	24	36	(13)	23
Acquisition of businesses	-	(1)	(1)	-	(1)	-	(1)
Current service cost	(25)	(3)	(28)	(3)	(31)	9	(22)
Exceptional item: past service credit	-	-	-	11	11	(4)	7
Total operating profit charge	(25)	(3)	(28)	8	(20)	5	(15)
Net finance cost	(11)	-	(11)	(15)	(26)	10	(16)
Actuarial changes	(77)	-	(77)	(13)	(90)	29	(61)
Cash contributions	23	4	27	20	47	(15)	32
Transfers	2	(1)	1	-	1	-	1
At 31 December 2004	(459)	(19)	(478)	(269)	(747)	223	(524)
Debtors receivable after more than one year	-	-	-	8	8	-	8
Retirement benefits	(459)	(19)	(478)	(277)	(755)	223	(532)
At 31 December 2004	(459)	(19)	(478)	(269)	(747)	223	(524)
At 1 January 2003	(258)	(13)	(271)	(301)	(572)	176	(396)
Currency fluctuations	6	-	6	30	36	(13)	23
Acquisition of businesses	(7)	(1)	(8)	-	(8)	(5)	(13)
Current service cost	(24)	(7)	(31)	(3)	(34)	7	(27)
Past service cost	(1)	-	(1)	-	(1)	-	(1)
Total operating profit charge	(25)	(7)	(32)	(3)	(35)	7	(28)
Net finance cost	(13)	-	(13)	(19)	(32)	11	(21)
Actuarial changes	(100)	-	(100)	(23)	(123)	44	(79)
Cash contributions	16	4	20	23	43	(13)	30
Transfers	(2)	(1)	(3)	-	(3)	-	(3)
At 31 December 2003	(383)	(18)	(401)	(293)	(694)	207	(487)
Debtors receivable after more than one year	-	-	-	9	9	-	9
Retirement benefits	(383)	(18)	(401)	(302)	(703)	207	(496)
At 31 December 2003	(383)	(18)	(401)	(293)	(694)	207	(487)

The exceptional past service credit in 2004 relates to negotiated revisions to the Group's obligations in respect of retiree medical benefits.

Rexam pays the retiree medical costs on behalf of certain prior year disposed businesses. These costs are subsequently reimbursed by the disposed businesses. The £8m (2003: £9m) included in debtors receivable after more than one year represents the actuarial value of the total amount that is reimbursable.

5 **Retirement benefits** continued

b Defined benefit pension schemes

The Group operates various defined benefit pension schemes throughout the world, the largest being in the UK and United States. With respect to the UK, a full actuarial valuation by a qualified actuary was carried out as at 6 April 2003 and updated to 31 December 2004. With respect to the United States, a full actuarial valuation by a qualified actuary was carried out as at 1 January 2004 and updated to 31 December 2004.

The major assumptions and long term expected rates of return used in these Accounts are as follows:

	UK schemes 2004 %	USA schemes 2004 %	Other overseas schemes 2004 %	UK schemes 2003 %	USA schemes 2003 %	Other overseas schemes 2003 %	UK schemes 2002 %	USA schemes 2002 %	Other overseas schemes 2002 %
Rate of increase in salaries	**4.30**	**4.50**	**2.83**	4.25	4.50	2.79	3.85	4.50	3.00
Rate of increase in pensions	**2.80**	**-**	**1.62**	2.75	-	1.71	2.35	-	2.00
Discount rate	**5.30**	**5.50**	**4.59**	5.40	6.00	5.30	5.50	6.75	5.50
Inflation rate	**2.80**	**2.50**	**1.79**	2.75	2.50	1.90	2.35	2.50	2.00
Long term expected rate of return:									
On equities	**7.50**	**8.69**	**7.03**	7.80	8.70	7.75	7.50	8.80	8.00
On bonds	**4.75**	**5.00**	**4.43**	5.05	4.50	4.75	4.75	5.10	5.00
On cash	**4.00**	**3.10**	**2.45**	4.00	3.20	2.54	4.00	6.80	3.00

	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
At 31 December 2004:				
Market value of equities	**870**	**135**	**27**	**1,032**
Market value of bonds	**219**	**777**	**25**	**1,021**
Cash	**15**	**19**	**4**	**38**
Market value of scheme assets	**1,104**	**931**	**56**	**2,091**
Present value of scheme liabilities	**(1,346)**	**(1,087)**	**(117)**	**(2,550)**
Gross pension liability	**(242)**	**(156)**	**(61)**	**(459)**
Deferred tax	**73**	**53**	**3**	**129**
Net pension liability	**(169)**	**(103)**	**(58)**	**(330)**
At 31 December 2003:				
Market value of equities	814	148	23	985
Market value of bonds	188	874	24	1,086
Cash	10	8	2	20
Market value of scheme assets	1,012	1,030	49	2,091
Present value of scheme liabilities	(1,225)	(1,150)	(99)	(2,474)
Gross pension liability	(213)	(120)	(50)	(383)
Deferred tax	64	41	(1)	104
Net pension liability	(149)	(79)	(51)	(279)
At 31 December 2002:				
Market value of equities	699	132	12	843
Market value of bonds	174	857	18	1,049
Cash	6	171	3	180
Market value of scheme assets	879	1,160	33	2,072
Present value of scheme liabilities	(1,047)	(1,205)	(78)	(2,330)
Gross pension liability	(168)	(45)	(45)	(258)
Deferred tax	51	15	5	71
Net pension liability	(117)	(30)	(40)	(187)

5 **Retirement benefits** continued

b Defined benefit pension schemes (continued)

Movements in the year:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
At 1 January 2004	**(213)**	**(120)**	**(50)**	**(383)**
Currency fluctuations	**-**	**14**	**(2)**	**12**
Operating profit charge: current service cost	**(11)**	**(11)**	**(3)**	**(25)**
Net finance cost:				
Expected return on scheme assets	**72**	**49**	**3**	**124**
Interest on scheme liabilities	**(65)**	**(65)**	**(5)**	**(135)**
	7	**(16)**	**(2)**	**(11)**
Actuarial loss in the statement of total recognised gains and losses:				
Actual return less expected return on scheme assets	**45**	**14**	**1**	**60**
Experience (losses)/gains arising on scheme liabilities	**(2)**	**9**	**2**	**9**
Changes in assumptions underlying the present value of scheme liabilities	**(84)**	**(51)**	**(11)**	**(146)**
	(41)	**(28)**	**(8)**	**(77)**
Cash contributions	**16**	**3**	**4**	**23**
Transfers	**-**	**2**	**-**	**2**
At 31 December 2004	**(242)**	**(156)**	**(61)**	**(459)**
At 1 January 2003	(168)	(45)	(45)	(258)
Currency fluctuations	-	11	(5)	6
Acquisition of businesses	-	-	(7)	(7)
Operating profit charge:				
Current service cost	(10)	(11)	(3)	(24)
Past service cost	-	(1)	-	(1)
	(10)	(12)	(3)	(25)
Net finance cost:				
Expected return on scheme assets	60	63	2	125
Interest on scheme liabilities	(57)	(77)	(4)	(138)
	3	(14)	(2)	(13)
Actuarial loss in the statement of total recognised gains and losses:				
Actual return less expected return on scheme assets	104	9	4	117
Experience (losses)/gains arising on scheme liabilities	(40)	20	2	(18)
Changes in assumptions underlying the present value of scheme liabilities	(111)	(91)	3	(199)
	(47)	(62)	9	(100)
Cash contributions	9	4	3	16
Transfers	-	(2)	-	(2)
At 31 December 2003	(213)	(120)	(50)	(383)

5 Retirement benefits continued

b Defined benefit pension schemes (continued)

History of experience gains and losses:

	2004	2003	2002
Difference between the actual return and expected return on scheme assets:			
Amount (£m)	60	117	(228)
Percentage of scheme assets (%)	3	6	(11)
Experience gains/(losses):			
Amount (£m)	9	(18)	59
Percentage of present value of scheme liabilities (%)	-	(1)	3
Actuarial loss in the statement of total recognised gains and losses:			
Amount (£m)	(77)	(100)	(280)
Percentage of present value of scheme liabilities (%)	(3)	(4)	(12)

c Other pension schemes

The Group operates a number of defined contribution pension schemes, included as part of other pension schemes, for which the pension charge for the year was £1m (2003: £3m) and cash contributions were £1m (2003: £3m).

d Retiree medical

Certain current and former employees in the United States are provided with cover for medical costs and life assurance, referred to in these Accounts as retiree medical. These unfunded benefits are assessed with the advice of a qualified actuary. The major assumptions used in these Accounts are as follows:

	2004 %	2003 %	2002 %
Medical inflation	13 reducing to 5 over 10 years	13 reducing to 5 over 10 years	10 reducing to 5 over 10 years
Discount rate	5.50	6.00	6.75
Inflation rate	2.50	2.50	2.50

At 31 December:	2004 £m	2003 £m	2002 £m
Gross retiree medical	(269)	(293)	(301)
Deferred tax	94	103	105
Net retiree medical	(175)	(190)	(196)

5 Retirement benefits continued

d Retiree medical (continued)

Movements in the year:	2004 £m	2003 £m
At 1 January	(293)	(301)
Currency fluctuations	24	30
Operating profit charge:		
Current service cost	(3)	(3)
Exceptional item: past service credit	11	-
	8	(3)
Finance cost	(15)	(19)
Actuarial loss in the statement of total recognised gains and losses:		
Experience (losses)/gains arising on liabilities	(6)	14
Changes in assumptions underlying the present value of liabilities	(7)	(37)
	(13)	(23)
Cash utilisation	20	23
At 31 December	(269)	(293)

History of experience gains and losses:	2004	2003	2002
Experience (losses)/gains:			
Amount (£m)	(6)	14	(40)
Percentage of gross retiree medical (%)	(2)	5	(13)
Actuarial loss in the statement of total recognised gains and losses:			
Amount (£m)	(13)	(23)	(81)
Percentage of gross retiree medical (%)	(5)	(8)	(27)

6 Interest

	2004 £m	2003 £m
Interest payable:		
Loan capital and cross currency swaps	20	28
Loan capital with other financial institutions	40	43
Bank overdrafts	9	9
Finance leases	3	3
Amortisation of financing fees	-	2
Share of interest of associates	1	2
Exchange differences	5	-
	78	87
Interest receivable	(13)	(14)
	65	73

7 Exceptional items

	2004 £m	2003 £m
Exceptional items included in operating profit:		
Retiree medical (Note 5)	11	-
Restructuring costs	(18)	(15)
Impairment	(5)	(50)
Other	(4)	6
	(16)	(59)
Disposal of businesses:		
(Loss)/profit before attributable goodwill written off	(3)	55
Attributable capitalised goodwill written off	-	(1)
Attributable goodwill in reserves written off	(11)	(161)
	(14)	(107)
Tax arising on exceptional items:		
Retiree medical (Note 5)	(4)	-
Restructuring and other items	6	14
Disposal of businesses	9	7
	11	21
Total exceptional items	(19)	(145)
Total exceptional items attributable to discontinued operations:		
Disposals of businesses	(2)	(107)
Tax arising on exceptional items	8	7
	6	(100)

An analysis of impairment of fixed assets is set out below.

	Impairment capitalised goodwill £m	*Impairment goodwill in reserves* £m	*Impairment tangible fixed assets* £m	*Impairment fixed asset investments* £m	Impairment total £m	Remaining net book value £m
2004:						
Beverage Packaging: restructuring	-	-	(1)	-	(1)	-
Beverage Packaging: reversal of impairments	5	-	1	-	6	8
Plastic Packaging: plant closures and restructuring	-	(8)	(2)	-	(10)	5
Total included in exceptional items	5	(8)	(2)	-	(5)	13
Beverage Packaging: write down of investment	-	-	-	(1)	(1)	1
Total Group	5	(8)	(2)	(1)	(6)	14
2003:						
Beverage Packaging: plant closures and restructuring	(28)	-	(11)	-	(39)	12
Plastic Packaging: business performance	(3)	-	(8)	-	(11)	6
Total included in exceptional items	(31)	-	(19)	-	(50)	18

The £5m reversal of impairment of capitalised goodwill relates to the acquisition of Nacanco GmbH in 2003, and was a consequence of the utilisation of assets to support the investment in slim can capacity, which has underpinned the value of the assets acquired for the related business at Gelsenkirchen, and revisions to the provisional fair value adjustments.

The remaining net book value at 31 December was assessed as the higher of net realisable value and value in use for each income generating unit. Where the impairment loss was measured by reference to value in use, the discount rate applied to the cash flows was the Group's weighted average cost of capital of 12% adjusted for risks associated with the relevant income generating unit.

8 Tax

a Tax on profit on ordinary activities

	2004 £m	2003 Restated £m
Current tax:		
UK corporation tax	10	21
UK tax overprovided in prior years	-	(4)
UK tax before double tax relief	10	17
Double tax relief	(12)	(17)
Total UK tax	(2)	-
Overseas tax	62	60
Overseas tax (underprovided)/overprovided in prior years	(1)	3
Share of current tax of associates	3	-
Current tax on operations	62	63
Current tax on exceptional items	(8)	(21)
Total current tax	54	42
Deferred tax, origination and reversal of timing differences:		
Deferred tax on operations	23	2
Deferred tax on exceptional items	(3)	-
Total deferred tax	20	2
Tax on profit on ordinary activities	74	44

b Factors affecting the current tax charge

The current tax assessed on the profit on ordinary activities for the year differs from the standard rate of corporation tax in the UK of 30% (2003: 30%) for the reasons set out below.

	2004 £m	2003 Restated £m
Profit on ordinary activities before tax	195	3
Tax on profit on ordinary activities at the standard rate of corporation tax in the UK	59	1
Goodwill	31	79
Non deductible and non taxable items	9	(10)
Utilisation of losses	(27)	(9)
Capital expenditure	(4)	4
Retirement benefits	-	5
Higher taxes on overseas earnings	6	17
Tax overprovided in prior years	(8)	(18)
Other short term timing differences	(12)	(27)
Total current tax	54	42

c Factors that may affect the future tax charge

Deferred tax assets of £54m (2003: £37m) have not been recognised in respect of losses, tax credits on dividends and other timing differences due to the uncertainty of the availability of suitable profits in the foreseeable future.

No deferred tax has been recognised on the unremitted earnings of overseas subsidiaries and associates. No significant amounts of tax are expected to be payable on the majority of these due to the availability of double tax relief and losses in the UK. However, a UK tax liability would arise on dividend payments from the United States due to minimal tax credits on profits in the United States.

8 Tax continued

d Deferred tax

Group:	2004 £m	2003 Restated £m
Deferred tax is included in the balance sheet as follows:		
Retirement benefits	223	207
Debtors receivable within one year	36	22
Debtors receivable after more than one year	42	71
Provisions for liabilities and charges	(65)	(56)
	236	244
Deferred tax is included in the balance sheet on the following items:		
Retirement benefits	223	207
Accelerated capital allowances	(69)	(52)
Tax losses	42	55
Short term timing differences	40	34
	236	244

The movement on deferred tax is as follows:	Retirement benefits £m	Debtors £m	Provisions £m	Total £m
At 1 January 2004 as originally reported	207	91	(56)	242
Prior year adjustment	-	2	-	2
At 1 January 2004 as restated	207	93	(56)	244
Currency fluctuations	(13)	(4)	-	(17)
Acquisition of businesses	-	6	(6)	-
Profit and loss account	-	(15)	(5)	(20)
Actuarial changes on retirement benefits	29	-	-	29
Transfers	-	(2)	2	-
At 31 December 2004	223	78	(65)	236

In recognising deferred tax assets, the Group has considered if it is more likely than not that sufficient future profits will be available to absorb tax losses and other timing differences. The balance attributable to tax losses carried forward relates mainly to those arising in the USA.

9 **Ordinary dividends on equity shares**

	2004 £m	2003 £m
2004 proposed final dividend of 10.09p payable 1 June 2005	55	-
2004 interim dividend of 7.16p paid 3 November 2004	40	-
2003 final dividend of 9.58p paid 1 June 2004	-	52
2003 interim dividend of 6.82p paid 4 November 2003	-	33
2002 final dividend over accrual	-	(1)
	95	84

10 Earnings/(loss) per ordinary share

	2004 pence	2003 pence
Basic earnings/(loss) per ordinary share	21.0	(9.5)
Diluted earnings/(loss) per ordinary share*	20.8	(9.5)
Underlying earnings per ordinary share:		
Before retirement benefits net finance cost, goodwill amortisation and exceptional items	41.1	38.1
Before goodwill amortisation and exceptional items	38.2	33.8

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options in 2003.

Underlying earnings per share is included on the face of the profit and loss account as it is felt that by adjusting basic earnings per share for exceptional items and goodwill amortisation, underlying earnings per share provides a better indication of the Group's performance.

	2004 £m	2003 £m
Profit on ordinary activities after tax before retirement benefits net finance cost, goodwill amortisation and exceptional items	231	195
Equity minority interests	(1)	(1)
Preference dividends on non equity shares	(5)	(5)
Profit attributable to ordinary shareholders before retirement benefits net finance cost, goodwill amortisation and exceptional items	225	189
Retirement benefits net finance cost	(16)	(21)
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	209	168
Goodwill amortisation	(75)	(70)
Exceptional items	(19)	(145)
Profit/(loss) attributable to ordinary shareholders	115	(47)
Dilution on conversion of preference shares	5	5
Profit/(loss) on a diluted basis	120	(42)

	2004 Number millions	2003 Number millions
Average number of shares:		
Average number of shares in issue for the year	546.8	496.5
Dilution on conversion of preference shares	24.4	24.4
Dilution on exercise of outstanding share options	5.0	7.6
On a diluted basis	576.2	528.5

Share options outstanding at 31 December 2004 are detailed in Note 23c to the Accounts. Shares owned by the Rexam Employee Share Trust have been excluded from the average number of shares in the basic, diluted and underlying earnings per share calculations.

11 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group:			
At 1 January 2004	1,470	(275)	1,195
Currency fluctuations	(54)	9	(45)
Acquisitions	105	-	105
Amortisation charge for the year	-	(75)	(75)
Reversal of impairment	-	5	5
At 31 December 2004	1,521	(336)	1,185

All material goodwill amounts have been separately assessed and are considered to have a useful economic life of twenty years. The amortisation charge allocated to Beverage Packaging is £67m (2003: £62m) and Plastic Packaging is £8m (2003: £8m).

12 Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Assets under construction £m	Total £m
Group:				
Cost at 1 January 2004	394	1,508	59	1,961
Currency fluctuations	(10)	(32)	(3)	(45)
Acquisition of businesses (Note 25a)	(12)	(3)	-	(15)
Disposal of businesses	(1)	(60)	-	(61)
Additions	10	88	85	183
Disposals	(3)	(7)	-	(10)
Transfer to properties surplus to requirements	(5)	-	-	(5)
Reclassifications	6	83	(89)	-
At 31 December 2004	**379**	**1,577**	**52**	**2,008**
Depreciation at 1 January 2004	46	653	-	699
Currency fluctuations	-	(10)	-	(10)
Charge for the year	13	165	-	178
Impairment	1	2	-	3
Reversal of impairment	-	(1)	-	(1)
Disposal of businesses	-	(50)	-	(50)
Disposals	-	(5)	-	(5)
Transfer to properties surplus to requirements	(2)	-	-	(2)
Reclassifications	1	(1)	-	-
At 31 December 2004	**59**	**753**	**-**	**812**
Net book value at 31 December 2004	**320**	**824**	**52**	**1,196**
Net book value at 31 December 2003	348	855	59	1,262

The net book value of land and buildings comprises freeholds of £297m (2003: £332m), long term leaseholds of £15m (2003: £15m) and short term leaseholds of £8m (2003: £1m). Freehold land and buildings includes land of £40m (2003: £38m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £2m (2003: £1m). The net book value of plant and machinery includes £15m (2003: £22m) of finance leased assets. Depreciation charged on finance leased assets was £4m (2003: £5m).

	Plant, machinery and vehicles cost £m	Plant, machinery and vehicles depreciation £m	Net book value £m
Rexam PLC:			
At 1 January 2004	9	(4)	5
Additions	1	-	1
Disposals	(1)	1	-
Charge for the year	-	(2)	(2)
At 31 December 2004	**9**	**(5)**	**4**

13 Investments in associates and joint ventures

	Associates £m	Joint ventures £m	Total £m
Group:			
At 1 January 2004	31	-	31
Additions	-	3	3
Operating profit	6	-	6
Interest	(1)	-	(1)
Tax	(3)	-	(3)
Transfer to investment in subsidiary	(8)	-	(8)
At 31 December 2004	**25**	**3**	**28**

13 Investments in associates and joint ventures continued

	Joint ventures £m
Rexam PLC:	
At 1 January 2004	-
Additions	3
At 31 December 2004	**3**

Associates and joint ventures	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Associates:				
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Beverage Packaging
Interprint Ltda	Brazil	4,650,713,100 quotas of reais 0.01 each	50%	Printing
Joint venture:				
Kemsley Fields Ltd	Great Britain	100,000 shares of £1 each	43.2%	Property development

The share of profits of associates is based on unaudited management accounts for the year ended 31 December 2004.

14 Other fixed asset investments

	Rexam PLC shares cost £m	Rexam PLC shares amortisation £m	Rexam PLC shares net £m	Unlisted investments £m	Total £m
Group:					
At 1 January 2004 as originally reported	18	(13)	5	33	38
Prior year adjustment	(18)	13	(5)	-	(5)
At 1 January 2004 as restated	-	-	-	33	33
Currency fluctuations	-	-	-	(2)	(2)
Dividend income	-	-	-	1	1
Impairment	-	-	-	(1)	(1)
Market value changes	-	-	-	1	1
Transfers	-	-	-	(2)	(2)
At 31 December 2004	**-**	**-**	**-**	**30**	**30**

	Rexam PLC shares cost £m	Rexam PLC shares amortisation £m	Rexam PLC shares net £m	Subsidiaries shares £m	Subsidiaries loans £m	Total £m
Rexam PLC:						
At 1 January 2004 as originally reported	18	(13)	5	841	2,278	3,124
Prior year adjustment	(18)	13	(5)	-	-	(5)
At 1 January 2004 as restated	-	-	-	841	2,278	3,119
Currency fluctuations	-	-	-	-	(53)	(53)
Acquisitions/advances	-	-	-	7	243	250
Disposals/repayments	-	-	-	-	(214)	(214)
At 31 December 2004	**-**	**-**	**-**	**848**	**2,254**	**3,102**

14 Other fixed asset investments continued

The main subsidiaries, all of which are wholly owned, are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiaries incorporated in Great Britain are registered in England and Wales.

Subsidiary	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
Rexam Beverage Can Americas Inc*	United States	United States	Common stock	Consumer packaging
Rexam do Brazil Ltda*	Brazil	South America	Quotas	Consumer packaging
Rexam European Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Holding company
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company

15 Stocks

	2004 £m	2003 £m
Group:		
Raw materials, stores and consumables	135	120
Work in progress	9	11
Finished goods	209	208
	353	339

16 Debtors receivable within one year

	Group 2004 £m	Group 2003 Restated £m	Rexam PLC 2004 £m	Rexam PLC 2003 Restated £m
Trade debtors	313	312	1	1
Business held for resale	-	2	-	-
Properties surplus to requirements	3	1	-	-
Due from subsidiaries	-	-	19	8
Deferred tax	36	22	-	-
Prepayments	11	17	1	1
Other debtors	85	87	38	36
	448	441	59	46

17 Debtors receivable after more than one year

	Group 2004 £m	Group 2003 Restated £m	Rexam PLC 2004 £m	Rexam PLC 2003 £m
Deferred tax	42	71	-	-
Other debtors	23	28	-	-
	65	99	-	-

18 Other creditors

	Group 2004 £m	Group 2003 Restated £m	Rexam PLC 2004 £m	Rexam PLC 2003 Restated £m
Amounts falling due within one year:				
Trade creditors	350	334	2	2
Due to subsidiaries	-	-	120	166
Current tax	4	34	-	-
Other tax and social security	50	44	2	1
Deferred consideration	3	3	-	-
Accruals	127	132	9	11
Other liabilities	78	94	46	52
Dividends	56	53	56	53
	668	694	235	285
Amounts falling due after more than one year:				
Due to subsidiaries	-	-	485	503
Current tax	98	70	-	-
Other liabilities	42	38	3	3
	140	108	488	506

19 Borrowings

	Repayment dates	Group 2004 £m	Group 2003 £m	Rexam PLC 2004 £m	Rexam PLC 2003 £m
Secured bank loans	2005-2007	7	36	-	-
Unsecured:					
Bank loans	2005-2009	345	330	136	34
Medium term notes	2005-2009	777	808	777	808
Unamortised discount and financing fees		(4)	(3)	(4)	(3)
Cross currency swaps		(101)	(63)	(101)	(63)
Loan capital and cross currency swaps		1,024	1,108	808	776
Bank overdrafts		96	87	160	103
Capital element of finance leases		43	44	-	-
Total borrowings		1,163	1,239	968	879
Repayment analysis:					
Amounts falling due after more than one year:					
In more than one year but not more than two years		45	281	5	33
In more than two years but not more than five years		980	428	779	405
In more than five years		2	312	-	308
		1,027	1,021	784	746
Amounts falling due within one year, or on demand		136	218	184	133
		1,163	1,239	968	879

19 Borrowings continued

The security given for secured loans is principally land and buildings. The total amount of borrowings of the Group, any part of which is not wholly repayable within five years is £7m (2003: £317m). Within this amount, finance leases are £7m (2003: £9m). Interest is payable on bank loans wholly repayable within five years at rates varying between 2.5% and 13.75%. Cross currency swaps of sterling for US dollars were entered into in conjunction with issues of sterling notes under Rexam's medium term note (MTN) programme. Their purpose was to fully swap to maturity the principal and interest cash flows arising under those issues of sterling notes into US dollars at floating rates. The resulting US dollar receipts were used to fund Rexam's US dollar investments. In 2003 further cross currency swaps of £150m were effected to provide an additional balance sheet hedge following the acquisition of Latasa. The translation gain of £101m (2003: £63m) between the relevant sterling and US dollar amounts is included in borrowings.

20 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under FRS13 "Derivatives and other financial instruments: disclosures" have been excluded from all disclosures in this note, except 20a "Currency balance sheet at 31 December 2004."

a Currency balance sheet at 31 December 2004

	Total £m	Sterling £m	US dollar £m	Euro/ Scandinavian £m	Other currencies £m
Underlying net assets/(liabilities)	1,855	(63)	624	1,113	181
Net borrowings:					
Excluding forward foreign exchange contracts and cross currency swaps	(1,170)	(404)	(72)	(717)	23
Cross currency swaps	101	520	(419)	-	-
Forward foreign exchange contracts	-	-	5	4	(9)
	(1,069)	116	(486)	(713)	14
Total capital and reserves	786	53	138	400	195

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the financial risk management section of the Operating and Financial Review.

b Summary of financial assets and liabilities

	2004 £m	2003 £m
Financial assets:		
Cash, money market deposits and marketable securities	94	70
Cross currency swaps	520	520
Debtors receivable after more than one year (excluding deferred tax)	23	28
	637	618
Financial liabilities:		
Total borrowings excluding cross currency swaps	(1,264)	(1,302)
Cross currency swaps	(419)	(457)
Other creditors falling due after more than one year (excluding current tax)	(42)	(38)
Non equity convertible cumulative preference shares	(89)	(89)
	(1,814)	(1,886)
Net financial liabilities	(1,177)	(1,268)

20 Financial risk management continued

c Interest rate risk profile

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Weighted average period to maturity interest free years
Financial assets at 31 December 2004:							
Sterling	530	-	280	250	7.1	4.2	-
US dollar	42	17	25	-	-	-	4.8
Euro/Scandinavian	11	6	5	-	-	-	4.7
Other currencies	54	-	54	-	-	-	-
	637	23	364	250	7.1	4.2	4.7
Financial liabilities at 31 December 2004:							
Sterling	(420)	(6)	(164)	(250)	7.1	4.2	3.1
US dollar	(534)	(23)	(295)	(216)	6.1	4.2	3.9
Euro/Scandinavian	(731)	(13)	(356)	(362)	6.4	2.2	4.8
Other currencies	(40)	-	(40)	-	-	-	-
	(1,725)	(42)	(855)	(828)	6.5	3.3	4.0
Non equity convertible cumulative preference shares	(89)						
	(1,814)						

Interest rate swaps hedging the euro 550m MTN are subject to a bank right to cancel in March 2005 and March 2006. If the right is exercised this will lead to an equivalent reduction in amounts at floating rates and increase in the amounts at fixed rates, but with no significant change to the average fixed euro interest rates or to the maturity date.

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed years	Weighted average period to maturity interest free years
Financial assets at 31 December 2003:							
Sterling	531	-	281	250	7.1	5.2	-
US dollar	41	19	20	2	9.9	4.8	4.0
Euro/Scandinavian	16	7	9	-	-	-	4.6
Other currencies	30	-	30	-	-	-	-
	618	26	340	252	7.1	5.2	4.1
Financial liabilities at 31 December 2003:							
Sterling	(316)	(7)	(59)	(250)	7.1	5.2	3.9
US dollar	(661)	(18)	(377)	(266)	6.3	3.7	3.1
Euro/Scandinavian	(766)	(13)	(276)	(477)	6.2	2.6	4.3
Other currencies	(54)	-	(54)	-	-	-	-
	(1,797)	(38)	(766)	(993)	6.6	3.5	3.7
Non equity convertible cumulative preference shares	(89)						
	(1,886)						

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For bank overdrafts used to fund the working capital needs of subsidiaries the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. All of the debtors receivable after more than one year and other creditors falling due after more than one year are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends and not interest are paid, as detailed in Note 23 to the Accounts.

20 Financial risk management continued

d Currency exposures at 31 December

There were no significant unhedged transaction exposures in either 2004 or 2003 which gave rise to net currency gains or losses in the consolidated profit and loss account.

e Undrawn committed borrowing facilities

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2004:		
In more than four years but not more than five years	875	591
Remaining term at 31 December 2003:		
In more than one year but not more than two years	986	750

Facilities available are that part of the principal committed facility which was not drawn at 31 December. The Group has additional term loans and facilities available to it on an uncommitted basis. A new committed syndicated bank facility of £875m, due in April 2009, was put in place in April 2004, and the existing facility due in April 2005 was then cancelled. At 31 December 2004, all £875m under the new facility remained available and uncancelled.

f Maturity profile of financial liabilities at 31 December

	2004 £m	2003 £m
In one year or less, or on demand	(237)	(308)
In more than one year but not more than two years	(104)	(392)
In more than two years but not more than five years	(1,368)	(491)
In more than five years	(105)	(695)
	(1,814)	(1,886)

g Fair value of financial assets and liabilities at 31 December

	2004 *Book value* £m	2004 *Fair value* £m	2003 *Book value* £m	2003 *Fair value* £m
Cash, marketable securities and money market deposits	94	94	70	70
Debtors receivable after more than one year	23	23	28	28
Total borrowings excluding cross currency swaps	(1,264)	(1,319)	(1,302)	(1,363)
Cross currency swaps	101	111	63	71
Other creditors falling due after more than one year	(42)	(42)	(38)	(38)
Non equity convertible cumulative preference shares	(89)	(121)	(89)	(119)
Interest rate swaps	-	(14)	-	(1)
Forward foreign exchange contracts	-	(20)	-	(17)
Aluminium futures contracts	-	35	-	21
	(1,177)	(1,253)	(1,268)	(1,348)

Market values have been used to determine the fair values of money market deposits, marketable securities, cross currency swaps and bank borrowings. The fair value of the MTN's and the non equity convertible cumulative preference shares has been determined by reference to their quoted market prices at the close of business on 31 December. The fair values of interest rate swaps and fixed rate loans and leases have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing forward aluminium prices.

20 Financial risk management continued

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2003	16	(72)	(56)
Recognised in 2003	(6)	33	27
Arising before 1 January 2003 unrecognised in 2003	10	(39)	(29)
Unrecognised movement in 2003	46	(6)	40
Unrecognised at 31 December 2003	56	(45)	11
Recognised in 2004	(20)	19	(1)
Arising before 1 January 2004 unrecognised in 2004	36	(26)	10
Unrecognised movement in 2004	20	(19)	1
Unrecognised at 31 December 2004	**56**	**(45)**	**11**
Expected to be recognised in 2005	**18**	**(17)**	**1**
Expected to be recognised in 2006 or later	**38**	**(28)**	**10**
	56	**(45)**	**11**

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements in the year and position as at 31 December on such hedges are set out above and in Note 20g and relate to the following: interest rate swaps, cross currency swaps, forward foreign exchange contracts and aluminium futures contracts. At 31 December 2004 a £101m gain (2003: £63m), in respect of cross currency swaps entered into as net investment hedges, has been carried forward in the balance sheet in accordance with the Group's accounting policy on cross currency swaps. Consequently the gains or losses on these swaps are recognised in reserves and not in the consolidated profit and loss account. In addition to the above, there are £3m (2003: £5m) of deferred losses held on the balance sheet which are expected to be recognised in the consolidated profit and loss account in 2005.

21 Provisions for liabilities and charges

	Disposals (Note i) £m	Restructuring (Note ii) £m	Long term employee incentive schemes (Note iii) £m	Environmental compliance (Note iv) £m	Other (Note v) £m	Deferred tax (Note 8d) £m	Total £m
Group:							
At 1 January 2004 as originally reported	2	13	13	28	2	56	114
Prior year adjustment	-	-	(4)	-	-	-	(4)
At 1 January 2004 as restated	2	13	9	28	2	56	110
Currency fluctuations	-	-	-	(2)	-	-	(2)
Acquisition of businesses	-	-	-	-	-	6	6
Provided in the year	-	11	1	-	-	5	17
Utilised	-	(11)	(5)	(2)	(1)	-	(19)
Transfers and reclassifications	(1)	(2)	-	1	2	(2)	(2)
At 31 December 2004	**1**	**11**	**5**	**25**	**3**	**65**	**110**

	Long term employee incentive schemes (Note iii) £m
Rexam PLC:	
At 1 January 2004 as originally reported	7
Prior year adjustment	(4)
At 1 January 2004 as restated	3
Utilised	(1)
At 31 December 2004	**2**

21 Provisions for liabilities and charges continued

Notes

i Disposals

The provision relates to business disposals, the amount of the final liability and timing of payment, if any, being dependent upon the outcome of ongoing negotiations.

ii Restructuring

The provision relates primarily to amounts set aside for various reorganisations within the Group, including the integration of the German Glass businesses and restructuring of the German Beverage Can businesses. The utilisation of these provisions is likely within the next two years.

iii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iv Environmental compliance

The environmental compliance provision arises principally in the United States and is long term in nature with the timing of its utilisation unknown.

v Other

Other provisions include £2m (2003: £1m) relating to onerous property contracts in the United Kingdom, the timing of the utilisation of which is in accordance with those contracts.

22 Contingent liabilities

	2004 £m	2003 £m
Group:		
Guarantees of borrowings	**5**	-
Rexam PLC:		
Guarantees of borrowings of subsidiaries and associates	**238**	307

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

23 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised		Issued and fully paid	
	64 2/7p Number	Total £m	64 2/7p Number	Total £m
At 1 January 2004	794,409,996	511	547,651,052	352
Conversion of preference shares	84,960	-	14,905	-
Issued for share option schemes	-	-	3,185,367	2
At 31 December 2004	**794,494,956**	**511**	**550,851,324**	**354**

23 Share capital continued

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised		Issued and fully paid	
	128 4/7p number	Total £m	128 4/7p number	Total £m
At 1 January 2004	69,461,669	89	69,459,498	89
Conversion of preference shares	(42,480)	-	(42,480)	-
At 31 December 2004	69,419,189	89	69,417,018	89

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

c Analysis of share options outstanding at 31 December 2004

	Year of grant	Maximum number of shares	Weighted average exercise price per share pence	Exercisable from	Expiry date
Long Term Incentive Scheme (LTIS)	2002	3,334,032	0.1	2005	2009
	2003	2,550,261	0.1	2006	2010
	2004	1,936,600	0.1	2007	2011
Executive Share Option Scheme (ESOS)	1997	9,442	282.6	2000	2007
	1998	25,439	258.3	2001	2008
	1999	126,428	196.9	2002	2009
	2000	405,967	209.7	2003	2010
	2001	958,227	262.8	2004	2011
	2002	1,990,141	443.6	2005	2012
	2003	3,379,825	309.0	2006	2013
	2004	2,474,437	437.5	2007	2014
Savings Related Share Option Schemes (SAYE)	1997	3,116	250.3	2004	2005
	1998	2,583	150.9	2005	2006
	1999	18,689	216.5	2004-2006	2005-2007
	2000	613,337	184.7	2005-2007	2006-2008
	2001	122,410	280.3	2004-2008	2005-2009
	2002	456,798	330.0	2005-2009	2005-2010
	2003	402,497	315.0	2006-2010	2007-2011
	2004	381,920	352.0	2007-2011	2008-2012
		19,192,149			

LTIS and ESOS options only become exercisable if they vest. The resulting number of shares available for exercise under the LTIS may be reduced according to the performance conditions attached to the grant. SAYE options become exercisable for a period of six months from the completion of the associated savings contract. At 31 December 2003, the maximum number of ordinary shares which could be awarded under all share option schemes was 24,027,186.

The aggregate gain on the exercise of directors' share options during 2004 through all share option schemes was £9.0m (2003: £3.1m).

24 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m
Group:			
At 1 January 2004 as originally reported	735	279	(652)
Prior year adjustment	-	-	1
At 1 January 2004 as restated	735	279	(651)
Currency fluctuations (net of tax)	-	-	(8)
Profit and loss account	-	-	20
Changes in actuarial values of retirement benefits (net of tax)	-	-	(61)
Changes in market value of fixed asset investments	-	-	1
Transfer on conversion of an associate to a subsidiary	-	-	(2)
Goodwill written off	-	-	19
Share option schemes	6	-	5
At 31 December 2004	**741**	**279**	**(677)**

Currency fluctuations (net of tax) credited to reserves in respect of borrowings used to hedge the Group's overseas investments were £52m (2003: £18m charge). The amount of goodwill set off against the profit and loss reserve at 31 December 2004 is £143m. This comprises the balance at 1 January 2004 of £166m, reduced during the year by currency fluctuations of £4m, impairment of £8m and amounts transferred to the profit and loss account on disposals of £11m.

	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
Rexam PLC:				
At 1 January 2004 as originally reported	735	279	257	(185)
Prior year adjustment	-	-	-	(1)
At 1 January 2004 as restated	735	279	257	(186)
Profit and loss account	-	-	-	(64)
Share option schemes	6	-	-	5
Transfers	-	-	(102)	102
At 31 December 2004	**741**	**279**	**155**	**(143)**

The profit for the financial year dealt with in the Accounts of Rexam PLC is £36m (2003: loss £25m restated). Other reserves reflect unrealised gains related to the transfer of investments between subsidiaries. The negative profit and loss reserve of £143m (2003: £186m restated) arose partly as a result of a provision of £214m against certain investments in subsidiaries in 2001. The directors consider the value of the remaining investments in subsidiaries are considerably more than their book value and, accordingly, the provision does not impact the distributable reserves of Rexam PLC which were £71m at 31 December 2004 (2003: £28m restated).

The Group adopted UITF38 "Accounting for ESOP Trusts" during 2004. Accordingly, Rexam PLC shares held by the Rexam Employee Share Trust are treated as a reduction to the profit and loss reserve of the Group and Rexam PLC. Rexam PLC shares comprise 1,316,803 ordinary shares of 64 $^{2}/_{7}$p each (2003: 5,956,261), acquired at an average cost of £3.07 per share (2003: £3.07), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme and the Rexam Executive Share Option Scheme 1997 (the Schemes). The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants based on expected performance. Shares are allocated by the Trust when relevant options under the Schemes are exercised. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2004 was £6m (2003: £25m). For further details of the Schemes see the Remuneration Report.

The Group takes advantage of the exemption granted for SAYE schemes under UITF17 (revised) "Employee Share Schemes", whereby no profit and loss charge need be recorded for options under employee schemes that are granted at a discount.

25 Acquisitions

a Summary of acquisition of businesses

Details of all acquisitions made during 2004 are set out in the following table.

Name	Date of acquisition	Nature of activity
Polglass (Polska) SA	19 February 2004	Beverage Packaging
Glas Moerdijk BV	20 February 2004	Beverage Packaging
Plastic Omnium Medical SA	8 April 2004	Plastic Packaging
Latasa SA (remaining 11% of shares)	24 May 2004	Beverage Packaging
Vitro-American National Can SA de CV (remaining 50% of shares)	1 October 2004	Beverage Packaging
Rexam Beverage Can (Zhao Qing) Company Limited (remaining 40% of shares)	29 November 2004	Beverage Packaging

All acquisitions have been accounted for by applying acquisition accounting principles.

	2004 Latasa £m	2004 Other acquisitions £m	2004 Total £m	2003 Latasa £m	2003 Other acquisitions £m	2003 Total £m
Tangible fixed assets	(69)	54	(15)	159	64	223
Fixed asset investments	-	(6)	(6)	-	-	-
Business held for resale	-	-	-	2	-	2
Working capital	(12)	13	1	42	(3)	39
Current and deferred tax	(8)	3	(5)	22	5	27
Retirement benefits (net of deferred tax)	-	(1)	(1)	-	(13)	(13)
Minority interests	17	1	18	(17)	8	(9)
Cash and overdrafts	-	-	-	3	3	6
Money market deposits	-	3	3	23	-	23
Loan capital	-	(42)	(42)	(95)	(102)	(197)
Finance leases	-	(3)	(3)	-	(2)	(2)
Fair value of net assets acquired	(72)	22	(50)	139	(40)	99
Consideration:						
Cash	21	33	54	185	72	257
Accrued costs	-	1	1	-	(7)	(7)
Deferred	-	-	-	-	3	3
	21	34	55	185	68	253
Book value of net assets acquired	(21)	(17)	(38)	(173)	(25)	(198)
Fair value adjustments	93	(5)	88	34	65	99
Fair value of net assets acquired	72	(22)	50	(139)	40	(99)
Goodwill on acquisitions	93	12	105	46	108	154
Purchase of shares and net assets	21	34	55	185	68	253
Net borrowings assumed	-	42	42	69	101	170
Gross consideration for acquisitions	21	76	97	254	169	423

Other acquisitions are not considered to be individually material.

25 Acquisitions continued

b Final fair value table relating to Latasa

	Book value of net assets acquired in 2003 £m	Provisional fair value adjustments in 2003 £m	Final fair value adjustments in 2004 £m	Book value of minority interests acquired in 2004 £m	Revaluation adjustment for minority interests in 2004 £m	Total fair value of net assets acquired £m
Tangible fixed assets	198	(39)	(69)	-	-	90
Business held for resale	2	-	-	-	-	2
Working capital	41	1	(12)	-	-	30
Current and deferred tax	22	-	(8)	-	-	14
Minority interests	(21)	4	-	21	(4)	-
Cash and overdrafts	3	-	-	-	-	3
Money market deposits	23	-	-	-	-	23
Bank loans	(95)	-	-	-	-	(95)
	173	(34)	(89)	21	(4)	67

Final fair value adjustments in 2004:	Tangible fixed assets £m	Working capital £m	Current and deferred tax £m
Revaluation:			
Write down of tangible fixed assets	(68)	-	4
Provision for tax liabilities	-	-	(5)
Tax impact of currency and local incentives	-	-	(8)
Other	-	(6)	-
	(68)	(6)	(9)
Accounting policy:			
Machinery and equipment lives	(1)	-	-
Stocks and spare parts	-	(6)	1
	(1)	(6)	1
Total final fair value adjustments in 2004	(69)	(12)	(8)

c Fair value table relating to other acquisitions

	Book value of net assets acquired £m	Fair value adjustments £m	Fair value of net assets acquired £m
Tangible fixed assets	55	(1)	54
Fixed asset investments	(6)	-	(6)
Working capital	13	-	13
Current and deferred tax	(4)	7	3
Retirement benefits (net of deferred tax)	-	(1)	(1)
Minority interests	1	-	1
Money market deposits	3	-	3
Bank loans	(42)	-	(42)
Finance leases	(3)	-	(3)
	17	5	22

The book value of fixed asset investments acquired comprises the transfer on conversion of Vitro American National Can to a subsidiary.

25 Acquisitions continued

c Fair value table relating to other acquisitions (continued)

Fair value adjustments:

	Tangible fixed assets £m	Working capital £m	Current and deferred tax £m	Retirement benefits £m
Revaluation:				
Land held for sale at net realisable value	-	2	-	-
Revaluation of retirement benefit liabilities	-	-	-	(1)
Tax on prior year fair value adjustment for tangible fixed assets	-	-	4	-
Other	-	-	2	-
	-	2	6	(1)
Accounting policy:				
Eliminate capitalised interest	(1)	-	-	-
Stocks and spare parts	-	(2)	1	-
	(1)	(2)	1	-
Total fair value adjustments	(1)	-	7	(1)

d Cash flows arising from acquisitions

	2004 £m	2003 £m
Cash consideration	55	257
Cash balances acquired	-	(6)
Cash payments for prior year acquisitions	-	1
Net cash outflow	55	252

26 Disposals

a Summary of disposal of businesses

	2004 £m	2003 £m
Goodwill	11	162
Tangible fixed assets	11	57
Working capital	6	25
Current and deferred tax	-	(1)
Cash and overdrafts	1	6
Bank loans	(3)	(36)
Net assets disposed	26	213
Cash proceeds	13	129
Accrued costs	-	(8)
Total proceeds	13	121
Loss on disposal of businesses	(13)	(92)
Adjustment to loss on prior year disposals	(1)	(15)
Exceptional items (Note 7)	(14)	(107)

26 Disposals continued

b Cash flow from disposal of businesses

	2004 £m	2003 £m
Cash proceeds	13	129
Cash disposed	(1)	(6)
Cash (payments)/receipts for prior year and other disposals	(2)	32
Net cash inflow	10	155

27 Cash flows relating to exceptional items

Cash flows from operating activities in 2004 include an outflow £18m (2003: £2m) with respect to the utilisation of the exceptional operating profit items charged in 2004 and prior years.

28 Commitments

	2004 £m	2003 £m
Group:		
Future capital expenditure at 31 December for which contracts have been placed	18	17

	2004 Land and buildings £m	2004 Other £m	2003 Land and buildings £m	2003 Other £m
Group:				
Operating lease rentals payable in 2005 relating to commitments expiring:				
Within one year	2	1	1	1
Between one and five years	10	3	9	2
After five years	6	-	7	-
	18	4	17	3

ten year summary

		2004 £m	2003 Restated* £m	2002 £m	2001 £m
Consolidated profit and loss account					
Continuing operations		**3,145**	3,052	2,894	2,902
Discontinued operations		**-**	134	266	586
Sales including associates		**3,145**	3,186	3,160	3,488
Continuing operations		**391**	332	305	292
Discontinued operations		**-**	12	15	41
Underlying operating profit**		**391**	344	320	333
Goodwill amortisation		**(75)**	(70)	(68)	(67)
Exceptional items		**(30)**	(166)	(245)	78
Interest and retirement benefits net finance cost		**(91)**	(105)	(94)	(115)
Profit/(loss) before tax		**195**	3	(87)	229
Tax		**(74)**	(44)	(64)	(68)
Profit/(loss) after tax		**121**	(41)	(151)	161
Equity minority interests		**(1)**	(1)	(2)	(3)
Profit/(loss) for the financial year		**120**	(42)	(153)	158
Consolidated balance sheet					
Fixed assets		**2,439**	2,521	2,349	2,390
Other net (liabilities)/assets		**(584)**	(529)	(441)	9
Underlying net assets		**1,855**	1,992	1,908	2,399
Shareholders' funds		**786**	804	544	1,013
Minority interests		**-**	19	9	25
Total capital and reserves		**786**	823	553	1,038
Net borrowings		**1,069**	1,169	1,355	1,361
Capital employed		**1,855**	1,992	1,908	2,399
Statistics					
Return on sales**	%	**12.4**	10.8	10.1	9.5
Underlying earnings per share**	p	**38.2**	33.8	34.3	36.1
Basic earnings/(loss) per share	p	**21.0**	(9.5)	(34.5)	38.9
Dividends per ordinary share	p	**17.25**	16.4	15.6	15.9
Interest cover**	Times	**6**	5	4	3
Capital expenditure	£m	**183**	165	173	180
Gearing	%	**136**	142	245	131
Average number of employees	Number	**22,300**	21,800	20,600	23,000

* Restated for UITF38 "Accounting for ESOP Trusts".
** Before goodwill amortisation and exceptional items.

	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m	1995 £m
	1,777	1,082	326	294	320	261
	1,007	1,307	1,597	1,751	2,059	2,190
	2,784	2,389	1,923	2,045	2,379	2,451
	182	117	47	36	22	11
	96	119	148	162	166	186
	278	236	195	198	188	197
	(33)	(16)	(2)	-	-	-
	(96)	7	1	(10)	(359)	5
	(89)	(40)	(9)	(8)	(18)	(12)
	60	187	185	180	(189)	190
	(47)	(53)	(62)	(56)	(48)	(47)
	13	134	123	124	(237)	143
	(3)	(2)	(1)	(1)	-	(1)
	10	132	122	123	(237)	142
	2,686	1,153	892	679	790	898
	57	139	42	68	15	147
	2,743	1,292	934	747	805	1,045
	661	667	475	673	636	680
	22	19	13	10	9	10
	683	686	488	683	645	690
	2,060	606	446	64	160	355
	2,743	1,292	934	747	805	1,045
	10.0	9.9	10.1	9.7	7.9	8.0
	33.9	32.2	25.1	24.6	22.4	24.9
	1.3	31.9	23.9	23.0	(48.5)	26.9
	15.1	14.8	14.3	14.5	14.1	14.1
	4	6	22	25	10	16
	161	155	117	109	144	189
	302	88	91	9	25	51
	23,800	26,200	22,700	21,700	24,900	26,500

shareholder information

FINANCIAL CALENDAR 2005

The following dates are given for information purposes. Please check the Rexam web site, www.rexam.com, nearer to the expected date to ensure it has not changed.

25 February	Announcement of 2004 Final Results
9 March	Ex-dividend date for preference share dividend
11 March	Record date for preference share dividend
31 March	Payment date for preference share dividend
5 May	Annual General Meeting
11 May	Ex-dividend date for 2004 final ordinary share dividend
13 May	Record date for 2004 final ordinary share dividend
1 June	Payment date for 2004 final ordinary share dividend
25 August	Announcement of 2005 Interim Results
7 September	Ex-dividend date for preference share dividend
9 September	Record date for preference share dividend
30 September	Payment date for preference share dividend
1 November	Proposed payment date for 2005 interim ordinary share dividend
31 December	Financial year end

REGISTERED OFFICE

Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom. Telephone +44 (0)20 7227 4100. Fax +44 (0)20 7227 4109. Registered in England and Wales number 191285.

STOCK EXCHANGE LISTING

The Company's ordinary and preference shares are listed with the UK Listing Authority and admitted to trading on the London Stock Exchange, being classified under the FTSE Support Services sector. In the US, ordinary shares are listed on the Nasdaq Stock Exchange in the form of American Depositary Receipts.

REXAM WEB SITE

The new web site at www.rexam.com includes an Investors section which contains additional information such as historic share prices and a share value calculator. Press releases, the real time price of the Company's ordinary shares and other useful links to the Group's businesses can also be accessed. In addition, copies of previous publications such as the Annual Review and Annual Accounts, the Environmental and Social Report 2003 and the Environmental and Social Update 2004, and the Consumer Packaging Report 2004 can be downloaded or viewed electronically.

REPORT AND ACCOUNTS

Shareholders who receive the Annual Report but who wish to receive the Annual Review instead in future years should telephone or write to Lloyds TSB Registrars as detailed below. Alternatively, the Annual Review for 2004 and earlier years can be viewed and a copy requested on the Rexam web site. If you have received more than one copy of the Annual Report you may be registered under more than one shareholder reference number. To amalgamate your accounts please contact Lloyds TSB Registrars.

SHAREHOLDER ENQUIRIES

Enquiries or information concerning existing shareholdings should be directed to Lloyds TSB Registrars. Changes of address should be notified promptly to the Registrars in writing. Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA United Kingdom. Telephone +44 (0)870 241 3931.

For general enquiries you may also contact the Company Secretary's department at Rexam PLC or email investor.relations@rexam.com.

LLOYDS SHAREVIEW WEB SITE

Lloyds TSB Registrars provide on-line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details. There is also a facility to buy or sell your Rexam ordinary shares on-line. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the web site.

2003 RIGHTS ISSUE

Under the terms of the rights issue announced on 31 October 2003, qualifying shareholders were offered new ordinary shares at a price of 255 pence per new ordinary share on the basis of 2 new ordinary shares for every 11 existing ordinary shares held and 1 new ordinary share for every 15.6749 existing preference shares held as at close of business on 30 October 2003 (the record date for the rights issue).

DIVIDEND PAYMENTS

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2004	7.16	13.10.04	15.10.04	03.11.04
Proposed final 2004	10.09	11.05.05	13.05.05	01.06.05
Preference shares	3.875	08.09.04	10.09.04	30.09.04
	3.875	09.03.05	11.03.05	31.03.05

DIVIDEND MANDATE

Shareholders who wish their dividends to be paid directly to a bank or building society account and have not already completed a dividend mandate form should contact Lloyds TSB Registrars. Alternatively, a dividend mandate form may be downloaded from the Lloyds ShareView web site or from the Investors section on the Rexam web site.

DIVIDEND REINVESTMENT PLAN

The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investors section on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars. An application form may also be downloaded from the Lloyds ShareView web site.

The last date for receipt of instructions to reinvest the final 2004 dividend is 17 May 2005.

CAPITAL GAINS TAX

The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October 1998 were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

AMERICAN DEPOSITARY RECEIPTS (ADRs)

Rexam has an ADR programme for which JPMorgan Chase Bank, N.A. acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from JPMorgan Chase Bank, N.A., JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA. Telephone +1 781 575 4328 or +1 800 428 4237 (toll free within the US). Web site www.adr.com/shareholder. Email adr@jpmorgan.com

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Halifax Share Dealing administers the existing Rexam PEPs and offers an ISA to all UK residents. Further information is available from Halifax Share Dealing PEP and ISA Department, Trinity Road, Halifax, West Yorkshire HX1 2RG United Kingdom. Telephone +44 (0)870 600 99666. Email customercare.hsdl@halifax.co.uk

SHAREGIFT

ShareGift, an independent charity share donation scheme, was set up in 1996 to provide a charitable solution to the problem of unwanted small holdings of shares. If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell, you may wish to consider donating them to charity through ShareGift. A share transfer form can be obtained from Lloyds TSB Registrars or the Company Secretary's Department at Rexam PLC. Further information is available from www.sharegift.org or telephone +44 (0)20 7337 0501.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 25 February 2005

	Holdings number	%	Shares number	%
Category				
Individuals	17,767	68	22,672,670	4
Insurance companies and pension funds	11	-	2,744,292	-
Banks and nominees	7,772	30	516,600,021	94
Other corporate holders	549	2	9,089,754	2
	26,099	100	551,106,737	100
Size of holdings				
Up to 2,000 shares	19,566	75	14,875,631	3
2,001 – 20,000 shares	5,660	22	25,074,273	4
20,001 – 100,000 shares	466	2	21,832,564	4
Over 100,000 shares	407	1	489,324,269	89
	26,099	100	551,106,737	100

ADDRESSES

Head office
Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

Main overseas service centres
ASIA
Rexam Asia Limited
Room 1211-1220
Sun Hung Kai Centre
30 Harbour Road
Wanchai
Hong Kong
Tel +852 2291 7000
Fax +852 2802 1768

USA
Rexam Inc
4201 Congress Street
Suite 340
Charlotte
NC 28209
USA
Tel +1 704 551 1500
Fax +1 704 551 1574

Sector headquarters
Rexam Beverage Can Europe & Asia
100 Capability Green
Luton, Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Beverage Can North America
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 8088

Rexam Beverage Can South America
Av. Almirante Barroso 52, 11 andar
Rio de Janeiro RJ
CEP: 20031-000
Brazil
Tel +55 21 3231 3300
Fax + 55 21 3231 3401

Rexam Glass
Monk Bretton
Barnsley, South Yorkshire S71 2QG
United Kingdom
Tel +44 (0)1226 710211
Fax +44 (0)1226 716808

Rexam Beauty & Pharma
4 Rue Diderot
Suresnes
Paris 92156
France
Tel +33 (0)1 41 38 98 00
Fax +33 (0)1 41 38 98 24

Rexam Plastic Containers
The Ridge
Yate, Bristol BS37 7AA
United Kingdom
Tel +44 (0)8709 004 400
Fax +44 (0)1454 874 304



Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom

www.rexam.com

annual review 2004

XAM

further year of good growth





Rexam is a

leading global consumer packaging company

and the largest beverage can maker in the world.

We are business partners to some of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging services and solutions for different industries, using different materials and technologies.

We employ 22,000 people in 22 countries.

Three things characterise us: leadership in our industry, our commitment to innovation and our passion to deliver exceptional value.





the rexam year at a glance

	2004	2003 Restated[1]	Increase
Operating profit	£300m	£215m	
Profit before tax	£195m	£3m	
Basic earnings/(loss) per share	21.0p	(9.5)p	
Sales from ongoing operations[2]	£3,124m	£2,999m	+4%
Underlying operating profit[3]	£391m	£344m	+14%
Underlying profit before tax[3]	£300m	£239m	+26%
Underlying earnings per share[3]	38.2p	33.8p	+13%
Dividends per share	17.25p	16.4p	+5.2%

1 Restated for UITF38 "Accounting for ESOP Trusts"

2 Sales including sales of associates but excluding sales of disposed and discontinued businesses and businesses for sale

3 Before goodwill amortisation and exceptional items

contents

The Annual Review 2004 does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. If you would like a copy of the Annual Report 2004 which contains the full Directors' Report, Corporate Governance Report, Remuneration Report and the annual financial statements, please contact Lloyds TSB Registrars who will send you, free of charge, the Annual Report 2004.

Shareholders who receive the Annual Review but wish to receive the Annual Report instead in future years should telephone or write to Lloyds TSB Registrars, The Causeway, Worthing West Sussex BN99 6DA, United Kingdom. Telephone +44 (0)870 241 3931.

The Annual Report 2004 can be viewed online at www.rexam.com/ar04. Downloadable files are also provided.

This review was produced by Rexam, designed by ID Kommunikation, Sweden, and printed by Viking Print, UK. It is printed on Scandia 2000, an uncoated paper made from wood-free, chlorine-free pulp.

Photography by Lasse Davidsson, Stephen Hyde, Simon Mooney, Gunnar Nydrén and Eric Wu.

by business

☐ BEVERAGE PACKAGING

☐ PLASTIC PACKAGING

SALES INCLUDING ASSOCIATES
ONGOING OPERATIONS 2004



UNDERLYING OPERATING PROFIT*
ONGOING OPERATIONS 2004



	Sales 2004 £m	Sales 2003 Restated £m	Underlying operating profit* 2004 £m	Underlying operating profit* 2003 Restated £m
Beverage Packaging	**2,597**	2,503	**318**	275
Plastic Packaging	**527**	496	**71**	54
Ongoing operations	**3,124**	2,999	**389**	329
Disposals and businesses for sale	**21**	53	**2**	3
Continuing operations	**3,145**	3,052	**391**	332
Discontinued operations	**-**	134	**-**	12
	3,145	3,186	**391**	344

by region

☐ UK AND IRELAND

☐ CONTINENTAL EUROPE

☐ THE AMERICAS

☐ REST OF THE WORLD

SALES INCLUDING ASSOCIATES
CONTINUING OPERATIONS 2004



UNDERLYING OPERATING PROFIT*
CONTINUING OPERATIONS 2004



	Sales 2004 £m	Sales 2003 £m	Underlying operating profit* 2004 £m	Underlying operating profit* 2003 Restated £m
UK and Ireland	**286**	315	**45**	35
Continental Europe	**1,391**	1,385	**140**	154
The Americas	**1,365**	1,243	**199**	135
Rest of the world	**103**	109	**7**	8
Continuing operations	**3,145**	3,052	**391**	332
Discontinued operations	**-**	134	**-**	12
	3,145	3,186	**391**	344

* Before goodwill amortisation and exceptional items



growing from leadership positions

This is my first letter to you since becoming Chairman of the Company at the Annual General Meeting in May 2004. It has been an interesting and eventful period.

When it comes to our overall financial performance, 2004 was another successful, if challenging, year and I am pleased to report that we made further good progress. You will find details of the statutory results on page 9. Summarising our underlying results, sales from ongoing operations advanced 4% to £3.1bn and our underlying profit before tax rose 26% to £300m. Free cash flow generation was again particularly strong at £226m.

These results are testament to the strength of our business and the drive for performance by everyone in Rexam. They have been achieved despite there being no resolution to the deposit system on one-way packaging in Germany and despite the continued weakness of the US dollar, which impacted our results particularly from the Americas on translation into sterling.

EXECUTING OUR STRATEGY

Our successful strategy over recent years has transformed Rexam into a focused global consumer packaging group. Now, having achieved strong leadership positions and a solid base of operational excellence combined with positive long term customer relationships with many of the most famous brands in the world, we are taking Rexam to the next stage of its development. We are doing this by growing organically and by acquisition, as well as by extending our consumer packaging activities and moving into new geographic markets.

The implementation of our strategy progressed effectively during 2004. We continued to drive organic growth through our focus on a number of important areas. These included our commitment to providing customer satisfaction, innovation in areas such as marketing, supply chain and information management and the unstinting pursuit of operational efficiency.

The highly successful integration of the Latasa beverage can business in Brazil, which we acquired in November 2003, has reaped even greater benefits than we first hoped for. One of the advantages of acquiring the Latasa operations is that we now, for the first time, have a substantial presence in the southern hemisphere.

In line with our strategy to consolidate the northern European glass container market, we strengthened our position during the year with the acquisition of two glassworks, one in the Netherlands and one in Poland. This not only created opportunities for operational improvement but also reinforced our long term relationship with one of our major customers.

We also continued our strategy of investing in attractive growth sectors within consumer packaging. Following on from the acquisition of Risdon Pharma in 2003, we acquired Plastic Omnium Medical in France, a supplier of drug delivery and dispensing systems. This represented a significant step forward in establishing a leading position in the fast growing pharmaceutical packaging market and in further cementing our relationships with a number of global industry players.

Nearly 15% of our sales are now in what are frequently referred to as emerging markets, including countries such as Brazil, Russia and China. During 2004, we strengthened our presence in these markets, acquiring full ownership and control of our beverage can plants in Mexico and China. These investments, together with our recent agreement to provide technical support to a beverage can plant start-up in India, were all made with our long term future in mind. We anticipate that they will contribute strongly to the future success of Rexam.

We continue to see numerous acquisition opportunities, some of which we seek to take advantage of, to build on our position in consumer packaging. The discipline of our acquisition process remains firmly in place and we will pursue only the deals which we are convinced will add value for shareholders.

CHANGES TO THE BOARD

At the Annual General Meeting in May 2004, Jeremy Lancaster stepped down as Chairman after eight successful years overseeing the transformation of this Company. His experience, wisdom and integrity were an invaluable part of that transformation and it was a pleasure and privilege to work alongside him. At the same time, Stefan Angwald took over as Chief Executive. However, it became apparent to the Board that he was not the appropriate individual to lead the Company and we asked him to step down. I feel reassured by the fact that the Board acted resolutely and swiftly to avoid any long term effect. The Board was delighted that Lars Emilson, who has had previous experience as a Chief Executive at PLM during the 1990s and has been an executive director of Rexam since 1999, agreed to step up from the position of Group Director Beverage Cans to take on the role of Chief Executive. Lars played a key role in the integration of the ANC and Latasa acquisitions and his knowledge and experience are invaluable. I am sure that he will provide the Group with strong leadership as Chief Executive. Bill Barker, who succeeded Lars as Group Director Beverage Cans, was appointed to the Board as an executive director in January 2005.

DIVIDEND

The Board is proposing a final dividend payment of 10.09p per ordinary share. This will mean 17.25p for 2004, which is an increase of 5.2% on last year in line with our dividend policy. Subject to shareholder approval at the Annual General Meeting in May 2005, the dividend will be paid on 1 June 2005 to holders of ordinary shares registered on 13 May 2005.

OUTLOOK

There is great talent throughout Rexam and I would like to thank everyone for their dedication to delivering success during 2004.

Looking forward, we are continuing to invest in our business to achieve growth. The European beverage can market continues to expand, despite the difficulties in Germany, and grew some 5% in 2004. We expect the market to grow at a similar level this year. The traditional beverage can market in the US is currently flat but we see numerous opportunities to expand through the introduction of faster growth products, such as non-standard can sizes, and we shall continue the conversion of capacity at some of our plants to exploit this.

We anticipate that Rexam will deliver its usual levels of efficiencies. Good volume and mix improvements, along with some price increases, are expected largely to offset cost inflation. With a sound and proven strategy, committed employees and a strong management team led by our Chief Executive, Lars Emilson, we look forward to further progress in 2005.



Rolf Börjesson, Chairman
25 February 2005

Rexam produced another strong Group performance in 2004. I am encouraged by both our financial results and the successful execution of our strategy during the year. Among other achievements, we bought out our joint venture partners in the beverage can plants in Mexico and China to give ourselves the right platform from which to develop in these exciting growth markets.



Lars Emilson was appointed Chief Executive on 14 October 2004.

We launched the new Monster™ beverage can with screw top for an American cola manufacturer – a world first. Our Group-wide Six Sigma and Lean Enterprise programmes yielded further substantial efficiency savings. We were recognised with a number of awards for our ground-breaking work in Supply Chain management and our successful implementation of SAP in our beverage can business was hailed as a textbook case study. All these achievements point to the spirit of innovation and the desire for success in this Company.

We faced a number of challenges, not least the lack of a satisfactory solution to the deposit legislation situation in

passion
to perform

Germany and the weakening of one of our main currencies, the US dollar. The currency effect reduced sales including associates by £198m and underlying operating profit by £26m. Despite this, sales from ongoing operations were up 4%. There were also sharp rises in the price of energy and raw materials which we managed to offset almost entirely through our use of hedging and working closely with our customers. I am very pleased by the way we have mitigated all these challenges to produce another creditable result. For me, it clearly reflects the robustness of our strategy as well as the skill, dedication and passion of the management team and everyone in our operations around the world.

UNDERLYING RESULTS

Sales, excluding the effect of currency, acquisitions, discontinued and disposed businesses, were up 2% on last year at £3,124m. Underlying profit before tax and after retirement benefits net finance cost was up 26% to £300m. This rise was mainly attributable to three factors: price increases, our continued focus on operational efficiency and the excellent performance of businesses acquired in 2003 and 2004, in particular Latasa. Lower interest charges also made a positive contribution. Underlying earnings per share after retirement benefits net finance cost increased 13% to 38.2p. We continued to generate excellent free cash flow of £226m, £14m up on last year. This helped reduce net debt to £1,069m. Interest cover is now 6 times compared with 4.7 times last year.

"We understand our customers' unique packaging needs and deliver the solutions they need"

We also saw further margin improvement. Our return on invested capital at 15% continues to improve against our weighted average cost of capital.

STATUTORY RESULTS

On a statutory basis, sales, including the effect of acquisitions, disposed and discontinued businesses and currency, were down 1%. On this basis, profit before tax (including goodwill amortisation and exceptional items) increased by £192m to £195m. Profit after tax was £121m compared with a loss of £41m for the corresponding period last year, largely due to lower exceptional items. There were pre-tax exceptional costs of £30m, mainly arising from restructuring and the disposal of businesses. This figure includes restructuring charges of £18m, of which £9m were cash costs and on which we expect an approximate one-year cash pay back. The resulting basic earnings per share was 21.0p compared with a loss of 9.5p in the previous year.

BEVERAGE PACKAGING BENEFITS FROM ACQUISITIONS

Beverage Packaging, which comprises our beverage can and glass operations, is the mainstay of our Group and accounts for more than 80% of both sales and operating profit. The year 2004 saw another solid overall performance from these businesses. Sales including associates rose 2%† to £2,597m while underlying operating profit rose by 12%† to £318m, with return on sales increasing to over 12%.

The bulk of the improvement came from the impact of the South American beverage can business acquired in November 2003. The integration is progressing extremely well and is a credit to all those who are involved. In 2004, we achieved cost and distribution efficiencies in the region of £11m which has led us to revise our initial projection on annual synergies from US$20m to at least US$30m by the end of 2006. We closed one of the Brazilian beverage can plants in the second half of the year to bring further efficiency to our operations and better balance to capacity and demand in the market there.

In North America, the overall beverage can market was relatively flat. We saw an improvement in our product mix with good growth in 8 oz and 24 oz cans, as well as slim cans. We have been at the forefront of the introduction of these faster growth non-standard sizes and, to ensure that we remain in a strong position to serve customers' growing requirements for these types of cans, we are converting additional standard 12 oz lines to non-standard sizes.

Sales including associates (£m)



2,784
3,488
3,160
3,186
3,145
00
01
02
03
04

Underlying operating profit (£m)



278
333
320
344*
391
00
01
02
03
04

Underlying earnings per ordinary share (p)



31.7**
33.8**
34.3
33.8*
38.2
00
01
02
03
04

* Restated for UITF38 "Accounting for ESOP Trusts"
** Restated for Rights Issue 2003



In 2004, Rexam moved its beauty packaging business in Brazil to a new facility to meet the growth in this and other adjacent markets. The closure above uses a new wood-like resin to underline the natural properties of the fragrance.

In Europe, the beverage can market continued its strong upward trend of recent years growing by approximately 5% despite a further decline in Germany. Both the beer and carbonated soft drinks segments showed good growth, with development in energy drinks particularly strong. Our own sales volumes were helped by our significant presence in Russia. To meet the growing global demand for slim cans for the energy drinks market, we are converting three lines in Germany at the previously mothballed Gelsenkirchen plant.

The lack of a nationwide infrastructure for the collection and clearance of one-way beverage containers in Germany continues to restrict sales of beverage cans and one-way glass bottles in that country. During 2004, a number of retailers established their own return systems (or "island solutions") for one-way beverage packaging and as a result we saw a return of beer in beverage cans to supermarket shelves, albeit in relatively small quantities. At the end of the year, a political agreement was reached to install a nationwide deposit system. The various parties involved are now preparing for a future with a deposit on cans and other drinks packaging. It appears that Germany will have a number of deposit system operators and we are actively participating in this process, lending our knowledge and experience of establishing similar systems in other countries. The aim is to have the present island solutions converted into a nationwide system by May 2006.

We have dealt with the consequences of lower domestic demand in Germany by reducing underutilised capacity and by converting a number of beverage can lines as mentioned above.

Glass sales were down slightly on last year, largely due to the effects of the deposit system on one-way glass in Germany as well as a general slow down in the UK flavoured alcoholic beverage market. We acted resolutely to minimise the effect of these factors by starting the process of shutting down one furnace and related production lines in Germany to bring production capacity more into line with demand.


ritmix
ananas aromalı
malt içeceği

Rexam has pioneered work on a wide range of finishes and printing techniques to position brands at the premium end of the market. These include *thermochromic and fluorescent inks as well as tactile inks as in the above* example for Ritmix, a fruit drink made by Turkish beverage producer, Efes.

The two glassworks we acquired at the start of the year in the Netherlands and Poland are being integrated on schedule and have helped strengthen our relationship with one of our biggest customers, Heineken.

PLASTIC PACKAGING DELIVERS EXCELLENT GROWTH

Plastic Packaging includes our beauty and pharmaceutical packaging as well as our plastic containers and closures businesses. During the year, we continued our strategy to



Rexam continued to expand into higher growth and value added areas in plastic packaging with the acquisition of the French pharmaceutical packaging company, Plastic Omnium Medical.

focus our operations on more value added and faster growth segments. We divested four of our European thin wall plastic operations, allowing us to concentrate on targeted food segments in selected geographic markets rather than commodity markets. In April 2004, we extended our position in specialty pharmaceutical packaging with the acquisition of Plastic Omnium Medical based in France. This acquisition complements our existing business with GlaxoSmithKline. We also announced in June the closure of our make-up plant in Torrington, USA, and the relocation of most of its production to Brazil and China thus ensuring that we remain competitive in this business segment.

The benefits of this shift in emphasis are coming through strongly. Plastic Packaging recorded an excellent year with sales including associates moving ahead by 6%† to £527m. Organic sales growth was especially strong, accounting for the greater part of the increase. This, combined with continued efficiencies across the business and the boost from acquisitions, lifted underlying operating profit by 29%† to £71m with further margin improvement to 13.5%.



Rexam offered the food packaging industry an alternative with the launch of a new series of polypropylene trays for poultry and other applications. The trays retain excess moisture without the need for additional padding, reducing packaging costs significantly and eliminating a source of bacterial growth.

At the end of the year, we relocated our beauty packaging business in Brazil to a modern, purpose built facility. This will enable us to continue to expand our range of products, to bring further efficiency to our operation and to take advantage of the strong potential in this growth market.

MANAGING INPUT COSTS

Utility and raw material prices rose steeply during the year but this did not have a material impact on our results. We manage our costs mainly through hedging and pass through contracts. Aluminium is, by far, our most significant raw material cost. In the US, we are largely unaffected by fluctuations in the aluminium price as costs are agreed directly between our customers and the aluminium suppliers. In Europe, we hedge both the aluminium cost and the associated currency needs. The other main input costs, resin, steel and energy, have been largely managed by regular compensatory price increases.

The acquisition in 2004 of two glassworks in the Netherlands and Poland helped strengthen our relationships with one of our biggest customers, Heineken.


Heineken
Heineken
PREMIUM

FOREIGN CURRENCY TRANSLATION

When it comes to foreign exchange, if the average US dollar/sterling exchange rate were to remain at $1.90 for the current year, we anticipate, compared with 2004, an adverse translation impact in the order of £7m on underlying profit before tax.

SUMMARY

In my mind, three things characterise the Rexam of today – leadership in our industry, our commitment to innovation and our passion to deliver. We will continue to ensure that we deliver value to our customers and focus on our cost structure. We have a sound strategy in place, driving growth both organically and by acquisition. We have a track record we are proud of and well-invested plants. We focus relentlessly on understanding our customers' unique packaging needs and delivering the solutions they require. I am confident that we are well positioned to carry on where we left off last year.

Lars Emilson, Chief Executive

† Based on 2003 sales including associates and underlying profit adjusted for disposals, currency and the full year effect of 2003 acquisitions. This represents a combination of organic growth and acquisitions made in 2004.

innovation at work

Our pursuit of innovation is driven by our commitment to delivering exceptional value to our customers. We innovate to stay ahead. It's that simple. Innovation takes many forms at Rexam, from new products and creating new uses for established products to developments in how we deliver customer service and exploit the possibilities of information technology.

Leadership is about a mindset - you've got to be prepared to stand out, to do the right thing and to set the pace. At Rexam, we don't like coming second and believe that our customers deserve the best all the time. We don't shy away from tough decisions to lead the industry and we set our standards high for how we operate and deliver on our promises.

Until this year, we had around 50 employees at our Valparaiso end plant in the US sorting, packing and distributing our beverage can ends. During 2004 we installed an autobagging system to automate fully the packing of the ends. We expect annual cost savings in the region of US$3m going forward.

The Sonia Rykiel "Woman" fragrance below has the same distinct look as the entire line – from bags and belts through to fragrances. We devised a closure solution with laser decorated, integral moulded studs rather than earlier proposals for stick-on ones. The fragrance pump is also from Rexam.

In 2004, we launched the Monster™ can, for Wet Planet Beverage's Jolt cola. It is the world's first 23.5 oz (c. 70cl) re-sealable aluminium beverage can. The new Battery Bottle features




RYKIEL
Woman


JOLT
GX2

a power gauge printed in thermochromic ink that changes colour when the beverage is chilled. As the beverage is consumed, the ink returns to its original colour showing the consumer how much is left.

You don't achieve industry leadership without having passion for what you do and a desire to do it better than anyone else. We love packaging, and we relish the challenge of working better, faster, more imaginatively for our customers to support them in their own business.

New **hiOsilver Oxygen Water** starts with natural spring water from Adobe Springs in northern California, which contains one of the highest naturally occurring magnesium counts in the world. Pure oxygen is then added – approximately ten times the amount in typical water. Delivering maximum oxygen concentration to consumers is one of the main selling points, so packaging choice is a big concern. Plastic does not have an adequate oxygen barrier. Offering hiOsilver Oxygen Water in aluminium cans made both brand building and bottom-line sense.

Most beer bottles are amber, green or clear. This **Kronenbourg** bottle is unique in that it is a coated beer bottle designed to communicate the premium nature of the beer. The shaped neck label and the deep waist of the bottle, which allows the heavy '1664' embossing, help communicate the quality and the brand strongly.




hiOsilver
THE ORIGINAL
OXYGEN
WATER
THE BEST
WATER YOU
CAN DRINK!
16 FL OZ
(473 mL)


LA BIÈRE
SUPRÊME DE
Kronenbourg
1664
6% VOL
PREMIER
Cru

our vision and our markets

Rexam's purpose is simple – to bring together all our people's talents and energies and all our resources in technology and finance to create an outstanding global organisation that enhances our customers' business performance, delivers sustainable stakeholder value and creates opportunities for our employees.

In striving to be an outstanding organisation, we endeavour to work within the guidelines of our code of conduct and assume responsibility in contributing to our environment.

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Through our Beverage Packaging and Plastic Packaging operations we provide packaging solutions for many of the world's household names. We have some 90 manufacturing facilities in over 20 countries in Europe, North, Central and South America and Asia.

Focusing on key areas such as innovation, operational excellence and supply chain and environmental management, we ensure solutions that not only protect products but also help shape users' experience of the brand.

OUR VISION, VALUES AND STRATEGY

Our vision is to be the leading global consumer packaging company.

We have four core values: Trust, Teamwork, Continuous Improvement and Recognition. They form the heart of The Rexam Way – the means by which we turn our vision into reality. We are passionately committed to delivering them.



Driving top-line growth is a key part of our strategy and, to achieve this, we will grow organically looking at new products, new applications and new geographies. To complement our organic growth, we will pursue acquisitions in a variety of high-growth markets and product segments. We will also continue to exploit further consolidation opportunities. Operational excellence is critical to our customers and to us. Six Sigma-based process improvements and a Lean Enterprise culture continue to raise the bar, enabling better cost and quality.


REXAM
CONSUMER PACKAGING REPORT 2004
busy lives

In 2003, we published our first Consumer Packaging report which gave a deeper insight into consumer packaging trends and helped decode the mass of information available. We updated the report in 2004 and included a special piece of research on On-The-Go consumers. Both reports are available on the Rexam web site.

OUR MARKETS

In the beverage market, Rexam manufactures cans as well as glass and plastic bottles, producing a quarter of the 220bn beverage cans made in the world each year and also 8bn glass containers for consumption, primarily in Northern Europe.

For the beauty market, Rexam manufactures lipstick cases, compacts, dispensing systems for perfumes and lotions, and the perfume samplers found at shop counters or in magazines.

Within the pharmaceutical market, Rexam supplies a number of packaging products from plastic containers and closures to intricate delivery systems for asthma inhalers and more traditional products such as eye drop dispensers and nasal sprays.

In food, Rexam produces plastic containers, lids and trays as well as glass jars.

GDP per capita is the economic fundamental driving packaging growth, although changes in lifestyle, demographics and purchasing habits, as well as new product development, are other influencing factors.

The long-term average sales growth rate for the consumer packaging industry is typically 3-5% per annum and our underlying sales tend to mirror this.

corporate responsibility

REXAM AND CORPORATE RESPONSIBILITY (CR)

At Rexam we are committed to managing our business in a sustainable manner. Our sustainable performance is tested and checked against an audit process and certain eco-efficiency indicators. This allows us to understand and monitor our environmental performance across all of our businesses. In 2004, we continued our work to improve our CR performance. We refined our current data set and are confident that it provides us with a baseline from which we can target and deliver further performance improvements. A full account of our achievements in 2004 can be found on the website, www.rexam.com.

EMPLOYEE HEALTH AND SAFETY

The welfare of our employees in their workplace is of primary importance. Our Health and Safety target for 2004 was zero accidents but, in fact, our injuries rates increased. This does not mean that our plants have become less safe to work in but that our reporting systems are more efficient. Although we have seen a rise in reported incidents, we believe we now have a realistic baseline from which we can measure improvement.


REXAM
environmental and social update 2004

Towards the end of 2004, we published a report on our progress towards targets set out in our first environmental and social report. Both these reports are available on the Rexam web site, www.rexam.com.

CODE OF EMPLOYEE AND BUSINESS CONDUCT

During 2004, we finalised a worldwide Code of Employee and Business Conduct, which will be communicated to every one of our employees around the world.

MANAGING SOCIAL ISSUES - THE ASIA PROJECT

We devoted our efforts in this area during 2004 to piloting a CR management process within the beauty packaging operations. We selected this business as it is the most complex in terms of types of activity and global structure with operations in China, Indonesia and Brazil where we face some of our most significant CR challenges. The Beauty business also employs more than 25% of our total workforce.

Key developments in Asia in 2004 included improvement of dormitory accommodation as well as the introduction of a policy on gifts, entertainment and cash handling to counteract corruption. We also monitored rates of overtime and introduced paid holiday for our workers in addition to the statutory holidays. Internationally qualified Health & Safety officers are being hired at each of our plants and we have introduced an internally managed whistle-blower process. A local supply chain manager has been hired, reporting to the regional Managing Director. This will provide greater transparency in purchasing decisions.

ASSESSING AND IMPROVING SUPPLIERS' CR PERFORMANCE

Rexam buys from thousands of companies all over the world. In 2004, we took a number of steps to develop and roll out a Responsible Sourcing Programme. We chose to focus on two areas: high impact suppliers and high risk suppliers. We gathered information about their CR programmes and assessed the information against a basic set of eight criteria, drawn from Global Reporting Initiative (GRI) indicators. Using this information we will then either develop improvement programmes where required, or look for sharing of best practice and joint initiatives where appropriate.

directors and officers


Rolf Börjesson


Christopher Clark




Lars Emilson




Graham Chipchase


Yves Dominioni


Carl Symon


Michael Buzzacott




David Tucker




David Gibson


Bill Barker, appointed to the Board in January 2005.

Each year the Board visits one or more of Rexam's plants to broaden its understanding of the business. In July 2004, the Board visited Rexam's beauty packaging plant in Shanghai as well as the Shanghai plant of L'Oreal, one of the major customers of our beauty business. The photos above were taken during their trip.

Non executive directors

The Board considers that the Deputy Chairman and the other non executive directors are independent. The present Chairman was not considered to be independent on his appointment as he had previously been the Chief Executive of the Company.

CHAIRMAN
Rolf Börjesson (62)
Appointed to the Board on 10 January 1996 and as Chairman on 25 May 2004. He was previously Chief Executive of the Company from 1 July 1996 to 25 May 2004. He is also a non executive director of Avery Dennison Corporation, Copenhagen Airports A/S and Svenska Cellulosa AB.

DEPUTY CHAIRMAN
Christopher Clark (63)
Appointed to the Board on 20 March 2003 and as Deputy Chairman on 28 August 2003. He is currently Chairman of Associated British Ports Holdings PLC and a non executive director of FKI plc. He was Chief Executive of Johnson Matthey plc until his retirement on 20 July 2004.

Michael Buzzacott (57)
Appointed to the Board on 17 May 2000. He is currently a non executive director of Croda International Plc and held various senior international positions in BP p.l.c. until his retirement as Group Vice President, Chemicals, on 30 April 2004.

Carl Symon (58)
Appointed to the Board on 17 July 2003. He is currently a non executive director of BT Group plc and Rolls-Royce Group plc and an advisory board member of Cross Atlantic Capital Partners. He is also Chairman of a number of private companies. He retired from IBM Corporation in 2001 after a 32-year international career in which he held a number of senior positions including Chairman and Chief Executive Officer of IBM UK.

David Tucker (65)
Appointed to the Board on 22 May 1997. He is Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc, and a non executive director of CSR plc. He is also Chairman of Wolseley Pension Trustees Limited and a trustee of the Mineworkers' Pension Scheme.

Executive directors

Lars Emilson (63)*
Appointed to the Board on 21 October 1999 and as Chief Executive on 14 October 2004. Prior to his appointment as Chief Executive he was Group Director with overall responsibility for Beverage Cans. He joined PLM AB in 1970 and held various senior positions throughout that organisation. PLM AB was acquired by Rexam in 1999.

Bill Barker (55)*
Joined Rexam in 2001 as Sector Director of Rexam Beverage Can Americas and relocated to London in January 2005 to become Group Director Beverage Cans. Appointed to the Board on 21 January 2005 with overall responsibility for the Beverage Can Sectors. Prior to joining Rexam, he was President of the Commercial Solutions Group of Textron Fastening Systems and President of OEA Automotive Safety Products, both companies headquartered in the United States. He is a non executive director of Teepak LLC, a leading producer of manufactured casings for the food and non food industries.

Graham Chipchase (42)*
Appointed to the Board on 10 February 2003 and as Group Finance Director on 10 March 2003. He has held various positions within the BOC Group plc's US and European subsidiaries and, prior to joining Rexam, he was Finance Director of GKN plc's Aerospace Services business.

Yves Dominioni (58)*
Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Pharma Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Company secretary

David Gibson (42)*

Changes to the Board

Jeremy Lancaster retired as Chairman and Rolf Börjesson retired as Chief Executive at the Annual General Meeting of the Company on 25 May 2004.

On 14 October 2004 Stefan Angwald, an executive director from 5 January 2004 and Chief Executive from 25 May 2004, ceased to be an executive director of the Company.

Bill Barker was appointed an executive director of the Company on 21 January 2005.

Sector directors

David Anderson*
Rexam Glass (until 30 April 2005)

Andre Balbi
Rexam Beverage Can South America

Harry Barto*
Rexam Beverage Can North America

Tomas Sjölin*
Rexam Beverage Can Europe & Asia

Egbert Thüsing*
Rexam Glass (from 1 May 2005)

*a member of the Group Management Committee

Group

Nick Bird
Marketing

Chris Bowmer
Treasury

Chris Brookes
Internal Audit

Stuart Bull
Financial Control

David Gibson*
Legal

Rudolph Kalveks*
Business Development

Anders Linde
External Environmental Affairs

Paul Martin*
Information Management

Andrew Mills*
Communications

Peter Moxom*
Human Resources

Ian Petrides
Taxation

Adeena Thomas
Risk Management

summary financial statement

SUMMARY DIRECTORS' REPORT

The directors present the Summary Financial Statement for the year ended 31 December 2004. The full Directors' Report can be found on pages 24 to 26 in the Annual Report 2004.

FINANCIAL RESULTS, BUSINESS REVIEW AND FUTURE PROSPECTS

This information can be found in the Summary Financial Statement and the preceding pages of the Annual Review.

DIVIDENDS

A final dividend of 10.09p per ordinary share is proposed which, subject to shareholder approval, will be paid on 1 June 2005 to shareholders on the register at the close of business on 13 May 2005. The shares will be quoted ex-dividend from 11 May 2005. When taken with the interim dividend of 7.16p per ordinary share paid on 3 November 2004, the total dividend for the year ended 31 December 2004 is 17.25p per ordinary share (2003: 16.4p).

Dividends on the 7.75 pence convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review in the Annual Report 2004. The following is a summary of the significant transactions completed during the year.

Acquisitions

The 2003 Summary Directors' Report noted the acquisitions in February 2004 of Polglass (Polska) SA, a glassworks in Poland, and Glas Moerdijk BV, a glassworks in the Netherlands.

The acquisition of Plastic Omnium Medical SA, a French pharmaceutical packaging business from Compagnie Plastic Omnium for a cash consideration of £21m, including borrowings assumed, was completed on 8 April 2004.

The acquisition of the remaining 11% of the shares in Latasa SA, the leading beverage can maker in Brazil, the majority of which was acquired by the Group on 27 November 2003, was completed on 24 May 2004 for a consideration of £21m. The Brazilian anti-trust authority, CADE, granted unconditional regulatory clearance for the acquisition of Latasa on 21 July 2004.

On 1 October 2004, the Group announced the completion of the acquisition of the 50% shareholding it did not own in the Mexican beverage can business, Vitro-American National Can SA de CV, for a consideration of £14m including borrowings assumed.

The Group announced on 10 November 2004 that, subject to formal approval from the Chinese authorities, it would acquire the 40% shareholding it did not own in the Chinese beverage can business, Rexam Beverage Can (Zhao Qing) Company Limited. The acquisition was completed on 29 November 2004.

Disposals

On 15 March 2004 the Group announced the disposal of certain of its thin wall plastic businesses in Belgium, the Czech Republic, France and the United Kingdom to RPC Group Plc for a cash consideration of £15m, including borrowings disposed.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 17. As stated in the 2003 Summary Directors' Report, Jeremy Lancaster retired as Chairman at the Annual General Meeting on 25 May 2004 and was succeeded by Rolf Börjesson.

Stefan Angwald was appointed an executive director on 5 January 2004 and succeeded Rolf Börjesson as Chief Executive at the conclusion of the Annual General Meeting 2004. Stefan Angwald ceased to be a director on 14 October 2004, and Lars Emilson, an executive director of the Company since 21 October 1999, was appointed as Chief Executive on 14 October 2004.

On 21 January 2005, Bill Barker was appointed an executive director with responsibility for the Beverage Can Sectors. Bill Barker has demonstrated outstanding leadership qualities running the beverage can operations in North and South America and his operational experience and proven business insight will be an asset to the Board.

In accordance with the Articles of Association, Bill Barker, who has been appointed an executive director since the last Annual General Meeting, will retire from the Board at the Annual General Meeting 2005 and, being eligible, offers himself for election. Rolf Börjesson, non executive Chairman, will retire from the Board at the Annual General Meeting 2005 and, being eligible, offers himself for re-election.

The service contracts of the executive directors and the letters of appointment for the non executive directors are available for inspection at the registered office of the Company as specified in the Notice of Annual General Meeting 2005.

A summary of the Remuneration Report containing details of the directors' remuneration and benefits is given on pages 19 to 23.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Rexam commenced a detailed programme during 2004 to effect a smooth transition in the Group's financial reporting, including assessment of the impact on systems, people and processes, arising from the change from the current Financial Reporting Standards to IFRS. Rexam will adopt IFRS with effect from 1 January 2005. The Group will announce its restated results under IFRS for the six months to 30 June 2004 and the year ended 31 December 2004 early in the second quarter of 2005.

CORPORATE GOVERNANCE

As detailed in the Corporate Governance Report and the Remuneration Report in the Annual Report 2004, the Company confirms how it has complied with the new Combined Code on Corporate Governance issued in July 2003.

ANNUAL GENERAL MEETING 2005

The Annual General Meeting of the Company will be held at 11.00am on 5 May 2005 at Church House, Dean's Yard, London SW1, details of which can be found in the Notice of Annual General Meeting 2005.

AUDITORS

The Auditors' Report on the financial statements of the Group for the year ended 31 December 2004 was unqualified and did not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

In accordance with the recommendation of the Audit Committee, a resolution for the re-appointment of PricewaterhouseCoopers LLP will be proposed at the Annual General Meeting 2005.

On behalf of the Board
David Gibson
Company Secretary
25 February 2005

SUMMARY REMUNERATION REPORT

The membership of the Remuneration Committee and its policies, together with other detailed information on directors' emoluments, retirement benefits, share options and shareholdings, part of which is reproduced below, are set out in the full Remuneration Report in the Annual Report 2004. The Remuneration Report is approved by the Board and signed by the Company Secretary on behalf of the Board.

REMUNERATION POLICY

Rexam seeks to ensure that its remuneration and incentive schemes for executive directors and senior executives are in line with best practice, relative to appropriate market references and balance the interests of shareholders with the need to offer competitive remuneration packages. It also considers it important and recognises that the remuneration policy should fairly reward all employees thereby encouraging longer term benefits such as preferred employer status, improved business and financial performance and customer and supplier satisfaction.

The Committee considers that the four key components of executive directors' remuneration are basic salary and benefits in kind, short term incentives, long term share incentives and retirement benefits all of which are discussed in more detail in the full Remuneration Report in the Annual Report 2004. The policy of the Committee during the current year, 2004, and future financial years to the extent reasonably foreseeable, is that:

i executive directors should be paid a basic salary set at around median market level which is comparable with a broad spectrum of international companies of similar size and industry focus, and reflective of salaries paid in the country in which the director is based;

ii individual salary, benefits in kind and performance related incentive levels for executive directors should be determined by reference to a range of criteria including their level of responsibility and personal contribution to the Group's performance;

iii in addition to basic salary, there should be short and long term incentive arrangements which are comparable with international companies of similar size and industry focus and enable executive directors to earn significantly more than their basic salary when the Group and, where relevant, the Sector or Sectors for which they are responsible perform exceptionally well; and

iv the remuneration of the Chairman, the Deputy Chairman and other non executive directors should be determined having regard to the time spent on Rexam's behalf and take into account current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

The combination of (i), (ii) and (iii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations and to achieve performance levels which exceed those of competitor companies. A significant part of an executive director's remuneration package is performance related with a high percentage based on long term share incentives. Based on Rexam achieving its annual short term bonus targets and share options vesting at median, the estimated value of an annual remuneration package for an executive director is:

FIXED	PERFORMANCE RELATED	
BASIC SALARY, BENEFITS IN KIND AND RETIREMENT BENEFITS 45%	SHORT TERM CASH INCENTIVES 22%	LONG TERM SHARE INCENTIVES 33%

Source: Towers Perrin

The value placed on performance related incentives is an estimate of the expected value and cannot be accurately quantified unless performance targets are met and incentives crystallise. If the respective minimum performance targets are not achieved, then the incentive has no value. In addition, for share based incentives that vest, a longer term view must be taken as value is dependent on an executive director having opportunities to exercise share options and the fact that, once vested, they may have as long as seven years within which to exercise. The effect of the Company's share price and other external influences can considerably affect the value of long term share incentives.

The remuneration packages of the executive directors have been structured in this way.

LONG TERM SHARE INCENTIVES

The Company operates a Long Term Incentive Scheme and an Executive Share Option Scheme for executive directors and other senior managers. The participation of the executive directors in both schemes is annually reviewed. The Committee believes it is beneficial for them to align their interests with those of the shareholders through the Long Term Incentive Scheme, and also to participate in the Executive Share Option Scheme with other senior managers. The Savings Related Share Option Schemes are not subject to performance conditions since they are all-employee schemes for UK and Irish employees, and eligible employees participate on the same terms. There is no requirement for a payment to be made on the granting of an option under any of the schemes.

The Company measures Rexam's performance against total shareholder return (TSR) for the Long Term Incentive Scheme and against economic profit growth for the Executive Share Option Scheme 1997. There is no re-testing of performance conditions for options granted after 2002.

In accordance with Schedule 7A of the Companies Act 1985, the Company is required to illustrate its performance over the past five years against a broad equity market index. The FTSE 100, of which the Company is a constituent, is therefore considered to be the best broad equity market index against which the Group's performance should be graphed for general performance comparison purposes. The graph shows the cumulative TSR for the five year period ended 31 December 2004 based on the value of £100 invested in Rexam ordinary shares on 31 December 1999 compared with the value of £100 invested over the same period in the FTSE 100 share index.

Comparison of five year cumulative total shareholder return


Total return indices - Rexam and FTSE 100
300
200
100
0
1999
2000
2001
2002
2003
2004
Rexam return index
FTSE 100 return index

Points on this graph show the value of an investment on the last trading day of each year.

Long Term Incentive Scheme

Annual grants of options over ordinary shares are made to executive directors and certain senior executives at the discretion of the Committee and are structured as options to allow the participants to choose when to exercise and thereby crystallise a gain, subject to the option having vested. The Committee may use its discretion as to the multiple of salary on which the option calculation is based but it is the Committee's policy that one grant of options over shares will be made each year with a value normally not exceeding three times the participant's annual basic salary at the date of grant. Options are granted over the number of shares calculated by dividing a multiple of basic salary by the average ordinary share price for the preceding year. The options may be exercised on or after the third anniversary of the commencement of the measurement period, subject to vesting, at a nominal cost on exercise to the participant.

TSR has been chosen as the method for evaluating Rexam's performance because it is robust and focuses on comparative performance. By averaging the share prices of the members of the comparator group, abnormal share price movements do not significantly affect the calculation. The calculation compares the TSR received by a shareholder investing in a Rexam ordinary share with the TSR that would have been obtained by investing in each of the companies comprising the comparator group.

TSR is calculated, by external advisors, as the internal rate of return of the series of cash flows that result from share ownership. The share is assumed to be bought at the beginning of the measurement period at the average price over the previous year and sold at the end of the measurement period at the average price over the final year of that period. Dividends are treated as cash receipts and fund raisings, such as a rights issue, as cash payments.

The performance conditions determining the levels of vesting for each grant have been chosen to strongly incentivise executive directors and senior executives to achieve the highest levels of TSR, thereby rewarding outstanding performance. The number of shares which actually vest is dependent upon the Company's comparative TSR over a three year measurement period, commencing on 1 January of the year in which the option is granted. The Committee believes that by using TSR to assess performance, the interests of the directors and senior executives and the shareholders are closely aligned.

The Committee has chosen a constructed index comparator group against which to measure TSR as the FTSE Support Services sector of the FTSE 100 to which Rexam belongs is a diversified one. For the grants made in 2001, the participants of the comparator group were chosen from a London quoted industrial grouping of similar size companies. However, as Rexam has become a focused consumer packaging group and its operations have become more global, the 2002, 2003 and 2004 grants have measured, and the 2005 grants will measure, TSR against an international index of companies of similar size, complexity and international reach. The Committee assesses the performance conditions and comparator group annually.

The performance targets and vesting rates are the same for the 2002, 2003 and 2004 grants and are calculated using the TSR for the companies in the respective comparator group for the year of grant.

TSR performance target percentile ranking in comparator group	Vesting %
Below median	None
Between median and twenty sixth	8 – 33
Between twenty fifth and eleventh	33 – 66
Between tenth and fifth	66 – 100
Above fifth	100

2001 Grant

The options granted in 2001 vested in 2004 following the closure of the measurement period on 31 December 2003. Rexam ranked third which falls within the tenth and fifth percentile of its comparator group of 48 London quoted industrial companies and 83.3% of the number of shares under option vested.

2002 Grant

Options were granted to the executive directors and certain senior executives based on the multiple of three times basic salary. The three year measurement period ended on 31 December 2004. Rexam ranked sixth which falls within the twenty fifth and eleventh percentile of its international industrial comparator group of 41 companies quoted on a number of the world's major stock exchanges and 55.55% of the number of shares under option vested.

2003 and 2004 Grants

The 2003 and 2004 options were granted to executive directors and certain senior executives based on the multiple of three times basic salary. The measurement period for the 2003 Grant is 1 January 2003 to 31 December 2005 and 1 January 2004 to 31 December 2006 for the 2004 Grant. If Rexam's performance is below the median at the end of the respective measurement period the options will lapse.

2005 Grant

It is intended that the 2005 options will be granted on the same basis as in 2004 with the exception that vesting between the median and tenth percentile will be assessed on an even basis to give more clarity to the vesting calculation.

Executive Share Option Scheme
The Executive Share Option Scheme 1997 aims to closely align the long term incentive rewards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of basic salary. It is the Committee's policy and an undertaking has been given to shareholders that grants of options will be made annually over shares with a value normally not exceeding the participant's annual basic salary at the date of grant. The acquisition price is set at market value using the average of the mid market price of a Rexam ordinary share over a three day period preceding the date of grant.

Grants of options have been made under the 1997 Scheme since its inception. The performance target is reviewed and determined by the Committee each year and is measured over a three year period commencing on 1 January of the year of grant.

Since 1999, the performance target has been based on economic profit growth. This performance measure was chosen because the Committee considers it to be more testing than earnings per share and a good way, after accounting for the cost of capital, of measuring growth. Economic profit is the Group's operating profit less a capital charge on net assets which, for the years 2001 to 2004, was 12% per annum. The target is calculated by increasing the economic profit for the year prior to the year of grant over the three year measurement period at an annual growth rate of 4% per annum. All shares will vest if the economic profit is at or above the performance target.

It is intended that the 2005 options will be granted on the same basis as in 2004.

Savings Related Share Option Schemes
The Company has all-employee Savings Related Share Option Schemes open to eligible employees resident in the United Kingdom and Ireland. The Inland Revenue rules limit the maximum amount that can be saved to £250 per month. Options are granted to acquire, on the date when the contract matures, the number of shares that the total savings will buy at the acquisition price set at the date of grant. Eligible executive directors are permitted to participate in the UK Savings Related Share Option Scheme.

The aggregate gain on the exercise of directors' share options during 2004 through all share option schemes was £9.0m (2003: £3.1m).

CONTRACTS OF EMPLOYMENT

Duration of contracts
The Company's policy in relation to the duration of contracts for executive directors is that they continue until the director's contractual retirement age (or such date as agreed between the director and the Company) unless terminated before by either party, subject to required notice.

From 2005, all new executive director appointments will be offered a contract terminable on one years' notice. However, in exceptional circumstances, the policy allows for an externally recruited executive director to be offered a contract terminable by the Company on two years' notice for the first year of appointment. Thereafter, the contract becomes terminable on one years' notice by either party. Currently, all executive directors have contracts terminable on one years' notice.

Termination of contracts
The Company's policy in relation to termination payments under executive directors' contracts is that the contract may be terminated without notice and without payment of compensation on the occurrence of certain events, such as gross misconduct. If the Company terminates a UK based executive director's contract without cause and in breach of the notice requirement, it will make a monthly payment in lieu of notice comprising salary, short term bonus at target and a pension supplement until the earlier of the director commencing in a new position and the notice period expiring. The executive director has a duty to mitigate his loss of office and actively seek to secure alternative comparable employment thereby reducing his need for compensation at the earliest opportunity. Pensionable service does not accrue during the period of notice.

Until 31 October 2004, Stefan Angwald had a contract terminable on two years' notice as he was in his first year of employment. In accordance with his contract he receives a monthly payment in lieu of notice with a duty to mitigate his loss of office until the earlier of him commencing in a new position and the notice period expiring. His entitlement to options granted through the Company's share option schemes lapsed on 31 October 2004.

Change of control
If there is a change of control of the Company and, at any time within one year following that event, the executive director's employment is terminated without due notice, the executive director will be entitled to compensation equal to an amount in lieu of notice but with no requirement to mitigate. They retain their right to share based entitlements which may be exercised immediately within a predetermined time frame in accordance with the structure of the general offer.

Share based entitlements
Any share based rights granted to an executive director will be determined at the discretion of the Committee, as permitted by the rules of the appropriate scheme.

LETTERS OF APPOINTMENT
Non executive directors are appointed for an initial three year term renewable thereafter at the discretion of the Board for a maximum of two further three year terms. They are subject to election by shareholders at the first Annual General Meeting after their appointment and at least once every three years thereafter. Appointments of non executive directors are terminable without payment or compensation by either the Company or the director giving written notice.

The Company's policy on executive directors' having non executive directorships with other companies is that such appointments are permitted, subject to the approval of the Chairman of the Board and taking account of the requirements of the Combined Code. Any fees payable will be retained by the executive director unless otherwise agreed.

DIRECTORS' EMOLUMENTS

The Chairman and executive directors' remuneration, their terms of employment and any incentive schemes involving the shares of the Company are decided upon by the Remuneration Committee. Non executive directors' fees are recommended by the Chairman and the Chief Executive and approved by the Board.

		2004 Fees/salary £000	2004 Benefits in kind £000	2004 Pension supplement £000	2004 Bonus £000	2004 Compensation for loss of office £000	2004 Total £000	2003 Total £000
Chairman								
Jeremy Lancaster	(retired 25.5.2004)	72	-	-	-	-	72	180
Rolf Börjesson	(appointed 25.5.2004)	144	-	-	-	-	144	-
Deputy Chairman								
Christopher Clark	(appointed 20.3.2003)	90	-	-	-	-	90	62
John Warren	(retired 15.5.2003)	-	-	-	-	-	-	13
Non executive directors								
Michael Buzzacott		45	-	-	-	-	45	35
Carl Symon	(appointed 17.7.2003)	40	-	-	-	-	40	16
David Tucker (1)		45	-	-	-	-	45	35
Executive directors								
Stefan Angwald (2)	(appointed 5.1.2004) (terminated 14.10.2004)	564	108	229	237	230	1,368	-
Rolf Börjesson (3)	(retired 25.5.2004)	271	8	272	129	-	680	1,519
Graham Chipchase	(appointed 10.2.2003)	300	4	86	155	-	545	580
Yves Dominioni		273	10	88	213	-	584	572
Lars Emilson (4)		432	3	136	233	-	804	610
Michael Hartnall (5)	(retired 15.5.2003)	-	-	-	-	-	-	268
Francis Labbé	(resigned 29.10.2003)	-	-	-	-	-	-	788
2004 Total		2,276	133	811	967	230	4,417	4,678
2003 Total		2,504	54	599	1,429	92	4,678	

Housing allowances are excluded for the purpose of calculating pension or incentive entitlements and, where applicable, are included in the salaries disclosed above. The benefits in kind provided to directors comprise one or more of a car, private healthcare, membership of a Company pension scheme, including life assurance protection and the payment of professional fees. Achievement against targets for 2004 resulted in an average short term bonus entitlement of 59% of basic salary for eligible directors, including Stefan Angwald.

The pension supplements paid to Stefan Angwald, Rolf Börjesson, Graham Chipchase, Yves Dominioni and Lars Emilson are for personal pension and life assurance benefits. The pension supplements are determined according to an age related scale ranging from 40-65% of basic salary in excess of the Inland Revenue earnings cap for Graham Chipchase and 40-65% of basic salary for Stefan Angwald, Rolf Börjesson and Yves Dominioni. Total pension contributions paid during the year in respect of defined contribution schemes for executive directors amounted to £56,000 (2003: £81,000) and are not included in the above table. Details of the four directors who were members of the defined benefit arrangements during the year, and the three directors who were members of the defined contribution schemes during the year can be found on page 43 of the Remuneration Report in the Annual Report 2004.

(1) As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £15,000 (2003: £13,500) from the Rexam Pension Plan in addition to his fees as a non executive director.

(2) In 2004, relocation expenses of £95,558, included within benefits in kind shown above, were incurred in respect of Stefan Angwald's move to the UK. Stefan Angwald's contract of employment ceased on 31 October 2004 and an amount of £2,474,064 has been provided pursuant to that contract in respect of pay in lieu of notice, relocation costs, outplacement fees and other professional fees and services due to him. In accordance with his contract, Stefan Angwald receives the payments in lieu of notice in equal monthly instalments of £99,315 over the period of his notice until the earlier of him commencing in a new position at a comparable executive level and the notice period expiring on 31 October 2006. Should he secure new employment at a lower salary during his period of notice, he will be entitled to receive from Rexam, for the unexpired notice period, a monthly payment based on the difference between the payment in lieu of notice he is receiving from Rexam and his new salary. He is also entitled to receive reimbursement for relocation costs, outplacement fees and other professional fees and services incurred by him up to the expiry of his notice period. The amount receivable by Stefan Angwald pursuant to these termination arrangements in 2004 was £229,805, shown under compensation for loss of office, and this amount is made up of pay in lieu of notice, outplacement and professional fees. He is entitled to a short term bonus for 2004 equivalent to ten twelfths of the full year bonus reflecting his period of employment to 31 October 2004. It is intended that the value of any payments made in 2005 and 2006 to Stefan Angwald pursuant to his termination arrangements will be disclosed in the respective Remuneration Reports.

(3) A housing allowance was paid to Rolf Börjesson until his retirement as Chief Executive on 25 May 2004. He is entitled to a short term bonus equivalent to five twelfths of the full year bonus reflecting his period of employment as an executive director to retirement on 25 May 2004. He served as a non executive director on the Boards of Copenhagen Airports A/S and Svenska Cellulosa AB and received and retained non executive directors' fees of £18,089 during the period 1 January 2004 to 25 May 2004.

(4) Lars Emilson received a housing allowance until his appointment as Chief Executive on 14 October 2004. He also received a payment, shown in the pension supplement disclosed above, in respect of his membership of the Swedish collective pension scheme.

(5) Michael Hartnall, a former executive director, continued as Chairman of the Retirement Benefits Committee following his retirement on 15 May 2003 and received fees of £25,000 (16 May to 31 December 2003: £15,737) from the Company. He also received fees of £10,000 (1 July to 31 December 2003: £5,000) from the Rexam Pension Plan in respect of his services to the Rexam Pension Plan Investment Committee.

No amounts were paid to third parties in respect of any executive director's services to the Company and no termination payments were made to any other past directors during the year. No executive director, other than Rolf Börjesson, held a non executive directorship during the year.

On behalf of the Board
David Gibson, Company Secretary
25 February 2005

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF REXAM PLC

We have examined the summary financial statement of Rexam PLC which includes the summary report of the directors, the summary remuneration report, the summary consolidated profit and loss account, the summary consolidated balance sheet and the summary consolidated cash flow statement and changes in net borrowings.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the annual financial statements, the directors' report and the remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the remuneration report of Rexam PLC for the year ended 31 December 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
25 February 2005

Notes:

(a) The maintenance and integrity of the Rexam PLC web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 Restated* £m
Turnover		
Continuing operations	3,145	3,052
Discontinued operations	-	134
Turnover including associates	3,145	3,186
Turnover of associates - continuing operations	(64)	(74)
Group turnover	3,081	3,112
Continuing operations including share of profits of associates	391	332
Discontinued operations	-	12
Underlying operating profit	391	344
Goodwill amortisation	(75)	(70)
Exceptional items – charged to operating profit	(16)	(59)
Operating profit	300	215
Exceptional items – disposal of businesses	(14)	(107)
Profit on ordinary activities before interest and retirement benefits net finance cost	286	108
Interest	(65)	(73)
Retirement benefits net finance cost	(26)	(32)
Profit on ordinary activities before tax:		
Underlying	300	239
Goodwill amortisation	(75)	(70)
Exceptional items	(30)	(166)
	195	3
Tax:		
Underlying	(85)	(65)
Exceptional items	11	21
	(74)	(44)
Profit/(loss) on ordinary activities after tax:		
Underlying	215	174
Goodwill amortisation	(75)	(70)
Exceptional items	(19)	(145)
	121	(41)
Equity minority interests	(1)	(1)
Profit/(loss) for the financial year	120	(42)
Preference dividends on non equity shares	(5)	(5)
Ordinary dividends on equity shares	(95)	(84)
Retained profit/(loss) for the financial year	20	(131)
Earnings/(loss) per ordinary share (pence)		
Basic	21.0	(9.5)
Diluted	20.8	(9.5)
Underlying**	38.2	33.8

* Restated for UITF38 "Accounting for ESOP Trusts".
** Based on earnings before goodwill amortisation and exceptional items.

SUMMARY CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER

	2004 £m	2003 Restated* £m
Fixed assets	**2,439**	2,521
Current assets	**960**	949
Creditors: amounts falling due within one year	**(804)**	(912)
Net current assets	**156**	37
Total assets less current liabilities	**2,595**	2,558
Creditors: amounts falling due after more than one year	**(1,167)**	(1,129)
Provisions for liabilities and charges	**(110)**	(110)
Retirement benefits (net of deferred tax)	**(532)**	(496)
Net assets	**786**	823
Shareholders' funds	**786**	804
Equity minority interests	**-**	19
Capital and reserves	**786**	823

* Restated for UITF38 "Accounting for ESOP Trusts" and to reflect an £11m reduction in both current assets and creditors: amounts falling due within one year relating to interest rate swaps previously reported on a gross basis.

SUMMARY CONSOLIDATED CASH FLOW STATEMENT AND CHANGES IN NET BORROWINGS
FOR THE YEAR ENDED 31 DECEMBER

	2004 £m	2003 Restated* £m
Operating profit before share of profits of associates	**294**	209
Depreciation	**178**	171
Impairment	**6**	50
Goodwill amortisation	**75**	70
Movements in retirement benefits	**(27)**	(8)
Movements in working capital	**(7)**	(26)
Other movements	**-**	25
Cash flow from operating activities	**519**	491
Tax paid	**(54)**	(39)
Interest, non equity dividends and dividends from associates	**(64)**	(71)
Capital expenditure (net)	**(175)**	(159)
Purchase of fixed asset investments	**-**	(10)
Free cash flow	**226**	212
Equity dividends paid to ordinary shareholders	**(92)**	(76)
Business cash flow	**134**	136
Acquisitions	**(100)**	(428)
Disposals (including repayment of loan to associate in 2003)	**13**	192
Cash flow**	**47**	(100)
Currency fluctuations	**46**	(15)
Share capital changes (net of costs)	**8**	307
Amortisation and payment of financing fees	**(1)**	(3)
Purchase of Rexam PLC shares by ESOP trust	**-**	(3)
Net borrowings at 1 January	**(1,169)**	(1,355)
Net borrowings at 31 December	**(1,069)**	(1,169)

* Restated for UITF38 "Accounting for ESOP Trusts".
**The £47m cash inflow (2003: £100m cash outflow) is reconciled to the FRS1 cash flow statement by adding back the net borrowings acquired of £42m (2003: £176m) and deducting the net borrowings disposed of £3m (2003: £36m).

This Summary Financial Statement was approved by the Board on 25 February 2005.

Rolf Börjesson
Chairman

Graham Chipchase
Group Finance Director

shareholder information

FINANCIAL CALENDAR 2005

The following dates are given for information purposes. Please check the Rexam web site, www.rexam.com, nearer to the expected date to ensure it has not changed.

25 February	Announcement of 2004 Final Results
9 March	Ex-dividend date for preference share dividend
11 March	Record date for preference share dividend
31 March	Payment date for preference share dividend
5 May	Annual General Meeting
11 May	Ex-dividend date for 2004 final ordinary share dividend
13 May	Record date for 2004 final ordinary share dividend
1 June	Payment date for 2004 final ordinary share dividend
25 August	Announcement of 2005 Interim Results
7 September	Ex-dividend date for preference share dividend
9 September	Record date for preference share dividend
30 September	Payment date for preference share dividend
1 November	Proposed payment date for 2005 interim ordinary share dividend
31 December	Financial year end

REGISTERED OFFICE

Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom.
Telephone +44 (0)20 7227 4100. Fax +44 (0)20 7227 4109.
Registered in England and Wales number 191285.

STOCK EXCHANGE LISTING

The Company's ordinary and preference shares are listed with the UK Listing Authority and admitted to trading on the London Stock Exchange, being classified under the FTSE Support Services sector. In the US, ordinary shares are listed on the Nasdaq Stock Exchange in the form of American Depositary Receipts.

REXAM WEB SITE

The new web site at www.rexam.com includes an Investors section which contains additional information such as historic share prices and a share value calculator. Press releases, the real time price of the Company's ordinary shares and other useful links to the Group's businesses can also be accessed. In addition, copies of previous publications such as the Annual Review and Annual Accounts, the Environmental and Social Report 2003 and the Environmental and Social Update 2004, and the Consumer Packaging Report 2004 can be downloaded or viewed electronically.

REPORT AND ACCOUNTS

Shareholders who receive the Annual Review but who wish to receive the Annual Report instead in future years should telephone or write to Lloyds TSB Registrars as detailed below. Alternatively, the Annual Report for 2004 and earlier years can be viewed and a copy requested on the Rexam web site. If you have received more than one copy of the Annual Review you may be registered under more than one shareholder reference number. To amalgamate your accounts please contact Lloyds TSB Registrars.

SHAREHOLDER ENQUIRIES

Enquiries or information concerning existing shareholdings should be directed to Lloyds TSB Registrars. Changes of address should be notified promptly to the Registrars in writing. Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA United Kingdom. Telephone +44 (0)870 241 3931.

For general enquiries you may also contact the Company Secretary's department at Rexam PLC or email investor.relations@rexam.com.

LLOYDS SHAREVIEW WEB SITE

Lloyds TSB Registrars provide on-line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details. There is also a facility to buy or sell your Rexam ordinary shares on-line. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the web site.

2003 RIGHTS ISSUE

Under the terms of the rights issue announced on 31 October 2003, qualifying shareholders were offered new ordinary shares at a price of 255 pence per new ordinary share on the basis of 2 new ordinary shares for every 11 existing ordinary shares held and 1 new ordinary share for every 15.6749 existing preference shares held as at close of business on 30 October 2003 (the record date for the rights issue).

DIVIDEND PAYMENTS

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2004	7.16	13.10.04	15.10.04	03.11.04
Proposed final 2004	10.09	11.05.05	13.05.05	01.06.05
Preference shares	3.875	08.09.04	10.09.04	30.09.04
	3.875	09.03.05	11.03.05	31.03.05

DIVIDEND MANDATE

Shareholders who wish their dividends to be paid directly to a bank or building society account and have not already completed a dividend mandate form should contact Lloyds TSB Registrars. Alternatively, a dividend mandate form may be downloaded from the Lloyds ShareView web site or from the Investors section on the Rexam web site.

DIVIDEND REINVESTMENT PLAN

The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investors section on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars. An application form may also be downloaded from the Lloyds ShareView web site.

The last date for receipt of instructions to reinvest the final 2004 dividend is 17 May 2005.

CAPITAL GAINS TAX

The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October 1998 were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

AMERICAN DEPOSITARY RECEIPTS (ADRs)

Rexam has an ADR programme for which JPMorgan Chase Bank, N.A. acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from JPMorgan Chase Bank, N.A., JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA. Telephone +1 781 575 4328 or +1 800 428 4237 (toll free within the US). Web site www.adr.com/shareholder. Email adr@jpmorgan.com

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Halifax Share Dealing administers the existing Rexam PEPs and offers an ISA to all UK residents. Further information is available from Halifax Share Dealing PEP and ISA Department, Trinity Road, Halifax, West Yorkshire HX1 2RG United Kingdom. Telephone +44 (0)870 600 99666. Email customercare.hsdl@halifax.co.uk

SHAREGIFT

ShareGift, an independent charity share donation scheme, was set up in 1996 to provide a charitable solution to the problem of unwanted small holdings of shares. If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell, you may wish to consider donating them to charity through ShareGift. A share transfer form can be obtained from Lloyds TSB Registrars or the Company Secretary's Department at Rexam PLC. Further information is available from www.sharegift.org or telephone +44 (0)20 7337 0501.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 25 February 2005

	Holdings number	%	Shares number	%
Category				
Individuals	17,767	68	22,672,670	4
Insurance companies				
and pension funds	11	-	2,744,292	-
Banks and nominees	7,772	30	516,600,021	94
Other corporate holders	549	2	9,089,754	2
	26,099	100	551,106,737	100
Size of holdings				
Up to 2,000 shares	19,566	75	14,875,631	3
2,001 – 20,000 shares	5,660	22	25,074,273	4
20,001 – 100,000 shares	466	2	21,832,564	4
Over 100,000 shares	407	1	489,324,269	89
	26,099	100	551,106,737	100

ADDRESSES

Head office
Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

Main overseas service centres
ASIA
Rexam Asia Limited
Room 1211-1220
Sun Hung Kai Centre
30 Harbour Road
Wanchai
Hong Kong
Tel +852 2291 7000
Fax +852 2802 1768

USA
Rexam Inc
4201 Congress Street
Suite 340
Charlotte
NC 28209
USA
Tel +1 704 551 1500
Fax +1 704 551 1574

Sector headquarters
Rexam Beverage Can Europe & Asia
100 Capability Green
Luton, Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Beverage Can North America
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 8088

Rexam Beverage Can South America
Av. Almirante Barroso 52, 11 andar
Rio de Janeiro RJ
CEP: 20031-000
Brazil
Tel +55 21 3231 3300
Fax + 55 21 3231 3401

Rexam Glass
Monk Bretton
Barnsley, South Yorkshire S71 2QG
United Kingdom
Tel +44 (0)1226 710211
Fax +44 (0)1226 716808

Rexam Beauty & Pharma
4 Rue Diderot
Suresnes
Paris 92156
France
Tel +33 (0)1 41 38 98 00
Fax +33 (0)1 41 38 98 24

Rexam Plastic Containers
The Ridge
Yate, Bristol BS37 7AA
United Kingdom
Tel +44 (0)8709 004 400
Fax +44 (0)1454 874 304



Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom

www.rexam.com

REXAM

Notice of Annual General Meeting

On Thursday 5 May 2005

THIS DOCUMENT IS IMPORTANT

We are holding our Annual General Meeting on Thursday 5 May 2005 at Church House, Dean's Yard, London SW1. The meeting will start at 11.00am. A map showing the location of Church House is on the reverse of the attendance card. If you wish to attend the Annual General Meeting detach the attendance card and bring it with you.

Please complete and return the Proxy Form to the Registrars to record your vote on the resolutions to be proposed at the meeting. Alternatively, if you are a CREST member or a CREST sponsored member, you can appoint your proxy and give your voting instructions through the CREST electronic proxy appointment service.

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Rexam PLC please pass this document and the accompanying Proxy Form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

REXAM

TO ORDINARY SHAREHOLDERS AND PREFERENCE SHAREHOLDERS

1 April 2005

Dear Shareholder

I am pleased to give you details of this year's Annual General Meeting (AGM) of Rexam PLC (the Company), which will be held at Church House, Dean's Yard, London SW1 on Thursday 5 May 2005 at 11.00am. The formal notice of the AGM is set out on pages 5 and 6 of this booklet which you have received with either the Annual Review 2004 or, for those who have chosen to receive it, the Annual Report 2004. The AGM is an opportunity for the Board to meet with shareholders and listen to and answer your questions. At the AGM, Lars Emilson, the Chief Executive, and Graham Chipchase, the Group Finance Director, will present a review of the Group and of the 2004 results. All the directors will be present at the AGM and look forward to meeting you when the AGM business is concluded.

ORDINARY BUSINESS

You will be asked to vote on the resolutions to be proposed at the AGM and resolutions 1 - 6 cover standard matters which are dealt with at most annual general meetings. Resolution 1 deals with the adoption of the Annual Report and the Group Accounts. Each year we are required to seek shareholder approval of the Remuneration Report, a summary of which is on pages 19 to 23 of the Annual Review 2004 with the full Remuneration Report on pages 35 to 46 of the Annual Report 2004. Resolution 2 deals with the approval of the Remuneration Report. The directors are recommending payment of a 2004 final dividend on the ordinary shares of 10.09 pence per share, payable on 1 June 2005, which will be proposed as Resolution 3.

Bill Barker, age 55, and Sector Director of Rexam Beverage Can Americas from August 2001, was appointed an executive director of the Company on 21 January 2005 with Group responsibility for the beverage can Sectors. The Company's Articles of Association state that any director who has been appointed since the date of the previous annual general meeting must stand for election at the next annual general meeting after his appointment. Bill Barker will therefore resign as a director at the AGM and, being eligible, the Board is recommending that he offers himself for election. The Board believes that Bill Barker has demonstrated outstanding leadership qualities running the beverage can operations in North and South America and that his operational experience and proven business insight will continue to be an asset to the Board.

I am also required to resign from office as a director at the AGM as I have been in office for more than thirty months since the date I was last re-elected. During 2004, the Board introduced a formal performance evaluation process and the individual contribution of each director, including myself, has been reviewed. Based on the outcome of the performance evaluation, the Board has asked me to stand for re-election and I will therefore resign as a director at the AGM and, being eligible, offer myself for re-election.

The summary biographies of all directors, including those directors standing for election or re-election can be found on page 17 of the Annual Review 2004 or on page 23 of the Annual Report 2004. Resolution 4 proposes the election of Bill Barker and Resolution 5 proposes my re-election.

The re-appointment of PricewaterhouseCoopers LLP (PwC) as the Company's auditors has been recommended to the Board by the Audit Committee and is being proposed by the Board. PwC has expressed its willingness to continue in office. Resolution 6 proposes the re-appointment of PwC.

SPECIAL BUSINESS

There are also some items of special business to be considered, in particular the renewal of the directors' authorities to allot the Company's ordinary shares and to purchase a limited number of the Company's ordinary shares in the market. I have commented on each of these resolutions in more detail below.

Authority to allot relevant securities (Resolution 7)

Authority was granted to the directors at the AGM 2004 to allot ordinary shares without the prior consent of existing ordinary shareholders up to a maximum nominal amount of £140,500,000 which equated to approximately 218,556,000 ordinary shares.

It is proposed to seek renewal of this authority and, in compliance with recently published institutional guidelines and market practice, the authority to the directors to allot ordinary shares will expire at the conclusion of the AGM to be held in 2006 or, if earlier, on 4 August 2006. The £140,800,000 nominal amount of relevant securities to which this authority will relate (which equates to approximately 219,022,000 ordinary shares), after allowing for ordinary shares arising on conversion of preference shares and the exercise of share options, represents approximately 33% of the nominal amount of the issued ordinary share capital of the Company at 18 March 2005. The directors have no present intention of exercising this authority except in relation to the satisfaction of preference share conversion rights and the exercise of share options. It is the current intention to renew this authority annually.

Resolution 7 will be proposed as an ordinary resolution to grant this authority to the directors.

Authority to allot equity securities for cash (Resolution 8)

Authority was granted to the directors at the AGM 2004 to allot equity securities for cash without first being required to offer such securities to existing shareholders up to a maximum nominal amount of £17,600,000 which equated to approximately 27,378,000 ordinary shares.

It is proposed to seek renewal of the authority. If approved, the resolution will authorise the directors to issue shares in connection with a rights issue and otherwise to issue shares for cash up to a nominal amount of £17,700,000 (which equates to approximately 27,533,000 ordinary shares) and includes the sale on a non pre-emptive basis of any shares the Company holds in treasury. The £17,700,000 nominal amount of equity securities to which this authority relates represents approximately 5% of the nominal amount of the issued ordinary share capital of the Company at 18 March 2005. The directors have no present intention of exercising this authority. To comply with current practice, this authority will expire at the conclusion of the AGM to be held in 2006 or, if earlier, on 4 August 2006. It is the current intention to renew this authority annually.

Resolution 8 will be proposed as a special resolution to grant this authority to the directors.

Purchase by the Company of its own ordinary shares (Resolution 9)

Authority for the Company to purchase up to 54,800,000 of its own ordinary shares was granted at the AGM 2004. At the present time the directors have no intention of using this authority, but it is proposed to seek its renewal as the directors consider that there may be occasions when it will be desirable to purchase the Company's issued ordinary shares in the market. The authority given by this resolution will be exercised only if the directors are satisfied that any purchase will increase the earnings per ordinary share after the purchase and, accordingly, that the purchase is in the interests of shareholders. The directors will also give due consideration to the Group's interest cover and gearing as well as its general financial position. The cost of such purchases will be deducted from distributable profits.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the Regulations) enable certain listed companies to hold their own shares in treasury, as an alternative to cancelling them, following a purchase of their own shares in accordance with the Companies Act 1985. Shares held in treasury may subsequently be cancelled, sold for cash or used to satisfy share options and share awards under employee share option schemes. Once the shares are held in treasury, a company is not entitled to exercise any rights, including the right to attend and vote at meetings in respect of such shares. Further, no dividend or other distribution of a company's assets may be made in respect of the treasury shares. The directors believe it may be appropriate for the Company to have the alternative of holding its own ordinary shares in treasury, rather than cancelling them if, at a future date, the directors exercise the authority conferred by Resolution 9. Your Board will have regard to investor group guidelines which may be in force at the time of any such purchase, holding or re-sale of treasury shares.

The maximum number of ordinary shares which may be purchased under the proposed authority will be 55,000,000 ordinary shares representing approximately 10% of the issued ordinary share capital of the Company at 18 March 2005. The price paid for ordinary shares will not be less than the nominal value of 64 $^{2}/_{7}$ pence per share nor more than 5% above the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days preceding the day on which the ordinary shares are purchased.

The total number of ordinary shares that are under option through the Company's share option schemes at 18 March 2005 (being the latest practicable date prior to publication of this notice) is 16,029,747 of which 10,967,834 are options over unissued ordinary shares. The proportion of issued ordinary share capital that the options over unissued ordinary shares represented on this date was 2.0% and the proportion of issued ordinary share capital that they will represent if the full authority to purchase shares (existing and being sought) is used is 2.5%.

The authority will expire at the conclusion of the AGM to be held in 2006 or, if earlier, on 4 November 2006. It is the current intention of the directors to renew this authority annually.

Resolution 9 will be proposed as a special resolution to grant this authority to the Company.

VOTING AT THE AGM

It is important to the Company that shareholders have the opportunity to vote, even if they are unable to attend the AGM. You can vote in the following ways:

- Attend and vote at the AGM.
- Complete and return a Proxy Form in accordance with the instructions in order that it may be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TQ as soon as possible and, in any event, no later than 11.00am on Tuesday 3 May 2005. Holders of ordinary shares have been sent a white Proxy Form and holders of preference shares have been sent a blue Proxy Form so that they can nominate the Chairman of the AGM or someone else to attend the AGM and vote on their behalf.
- CREST members can appoint a proxy or proxies through the CREST electronic proxy appointment service for the AGM and any adjournment(s) thereof. CREST personal members or other CREST sponsored members, along with those CREST members who have appointed a voting service provider should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf. Further details are given in Note 4 to the Notice of AGM.
- Holders of the Company's American Depositary Shares evidenced by American Depositary Receipts (ADR) may exercise their votes through the Depositary, JPMorgan Chase Bank, N.A. and will receive a Voting Instruction Card. ADR holders requiring further information should contact the JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA.
  Telephone +1 781 575 4328 or +1 800 428 4237 (toll free within the US).

Preference shareholders may only vote on Resolution 9.

If you have completed and returned a Proxy Form you will still be able to attend and vote in person at the AGM should you wish to do so.

A summary of the questions and answers raised at the AGM, together with confirmation as to whether the resolutions proposed at the AGM were approved will be announced to the London Stock Exchange and will also be published on the Company's web site www.rexam.com after the AGM.

AGM ARRANGEMENTS

The AGM will start at 11.00am, but the doors will open from 10.30am from which time refreshments will be available. Disabled access to the AGM venue, Church House, is via the entrance on Great Smith Street and there is a map on the reverse of the AGM attendance card. Throughout the AGM help will be available for disabled people and there is an induction loop system for those with hearing difficulties.

RECOMMENDATION

Your directors believe that all the proposals to be considered at the AGM are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors will be voting in favour of the resolutions in respect of their own shareholdings.

Yours sincerely



Rolf Börjesson
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Rexam PLC (the Company) will be held at Church House, Dean's Yard, London SW1 on Thursday 5 May 2005 at 11.00am to transact the business detailed below.

ORDINARY BUSINESS

To consider and if thought fit, pass the following resolutions which will be proposed as ordinary resolutions.

1 To receive and adopt the Annual Report and Group Accounts for the year ended 31 December 2004.

2 To approve the Remuneration Report.

3 To declare the 2004 final dividend on the ordinary shares.

4 To elect Mr W R Barker as a director.

5 To re-elect Mr R L Börjesson as a director.

6 To re-appoint PricewaterhouseCoopers LLP as auditors and authorise the directors to determine their remuneration.

SPECIAL BUSINESS

To consider and if thought fit, pass the following resolutions which will be proposed as to Resolution 7 as an ordinary resolution, and as to Resolutions 8 and 9 as special resolutions.

7 That, in accordance with article 6 of the Company's Articles of Association, the directors be empowered to allot relevant securities up to a maximum nominal amount of £140,800,000, that such authority shall expire at the conclusion of the AGM to be held in 2006 or, if earlier, on 4 August 2006 and that all previous authorities under section 80 of the Companies Act 1985 (the Act) shall cease to have effect.

8 That:

(a) in accordance with article 7 of the Company's Articles of Association, the directors be empowered to allot equity securities for cash;

(b) the directors be empowered to allot equity securities for cash within section 94(3A) of the Act as if section 89(1) of the Act did not apply;

(c) the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £17,700,000;

(d) these authorities shall expire at the conclusion of the AGM to be held in 2006 or, if earlier, on 4 August 2006; and

(e) all previous authorities under section 95 of the Act shall cease to have effect.

9 That, in accordance with Article 11 of the Company's Articles of Association and the Act, the Company is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Act) of ordinary shares of 64 2/7 pence each in the capital of the Company (ordinary shares) on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares that may be purchased pursuant to this authority is 55,000,000;

(b) the maximum price which may be paid for any ordinary share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market prices shown in the quotations for the Company's ordinary shares in the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is purchased and the minimum price which may be paid for any such ordinary share shall be 64 2/7 pence (in each case exclusive of expenses payable by the Company in connection with the purchase); and

(c) the authority hereby conferred shall expire at the conclusion of the AGM to be held in 2006 or, if earlier, on 4 November 2006 unless renewed before that time, but the Company may make a contract to purchase ordinary shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority, and may make a purchase of ordinary shares in pursuance of any such contract.

On behalf of the Board
David Gibson
Company Secretary
1 April 2005

Registered Office
4 Millbank
London SW1P 3XR
United Kingdom

Notes

1 Copies of the contracts of service of the executive directors and the letters of appointment for the non executive directors may be inspected at the registered office of the Company during normal business hours on Monday to Friday (Bank Holidays excepted) and at the place of the AGM for a period commencing 30 minutes immediately before the AGM until its conclusion.

2 Any shareholder of the Company entitled to attend and vote at the AGM may appoint one or more proxies (who need not be shareholders) to attend and, on a poll, vote in their place. A Proxy Form is enclosed with this document and, to be effective, must be lodged with Lloyds TSB Registrars so as to arrive no later than 11.00am on Tuesday 3 May 2005.

3 Only shareholders whose names appear on the register of members of the Company at the close of business on Tuesday 3 May 2005 shall be entitled to attend the AGM either in person or by proxy and the number of ordinary shares and/or preference shares then registered in their respective names shall determine the number of votes such persons are entitled to cast on a poll at the AGM.

4 In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) not later than 48 hours before the time fixed for the AGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars is able to retrieve the message by enquiry to CREST. CRESTCo does not make available special procedures in CREST for any particular messages and normal system timings and limitations will apply in relation to the input of a CREST Proxy Instruction. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Preference shareholders may only vote on Resolution 9.

REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
REGISTERED IN ENGLAND AND WALES NUMBER 191285
www.rexam.com

FILE 82-3

REXAM

Financial Information on the Transition to International Financial Reporting Standards

7 April 2005

INTRODUCTION

In July 2002 the European Union (EU) approved a regulation requiring all EU listed companies to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The regulation applies to accounting periods beginning on or after 1 January 2005. Rexam will publish its 2005 Interim Report and 2005 Annual Report and Accounts in accordance with IFRS.

This report has been prepared in order to provide financial information on the impact of Rexam's transition from a UK Generally Accepted Accounting Principles (UK GAAP) basis to an IFRS basis, in advance of the publication of its first financial reporting under IFRS. The financial information is set out in three sections:

Section 1 – Audited financial information for the year ended 31 December 2004

(a) Consolidated income statement, consolidated cash flow statement, consolidated statement of changes in shareholders' equity, consolidated statement of recognised income and expense and notes to the financial information for the year ended 31 December 2004, consolidated balance sheet at 1 January 2004 (the transition date to IFRS for Rexam) and consolidated balance sheet at 31 December 2004.

(b) Explanatory notes on the impact of IFRS adjustments on the consolidated income statement, consolidated balance sheet at 1 January 2004 and consolidated balance sheet at 31 December 2004.

(c) Report of the auditors, PricewaterhouseCoopers LLP.

Section 2 – Audited financial information at 1 January 2005

(a) Consolidated balance sheet at 1 January 2005 (the transition date to IFRS for Rexam for adoption of IAS32 "Financial instruments: Disclosure and Presentation" and IAS39 "Financial Instruments: Recognition and Measurement").

(b) Explanatory notes on the impact of IAS32 and IAS39 adjustments at 1 January 2005.

(c) Report of the auditors, PricewaterhouseCoopers LLP.

Section 3 – Unaudited financial information for the six months ended 30 June 2004

(a) Consolidated income statement, consolidated cash flow statement, consolidated statement of changes in shareholders' equity, consolidated statement of recognised income and expense and notes to the financial information for the six months ended 30 June 2004 and consolidated balance sheet at 30 June 2004.

(b) Explanatory notes on the impact of IFRS adjustments on the consolidated income statement and consolidated balance sheet at 30 June 2004.

(c) Review report of the auditors, PricewaterhouseCoopers LLP.

BASIS OF PRESENTATION

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and published by 31 December 2004. These include IFRS endorsed by the EU and those awaiting formal endorsement. As permitted, Rexam has also early adopted the amendment to IAS19 "Employee Benefits" published in December 2004.

At this stage of the development of IFRS, matters such as the interpretation and application surrounding it are continuing to evolve. In addition, IFRS currently in issue and adopted by the EU are subject to interpretation issued from time to time by the IFRIC and further standards may be issued by the IASB that will be adopted by the EU in 2005. Given these uncertainties, the financial information is subject to possible change when applied in Rexam's first financial reporting under IFRS.

The rules for first adoption of IFRS are set out in IFRS1, "First-time Adoption of International Financial Reporting Standards". IFRS1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS.

IFRS1 permits companies adopting IFRS for the first time to take exemptions from the full requirements of IFRS in the transition period. This financial information has been prepared on the basis of taking the following exemptions.

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 "Business Combinations".

(b) All cumulative actuarial gains and losses with respect to employee benefits have been recognised in shareholders' equity at 1 January 2004.

(c) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(d) IAS32 and IAS39 have been adopted from 1 January 2005, with no restatement of comparative information.

PRINCIPAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Directors to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported income and expense during the reporting periods. Although these judgements and assumptions are based on the Directors' best knowledge of the amount, events or actions, actual results may differ from these estimates.

The accounting policies set out below have been used to prepare the financial information. They include the accounting policies for financial instruments both before and after the adoption of IAS32 and IAS39 on 1 January 2005.

Basis of consolidation

The consolidated financial statements comprise Rexam PLC and all its subsidiaries, together with the Group's share of the results of its associates and joint ventures. The financial statements of subsidiaries, associates and joint ventures are prepared as of the same reporting date using consistent accounting policies. Intercompany balances and transactions, including any unrealised profits arising from intercompany transactions, are eliminated in full.

Subsidiaries are entities where the Group has the power to govern the financial and operating policies, generally accompanied by a share of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are included until the date on which the Group ceases to control them. Associates and joint ventures are entities over which the Group has significant influence but not control, generally accompanied by a share of between 20% and 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method. If the Group's share of losses in an associate or joint venture equals or exceeds its investment in the associate or joint venture, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

All business combinations are accounted for by applying the purchase method. The cost of a business combination is measured as the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity instruments issued by the Group, plus any costs directly attributable to the combination. The identifiable assets, liabilities and contingent liabilities of the acquiree are measured initially at fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill.

Currency translation

The financial statements for each of the Group's subsidiaries, associates and joint ventures are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates. The presentation currency of the Group and functional currency of Rexam PLC is sterling.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the balance sheet date of monetary assets and liabilities denominated in currencies other than the functional currency are recognised in the consolidated income statement.

The balance sheets of foreign operations are translated into sterling using the exchange rate at the balance sheet date and the income statements are translated into sterling using the average exchange rate for the year. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rates on the transaction date is used. Exchange differences arising from 1 January 2004 are recognised as a separate component of shareholders' equity. On disposal of a foreign operation any cumulative exchange differences held in shareholders' equity are transferred to the consolidated income statement.

Revenue recognition

Revenue from the sale of goods is measured at the fair value of the consideration, net of rebates and trade discounts. Revenue from the sale of goods is recognised when the Group has transferred the significant risks and rewards of ownership of the goods to the buyer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant royalty agreements. Dividend income is recognised when the right to receive payment is established.

Retirement benefit obligations

The Group operates defined benefit pension plans and defined contribution pension plans.

A defined benefit pension plan is one that specifies the amount of pension benefit that an employee will receive on retirement. The Group operates both funded defined benefit pension plans, where actuarially determined payments are made to trustee administered funds, and unfunded defined benefit pension plans, where no such payments are made. The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of scheme assets at the balance sheet date. The defined benefit obligation is calculated, at least triennially, by independent actuaries using the projected unit credit method and is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The current service cost and gains and losses on settlements and curtailments are included in operating costs in the consolidated income statement. Past service costs are similarly included where the benefits have vested, otherwise they are amortised on a straight line basis over the vesting period. The expected return on assets of funded defined benefits pension plans, net of administration expenses of pension plans, and the interest on pension plan liabilities comprise the pension element of the net finance cost in the consolidated income statement. Differences between the actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in the statement of recognised income and expense.

A defined contribution plan is one under which fixed contributions are paid to a third party. The Group has no further payment obligations once these contributions have been paid. The contributions are recognised in the consolidated income statement when they are due. Prepaid contributions are recognised on the balance sheet as an asset to the extent that a cash refund or a reduction in the future payments is likely.

The Group also provides post retirement healthcare benefits (retiree medical) to certain of its US based retirees. The entitlement to these benefits is usually conditional on an employee remaining in service up to retirement age and the completion of a minimum service period. The income statement and balance sheet treatment with respect to retiree medical is similar to that for defined benefit pension plans. These obligations are valued by independent actuaries, usually on an annual basis.

Share based payments

The Group operates various equity settled and cash settled share option schemes. For equity settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date and recognised in the consolidated income statement, together with a corresponding increase in shareholders' equity, on a straight line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. For cash settled share options, the services received from employees are measured at the fair value of the liability and recognised in the consolidated income statement on a straight line basis over the vesting period. The fair value of the liability is remeasured at each reporting date and at the date of settlement with changes in fair value recognised in the consolidated income statement.

IFRS2 has been applied, in accordance with IFRS1, to equity settled share options granted after 7 November 2002 and to all cash settled share options. The Rexam Employee Share Trust holds shares in Rexam PLC which are presented in the Group financial statements as a deduction from shareholders' equity.

Interest

Interest is recognised in the consolidated income statement on an accruals basis except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the cost of property, plant and equipment and depreciated over the expected lives of those projects. An appropriate proportion of financing fees to be written off in future accounting periods is set against borrowings. Interest includes exchange differences arising on cash or borrowings, including any hedges in respect of such cash or borrowings, that do not hedge any other assets or liabilities and which are denominated in currency which is not the functional currency of a subsidiary.

Interest income is recognised on an accruals basis using the effective interest method.

Segment reporting

The Group's primary reporting format is business segments and its secondary format is geographical segments. A business segment is a component of the Group that is engaged in providing a group of related products and is subject to risks and returns that are different from those of other business segments. A geographical segment is a component of the Group that operates within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

Exceptional items

Items which are both material and non recurring are presented as exceptional items within their relevant consolidated income statement category. The separate reporting of exceptional items helps provide a better indication of the Group's underlying business performance. Events which may give rise to the classification of items as exceptional include the restructuring of businesses, the integration of new businesses, gains or losses on the disposal of businesses and asset impairments.

Goodwill

Acquired goodwill represents the excess of the cost of a business combination over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. At the date of acquisition, goodwill is allocated to cash generating units for the purpose of impairment testing. Goodwill arising on business combinations on or before 31 December 1997 has been deducted from shareholders' equity. Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold except for the goodwill deducted from shareholders' equity. Goodwill arising on the acquisition of subsidiaries is presented in goodwill and goodwill arising on the acquisition of associates and joint ventures is presented in investments in associates and joint ventures. Internally generated goodwill is not recognised as an asset.

Other intangible assets

Other intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation begins when an asset is available for use and is calculated on a straight line basis to allocate the cost of assets over their estimated useful lives as follows:

Acquired computer software	2 to 3 years
Acquired patents, licences and customer contracts	Up to 20 years
Computer software development	Up to 7 years
Development projects	Up to 5 years

The cost of intangible assets acquired in a business combination is the fair value at acquisition date. The cost of separately acquired intangible assets, including computer software, comprises the purchase price and any directly attributable costs of preparing the asset for use. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets. Expenditure on research is recognised as an expense in the consolidated income statement as incurred. Expenditure incurred on development projects is capitalised as an intangible asset if it is probable that the expenditure will generate future economic benefits and can be measured reliably.

Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Cost comprises purchase price and directly attributable costs.

Freehold land and assets under construction are not depreciated. For all other property, plant and equipment, depreciation is calculated on a straight line basis to allocate cost less residual values of the assets over their estimated useful lives as follows:

Freehold buildings	Up to 50 years
Leasehold buildings	Shorter of 50 years or lease term
Manufacturing machinery	7 to 17 years
Furnaces in glassworks	8 to 10 years
Computer hardware	Up to 8 years
Fixtures and fittings	5 to 10 years
Vehicles	4 to 10 years

Residual values and useful lives are reviewed at least at each financial year end.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is written down to its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use and is determined for an individual asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets the recoverable amount of the cash generating unit to which the asset belongs is determined. Discount rates reflecting the asset specific risks and the time value of money are used for the value in use calculation.

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined on a FIFO or a weighted average cost basis. Cost comprises directly attributable purchase and conversion costs and an allocation of production overheads based on normal operating capacity. Net realisable value is the estimated selling price less estimated costs of completion and selling costs.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, money market deposits and other short term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are presented in current liabilities to the extent that there is no right of offset with cash balances.

Grants

Grants received in respect of property, plant and equipment are capitalised and released to the consolidated income statement in equal instalments over the estimated useful lives of the related assets.

Provisions

Provisions are recognised when a present obligation exists in respect of a past event and where the amount can be reliably estimated. Provisions for restructuring are recognised for direct expenditure on business reorganisations where plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken on or before the balance sheet date. Provisions are discounted where the time value of money is considered material.

Leases

Leases are classified as finance leases where substantially all the risks and rewards of ownership are transferred to the Group. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Lease payments are apportioned between the liability and finance charge to produce a constant rate of interest on the finance lease balance outstanding. Assets capitalised under finance leases are depreciated over the shorter of the useful life of the asset or the lease term. Leases other than finance leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the consolidated income statement on a straight line basis over the lease term. Any incentives to enter into operating leases are recognised as a reduction of rental expense over the lease term on a straight line basis.

Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss, is not recognised. Deferred tax is measured using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the asset is realised or the liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Tax is recognised in the consolidated income statement, unless the tax relates to items recognised directly in shareholders' equity, in which case the tax is recognised directly in shareholders' equity through the statement of recognised income and expense.

Dividends

Final equity dividends to the shareholders of Rexam PLC are recognised as a liability in the period that they are approved by the shareholders. Interim equity dividends are recognised as a liability in the period that they are approved by the Directors.

Financial instruments (UK GAAP accounting policies applicable up to 31 December 2004)

Financial instruments are used as hedges in the financing and financial risk management of the Group.

Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the financial statements together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the financial statements until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is recognised in the consolidated income statement.

Premia paid or received on foreign exchange option contracts (FX option contracts) are recognised upon exercise or at maturity of the contract. Recognised gains or losses on FX option contracts are reflected in the financial statements on the same basis as FX contracts.

Commodity futures and options are recognised in the financial statements on the same basis as FX contracts.

Cross currency swaps are included in the financial statements at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest. Apart from inclusion at the rate of exchange ruling at the balance sheet date, cross currency swaps are not revalued to fair value at the balance sheet date.

Interest arising under interest rate swaps is recognised in the consolidated income statement in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

Options on cross currency or interest rate swaps are used either to hedge a bond transaction or as a means of entering into a swap (as a hedge) at a pre determined target rate. Premia paid or received for such options are accounted for over the life of the resultant transaction or, if immaterial or no transaction takes place, are recognised in the consolidated income statement upon exercise or at maturity of the option contract.

Financial instruments (IFRS accounting policies applicable from 1 January 2005)
Derivative financial instruments are measured at fair value. Derivative financial instruments utilised by the Group's treasury operations include interest rate swaps, cross currency swaps, forward foreign exchange contracts and aluminium futures contracts.

Certain derivative financial instruments are designated as hedges in line with the Group's risk management policies. Hedges are classified as follows:

(a) Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.
(b) Cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.
(c) Net investment hedges where they hedge exposure to changes in the value of the Group's interests in the net assets of foreign operations.

For fair value hedges, any gain or loss from remeasuring the hedging instrument at fair value is recognised in the consolidated income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the consolidated income statement.

For cash flow hedges and net investment hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in shareholders' equity, with any ineffective portion recognised in the consolidated income statement. When hedged cash flows result in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in shareholders' equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in shareholders' equity are transferred to the consolidated income statement in the same period in which the hedged cash flows affect the consolidated income statement.

Any gains or losses arising from changes in fair value of derivative financial instruments not designated as hedges are recognised in the consolidated income statement.

Borrowings (excluding convertible preference shares) are measured at amortised cost except where they are hedged by an effective fair value hedge, in which case the carrying value is adjusted to reflect the fair value movements associated with the hedged risk. Where borrowings are used to hedge the Group's interests in the net assets of foreign operations, the portion of the gain or loss on the borrowings that are determined to be an effective hedge is recognised in shareholders' equity.

Convertible preference shares are split into a liability component and an equity component. On issue, the fair value of the liability component is determined using a market rate for an equivalent non convertible bond and recognised in non current liabilities as part of borrowings on an amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised in shareholders' equity. The change in value of the conversion option in subsequent accounting periods is not recognised in the financial statements. Dividends on convertible preference shares are charged as interest in the consolidated income statement.

Other financial assets are measured as follows:

(a) At fair value for available for sale financial assets. Gains and losses are recognised in shareholders' equity except for impairment losses, interest and dividends arising from these assets which are recognised in the consolidated income statement.

(b) At amortised cost for held to maturity financial assets.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

SECTION 1

Audited financial information for the year ended 31 December 2004

CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2004

	Under UK GAAP £m	Impact of transition to IFRS: Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Other £m	Under IFRS £m
Sales (Note 1)	3,081	-	-	-	-	-	-	-	-	3,081
Operating expenses	(2,787)	75	8	(2)	6	1	-	(9)	(2)	(2,710)
Operating profit	294	75	8	(2)	6	1	-	(9)	(2)	371
Disposal of businesses	(14)	-	11	-	-	-	-	-	3	-
Share of profit after tax of associates	6	-	-	-	-	(5)	-	-	-	1
Interest	(65)	-	-	-	-	1	3	-	(1)	(62)
Retirement benefits net finance cost (Note 2)	(26)	-	-	-	(6)	-	-	-	-	(32)
Profit before tax (Note 1)	195	75	19	(2)	-	(3)	3	(9)	-	278
Tax	(74)	-	-	-	-	3	-	-	-	(71)
Profit after tax	121	75	19	(2)	-	-	3	(9)	-	207
Minority interests	(1)	-	-	-	-	-	-	-	-	(1)
Profit for the financial year	120	75	19	(2)	-	-	3	(9)	-	206
Preference dividends	(5)	-	-	-	-	-	-	-	-	(5)
Profit attributable to equity shareholders	115	75	19	(2)	-	-	3	(9)	-	201
Operating profit										
Underlying (Note 1)	385	-	-	(2)	6	1	-	-	(1)	389
Goodwill amortisation	(75)	75	-	-	-	-	-	-	-	-
Exceptional items	(16)	-	8	-	-	-	-	(9)	(1)	(18)
Statutory	294	75	8	(2)	6	1	-	(9)	(2)	371
Profit before tax										
Underlying	300	-	-	(2)	-	(3)	-	-	(2)	293
Goodwill amortisation	(75)	75	-	-	-	-	-	-	-	-
Exceptional items (Note 3)	(30)	-	19	-	-	-	3	(9)	2	(15)
Statutory	195	75	19	(2)	-	(3)	3	(9)	-	278
Profit attributable to equity shareholders										
Underlying	209	-	-	(2)	-	-	-	-	(2)	205
Goodwill amortisation	(75)	75	-	-	-	-	-	-	-	-
Exceptional items (Note 3)	(19)	-	19	-	-	-	3	(9)	2	(4)
Statutory	115	75	19	(2)	-	-	3	(9)	-	201
Earnings per share (p) (Note 4)										
Underlying	38.2	-	-	(0.4)	-	-	-	-	(0.3)	37.5
Goodwill amortisation	(13.7)	13.7	-	-	-	-	-	-	-	-
Exceptional items	(3.5)	-	3.5	-	-	-	0.5	(1.5)	0.3	(0.7)
Basic	21.0	13.7	3.5	(0.4)	-	-	0.5	(1.5)	-	36.8

CONSOLIDATED BALANCE SHEET
At 31 December 2004

	Under UK GAAP £m	Goodwill amortisation £m	Intangible assets £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Cross currency swaps £m	Deferred tax £m	Other £m	Under IFRS £m
		Impact of transition to IFRS								
ASSETS										
Non current assets										
Goodwill	1,185	75	(1)	-	-	-	-	(7)	-	1,252
Intangible assets	-	-	40	-	-	-	-	-	-	40
Property, plant and equipment	1,196	-	(38)	-	-	-	-	-	(1)	1,157
Investments in associates and JVs	28	-	-	-	-	-	-	-	1	29
Deferred tax assets	265	-	-	-	-	-	-	75	-	340
Derivative financial instruments	-	-	-	-	-	-	90	-	-	90
Other investments	30	-	-	-	-	-	-	-	(1)	29
Trade and other receivables	23	-	-	-	-	-	-	-	-	23
	2,727	75	1	-	-	-	90	68	(1)	2,960
Current assets							-			
Inventories	353	-	-	-	-	-	-	-	(1)	352
Deferred tax assets	36	-	-	-	-	-	-	(36)	-	-
Trade and other receivables	412	-	-	-	-	-	-	-	1	413
Derivative financial instruments	-	-	-	-	-	-	11	-	-	11
Cash and cash equivalents	94	-	-	-	-	-	-	-	-	94
	895	-	-	-	-	-	11	(36)	-	870
Total assets	3,622	75	1	-	-	-	101	32	(1)	3,830
LIABILIITES										
Current liabilities										
Cash and cash equivalents	(96)	-	-	-	-	-	-	-	-	(96)
Borrowings	(40)	-	-	-	-	-	-	-	-	(40)
Derivative financial instruments	-	-	-	-	-	-	-	-	(2)	(2)
Trade and other payables	(668)	-	-	-	-	55	-	-	-	(613)
Provisions	(9)	-	-	-	-	-	-	-	-	(9)
	(813)	-	-	-	-	55	-	-	(2)	(760)
Non current liabilities										
Borrowings	(1,027)	-	-	-	-	-	(101)	-	1	(1,127)
Retirement benefit obligations (Note 2)	(755)	-	-	-	(19)	-	-	-	-	(774)
Deferred tax liabilities	(65)	-	-	-	-	-	-	(32)	-	(97)
Provisions	(36)	-	-	(2)	-	-	-	-	-	(38)
Trade and other payables	(140)	-	-	-	-	-	-	-	-	(140)
	(2,023)	-	-	(2)	(19)	-	(101)	(32)	1	(2,176)
Total liabilities	(2,836)	-	-	(2)	(19)	55	(101)	(32)	(1)	(2,936)
Net assets	786	75	1	(2)	(19)	55	-	-	(2)	894
SHAREHOLDERS' EQUITY										
Ordinary share capital	354	-	-	-	-	-	-	-	-	354
Preference share capital	89	-	-	-	-	-	-	-	-	89
Reserves	343	75	1	(2)	(19)	55	-	-	(2)	451
Shareholders' equity	786	75	1	(2)	(19)	55	-	-	(2)	894

Approved by the Board on 7 April 2005

Lars Emilson, Chief Executive

CONSOLIDATED BALANCE SHEET
At 1 January 2004

	Under UK GAAP	Impact of transition to IFRS								Under IFRS
		Intangible assets	Share based payments	Retirement benefit obligations	Equity dividends	Cross currency swaps	Deferred tax	Business combin-ations	Other	
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ASSETS										
Non current assets										
Goodwill	1,195	(1)	-	-	-	-	1	75	-	1,270
Intangible assets	-	31	-	-	-	-	-	-	-	31
Property, plant and equipment	1,262	(29)	-	-	-	-	-	(68)	7	1,172
Investments in associates and JVs	31	-	-	-	-	-	-	-	2	33
Deferred tax assets	278	-	-	-	-	-	58	4	-	340
Derivative financial instruments	-	-	-	-	-	63	-	-	-	63
Other investments	33	-	-	-	-	-	-	-	(2)	31
Trade and other receivables	28	-	-	-	-	-	-	-	1	29
	2,827	1	-	-	-	63	59	11	8	2,969
Current assets										
Inventories	339	-	-	-	-	-	-	(7)	(1)	331
Deferred tax assets	22	-	-	-	-	-	(22)	-	-	-
Trade and other receivables	419	-	-	-	-	-	-	(3)	-	416
Cash and cash equivalents	70	-	-	-	-	-	-	-	-	70
	850	-	-	-	-	-	(22)	(10)	(1)	817
Total assets	3,677	1	-	-	-	63	37	1	7	3,786
LIABILIITES										
Current liabilities										
Cash and cash equivalents	(87)	-	-	-	-	-	-	-	-	(87)
Borrowings	(131)	-	-	-	-	-	-	-	-	(131)
Trade and other payables	(694)	-	-	-	52	-	-	(2)	-	(644)
Provisions	(16)	-	-	-	-	-	-	-	-	(16)
	(928)	-	-	-	52	-	-	(2)	-	(878)
Non current liabilities										
Borrowings	(1,021)	-	-	-	-	(63)	-	-	(8)	(1,092)
Retirement benefit obligations (Note 2)	(703)	-	-	(17)	-	-	-	-	-	(720)
Deferred tax liabilities	(56)	-	-	-	-	-	(30)	(3)	-	(89)
Provisions	(38)	-	(1)	-	-	-	-	-	-	(39)
Trade and other payables	(108)	-	-	-	-	-	-	(6)	(4)	(118)
	(1,926)	-	(1)	(17)	-	(63)	(30)	(9)	(12)	(2,058)
Total liabilities	(2,854)	-	(1)	(17)	52	(63)	(30)	(11)	(12)	(2,936)
Net assets	823	1	(1)	(17)	52	-	7	(10)	(5)	850
EQUITY										
Ordinary share capital	352	-	-	-	-	-	-	-	-	352
Preference share capital	89	-	-	-	-	-	-	-	-	89
Reserves	363	1	(1)	(17)	52	-	7	1	(5)	401
Shareholders' equity	804	1	(1)	(17)	52	-	7	1	(5)	842
Minority interests	19	-	-	-	-	-	-	(11)	-	8
Total equity	823	1	(1)	(17)	52	-	7	(10)	(5)	850

Approved by the Board on 7 April 2005

Lars Emilson, Chief Executive

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2004

	Under UK GAAP £m	Impact of transition to IFRS: Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Share of profit of associates £m	Functional currencies £m	Deferred tax £m	Other** £m	Under IFRS £m
Cash flows from operating activities:									
Profit before tax	195	75	19	(2)	(3)	3	(9)	-	278
Adjustments for:									
Interest	65	-	-	-	(1)	(3)	-	1	62
Depreciation and amortisation	178	-	-	-	-	-	-	-	178
Goodwill amortisation	75	(75)	-	-	-	-	-	-	-
Impairment	6	-	(8)	-	(1)	-	-	2	(1)
Disposal of businesses	14	-	(11)	-	-	-	-	-	3
Movement in provisions	(7)	-	-	1	-	-	-	-	(6)
Equity settled share based payments	6	-	-	1	-	-	-	-	7
Changes in working capital	(7)	-	-	-	-	-	-	(4)	(11)
Share of profit after tax of associates	(6)	-	-	-	5	-	-	-	(1)
Subsequent recognition of deferred tax assets	-	-	-	-	-	-	9	-	9
Cash generated from operations	519	-	-	-	-	-	-	(1)	518
Interest paid	(69)	-	-	-	-	-	-	-	(69)
Tax paid	(54)	-	-	-	-	-	-	-	(54)
Dividends paid to preference shareholders	(5)	-	-	-	-	-	-	-	(5)
Net cash from operating activities	391	-	-	-	-	-	-	(1)	390
Cash flows from investing activities:									
Purchases of property, plant and equipment	(183)	-	-	-	-	-	-	9	(174)
Proceeds from sale of property, plant and equipment	3	-	-	-	-	-	-	-	3
Acquisition of subsidiaries*	(52)	-	-	-	-	-	-	-	(52)
Proceeds from sale of subsidiaries*	10	-	-	-	-	-	-	-	10
Investment in joint venture	(3)	-	-	-	-	-	-	-	(3)
Interest received	10	-	-	-	-	-	-	-	10
Sale of properties surplus to requirements	5	-	-	-	-	-	-	-	5
Net cash used in investing activities	(210)	-	-	-	-	-	-	9	(201)
Cash flows from financing activities:									
Repayments of borrowings	(74)	-	-	-	-	-	-	(8)	(82)
Proceeds from issue of share capital	8	-	-	-	-	-	-	-	8
Dividends paid to equity shareholders	(92)	-	-	-	-	-	-	-	(92)
Net cash used in financing activities	(158)	-	-	-	-	-	-	(8)	(166)
Net increase in cash and cash equivalents	23	-	-	-	-	-	-	-	23
Cash and cash equivalents at 1 January 2004	(17)	-	-	-	-	-	-	-	(17)
Exchange differences	(8)	-	-	-	-	-	-	-	(8)
Cash and cash equivalents at 31 December 2004	(2)	-	-	-	-	-	-	-	(2)
Cash and cash equivalents at 31 December 2004 comprise:									
Cash at bank and in hand	29	-	-	-	-	-	-	-	29
Marketable securities and money market deposits	65	-	-	-	-	-	-	-	65
Bank overdrafts	(96)	-	-	-	-	-	-	-	(96)
	(2)	-	-	-	-	-	-	-	(2)

* Net of cash and cash equivalents acquired and disposed.

** Includes a £9m reduction in purchase of property, plant and equipment and an £8m repayment of borrowings with respect to the reclassification of a lease and a £4m change in working capital due to the reclassification of certain employee benefit costs.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended 31 December 2004

		Impact of transition to IFRS								
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Functional currencies £m	Deferred tax £m	Other* £m	Under IFRS £m
At 1 January 2004	804	-	-	(1)	(17)	52	-	7	(3)	842
Exchange differences	(8)	-	-	-	-	-	(3)	-	-	(11)
Actuarial losses on retirement benefit obligations	(90)	-	-	-	(2)	-	-	-	-	(92)
Deferred tax on actuarial losses on retirement benefit obligations	29	-	-	-	-	-	-	1	-	30
Deferred tax on share based payments	-	-	-	-	-	-	-	1	-	1
Changes in market value of other investments	1	-	-	-	-	-	-	-	-	1
Total net loss recognised directly in shareholders' equity	(68)	-	-	-	(2)	-	(3)	2	-	(71)
Profit attributable to equity shareholders	115	75	19	(2)	-	-	3	(9)	-	201
Share based payments	13	-	-	1	-	-	-	-	-	14
Ordinary dividends on equity shares	(95)	-	-	-	-	3	-	-	-	(92)
Transfer on conversion of an associate to a subsidiary	(2)	-	-	-	-	-	-	-	2	-
Goodwill in reserves written off	19	-	(19)	-	-	-	-	-	-	-
At 31 December 2004	786	75	-	(2)	(19)	55	-	-	(1)	894

* Includes intangible assets and business combinations

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
Year ended 31 December 2004

		Impact of transition to IFRS						
	Under UK GAAP £m	Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Functional currencies £m	Deferred tax £m	Under IFRS £m
Profit attributable to equity shareholders	115	75	19	(2)	-	3	(9)	201
Exchange differences	(8)	-	-	-	-	(3)	-	(11)
Actuarial losses on retirement benefit obligations	(90)	-	-	-	(2)	-	-	(92)
Deferred tax on actuarial losses on retirement benefit obligations	29	-	-	-	-	-	1	30
Deferred tax on share based payments	-	-	-	-	-	-	1	1
Changes in market value of other investments	1	-	-	-	-	-	-	1
Total recognised income and expense for the year	47	75	19	(2)	(2)	-	(7)	130

NOTES TO THE FINANCIAL INFORMATION
Year ended 31 December 2004

1 Segment analysis

	Under UK GAAP £m	Impact of transition to IFRS: Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Other £m	Under IFRS £m
Sales										
Beverage Cans	2,069	-	-	-	-	-	-	-	-	2,069
Glass	480	-	-	-	-	-	-	-	-	480
Beverage Packaging	2,549	-	-	-	-	-	-	-	-	2,549
Beauty and Pharma	385	-	-	-	-	-	-	-	-	385
Plastic Containers	142	-	-	-	-	-	-	-	-	142
Plastic Packaging	527	-	-	-	-	-	-	-	-	527
Other businesses	5	-	-	-	-	-	-	-	-	5
Total Group	3,081	-	-	-	-	-	-	-	-	3,081
Underlying operating profit										
Beverage Cans	276	-	-	(2)	4	1	-	-	(1)	278
Glass	36	-	-	-	1	-	-	-	-	37
Beverage Packaging	312	-	-	(2)	5	1	-	-	(1)	315
Beauty and Pharma	57	-	-	-	1	-	-	-	-	58
Plastic Containers	16	-	-	-	-	-	-	-	-	16
Plastic Packaging	73	-	-	-	1	-	-	-	-	74
Total Group	385	-	-	(2)	6	1	-	-	(1)	389
Profit before tax										
Beverage Cans	218	62	-	(2)	4	1	-	(9)	1	275
Glass	26	5	-	-	1	-	-	-	-	32
Beverage Packaging	244	67	-	(2)	5	1	-	(9)	1	307
Beauty and Pharma	36	8	8	-	1	-	-	-	-	53
Plastic Containers	14	-	11	-	-	-	-	-	-	25
Plastic Packaging	50	8	19	-	1	-	-	-	-	78
Other businesses	(14)	-	-	-	-	-	-	-	-	(14)
Segment profit before tax	280	75	19	(2)	6	1	-	(9)	1	371
Share of profit after tax of associates	6	-	-	-	-	(5)	-	-	-	1
Interest	(65)	-	-	-	-	1	3	-	(1)	(62)
Retirement benefits net finance cost	(26)	-	-	-	(6)	-	-	-	-	(32)
Total Group	195	75	19	(2)	-	(3)	3	(9)	-	278

NOTES TO THE FINANCIAL INFORMATION
Year ended 31 December 2004

1 Segment analysis (continued)

The UK GAAP numbers have been adjusted to exclude associates. In addition, the basis of allocation for central costs has been changed from net assets excluding goodwill to net assets including goodwill to reflect more fairly the basis on which management assesses business performance which now includes goodwill. The impact of these changes is set out below.

	Sales			Operating profit*			
	UK GAAP previously reported £m	Exclude associates £m	UK GAAP adjusted £m	UK GAAP previously reported £m	Exclude associates £m	Central costs reallocation £m	UK GAAP adjusted £m
Beverage Packaging	2,597	(48)	2,549	318	(4)	(2)	312
Plastic Packaging	527	-	527	71	-	2	73
Other businesses	21	(16)	5	2	(2)	-	-
Total Group	3,145	(64)	3,081	391	(6)	-	385

* The adjustments to exclude operating profit of associates and for the central costs reallocation are the same with respect to profit before tax.

2 Retirement benefit obligations

	Under UK GAAP £m	Impact of transition to IFRS £m	Under IFRS £m
At 1 January 2004	(694)	(17)	(711)
Exchange differences	36	-	36
Acquisitions of businesses	(1)	-	(1)
Disposals of businesses	1	-	1
Current service cost	(31)	6	(25)
Past service credit – exceptional item	11	-	11
Settlements and curtailments	(1)	-	(1)
Total operating profit charge	(21)	6	(15)
Net finance cost	(26)	(6)	(32)
Actuarial changes	(90)	(2)	(92)
Cash contributions	47	-	47
Transfers	1	-	1
At 31 December 2004	(747)	(19)	(766)
At 31 December 2004			
Trade and other receivables	8	-	8
Retirement benefit obligations	(755)	(19)	(774)
	(747)	(19)	(766)
At 1 January 2004			
Trade and other receivables	9	-	9
Retirement benefit obligations	(703)	(17)	(720)
	(694)	(17)	(711)

Under UK GAAP, retirement benefit obligations were presented net of deferred tax. The UK GAAP balance sheets at 1 January 2004 and 31 December 2004 have been adjusted to include the deferred tax asset related to retirement benefit obligations as part of total deferred tax assets. The deferred tax asset under UK GAAP at 1 January 2004 was £207m and at 31 December 2004 was £223m.

NOTES TO THE FINANCIAL INFORMATION
Year ended 31 December 2004

3 Exceptional items

	Under UK GAAP £m	Impact of transition to IFRS £m	Under IFRS £m
Exceptional items included in profit before tax:			
Retiree medical	11	-	11
Restructuring costs	(18)	-	(18)
Impairment	(5)	6	1
Disposals of businesses	(14)	11	(3)
Subsequent recognition of deferred tax assets in business combinations	-	(9)	(9)
Other	(4)	7	3
	(30)	15	(15)
Tax arising on exceptional items:			
Retiree medical	(4)	-	(4)
Restructuring and other items	15	-	15
	11	-	11
Total exceptional items	(19)	15	(4)

The gain of £7m on transition to IFRS for other exceptional items included in profit before tax comprises a £3m gain arising from changes in the functional currency of certain foreign intermediate holding companies and a £4m gain arising from the reclassification of certain employee benefit costs to the 1 January 2004 transition balance sheet.

4 Earnings per share

	Under UK GAAP Pence	Impact of transition to IFRS Pence	Under IFRS Pence
Underlying earnings per share	38.2	(0.7)	37.5
Goodwill amortisation	(13.7)	13.7	-
Exceptional items	(3.5)	2.8	(0.7)
Basic earnings per share	21.0	15.8	36.8

	£m	£m	£m
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	209	(4)	205
Goodwill amortisation	(75)	75	-
Exceptional items	(19)	15	(4)
Profit attributable to equity shareholders	115	86	201

The weighted average number of ordinary shares in issue for the year ended 31 December 2004 was 546.8 million.

5 Equity dividends

	Under UK GAAP £m	Impact of transition to IFRS £m	Under IFRS £m
Final dividend for 2003 of 9.58p paid on 1 June 2004	-	52	52
Interim dividend for 2004 of 7.16p paid on 3 November 2004	40	-	40
Final dividend for 2004 of 10.09p payable on 1 June 2005	55	(55)	-
	95	(3)	92

NOTES TO THE FINANCIAL INFORMATION
Year ended 31 December 2004

6 Net borrowings

	Under UK GAAP* £m	Impact of transition to IFRS £m	Under IFRS £m
At 1 January 2004	(1,169)	(8)	(1,177)
Exchange differences	46	-	46
Acquisition of businesses	(45)	-	(45)
Disposal of businesses	3	-	3
Cash flow movements	97	8	105
Amortisation of discount and financing fees	(1)	(1)	(2)
At 31 December 2004	(1,069)	(1)	(1,070)
At 31 December 2004			
Cash and cash equivalents	(2)	-	(2)
Derivative financial instruments	-	99	99
Borrowings	(1,067)	(100)	(1,167)
	(1,069)	(1)	(1,070)
At 1 January 2004			
Cash and cash equivalents	(17)	-	(17)
Derivative financial instruments	-	63	63
Borrowings	(1,152)	(71)	(1,223)
	(1,169)	(8)	(1,177)

* Adjusted for cash and cash equivalents

7 Principal exchange rates

	US dollar	Euro
At 1 January 2004	1.77	1.42
At 31 December 2004	1.93	1.42
Average for the year ended 31 December 2004	1.83	1.47

Explanatory notes on the impact of IFRS adjustments to the consolidated income statement for the year ended 31 December 2004

A summary of the impact of the principal differences and resulting adjustments between UK GAAP and IFRS as they apply to Rexam's income statement for the year ended 31 December 2004 is set out below.

Goodwill amortisation

Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

Goodwill amortisation of £75m charged under UK GAAP has been reversed under IFRS. All goodwill has been tested for impairment at 1 January 2004 and at 31 December 2004 and no impairments have been identified.

Goodwill in reserves

Under UK GAAP, goodwill previously written off directly to reserves was recycled to the income statement on disposal or impairment of the related business. Under IFRS, goodwill previously written off directly to reserves is not recycled.

Goodwill previously written off directly to reserves and recycled to the income statement under UK GAAP of £11m on disposal and £8m on impairment have been reversed under IFRS.

Share based payments

Under UK GAAP, an expense was recognised in the income statement for share options, excluding Save As You Earn options which were exempt, based on intrinsic value. Under IFRS, an expense is recognised for all equity settled share options granted after 7 November 2002 and for all cash settled share options, based on the fair value of the options calculated using appropriate pricing models.

The expense, included in operating costs, increases by £2m under IFRS.

Retirement benefit obligations

Under UK GAAP, pension plan and retiree medical administration expenses were included as part of the current service cost of providing employee benefits and included in operating costs in the income statement. Under IFRS, pension plan and retiree medical administration expenses reduce the expected return on plan assets and are included in the retirement benefits net finance cost in the income statement.

Operating costs have been reduced and retirement benefits net finance cost increased by £6m for pension plan and retiree medical administration expenses under IFRS.

Share of profits of associates

Under UK GAAP, the group share of operating profits of associates was presented on the face of the income statement after group operating profit. The group share of interest and tax of associates was included within the relevant group totals. Under IFRS, the group share of profit after tax of associates is presented on the face of the income statement after group operating profit. Under UK GAAP, an investment in an entity other than a subsidiary was treated as an associate if the group had a participating interest and exercised significant influence over its operating and financial policies. Under IFRS, an investment in an entity is treated as an associate if the group has the power to exercise significant influence over its operating and financial policies.

An interest charge of £1m and a tax charge of £3m have been reclassified to group share of profit after tax of associates under IFRS. A group investment was impaired in 2004 by £1m. Under IFRS, this investment qualifies as an associate and consequently the impairment has been included as part of share of profit after tax of associates.

Functional currencies

Under UK GAAP, the local currency was used by foreign intermediate holding companies for currency translation. Under IFRS, the functional currency is used.

Exchange gains resulting from differences between the local currency and functional currency for certain foreign intermediate holding companies reduce the interest charge by £3m and increase exchange losses in shareholders' equity by £3m under IFRS.

Deferred tax

Under UK GAAP, the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination was recorded as a deferred tax asset and a tax credit in the income statement. Under IFRS, subsequent recognition also gives rise to a reduction in capitalised goodwill and a corresponding operating profit charge in the income statement. Under UK GAAP, deferred tax was only recognised on fair value adjustments resulting from business combinations where they resulted in timing differences in the acquired entity's own financial statements. Under IFRS, deferred tax is recognised on the difference between the fair value and the tax base of all assets and liabilities acquired in business combinations. Under UK GAAP, movements in deferred tax assets relating to all share based payments were recognised in the income statement. Under IFRS, movements in deferred tax assets relating to equity settled share options are recognised directly in shareholders' equity.

Due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination, operating costs increase by £9m under IFRS. The increase to operating costs has been treated as an exceptional item since the expectation is that this adjustment is unlikely to be significant on an ongoing basis. The tax charge reduces by £1m resulting from a revaluation of property, plant and equipment on 2004 business combinations and increases by £1m in respect of share options under IFRS. The net impact of all other adjustments under IFRS is neutral on the tax charge.

Other

Other net adjustments are neutral under IFRS. Within this, underlying profit before tax reduces by £2m principally due to the impact of 2004 fair value adjustments on 2003 business combinations. Similarly, exceptional losses reduce by £2m due to the reclassification of certain employee benefit costs to the 1 January 2004 transition balance sheet of £4m, less £2m relating to the reclassification to the income statement of a downward revaluation of assets following the transfer of an associate to subsidiary status.

Explanatory notes on the impact of IFRS adjustments to the consolidated balance sheets at 1 January 2004 and at 31 December 2004

A summary of the impact of the principal differences and resulting adjustments between UK GAAP and IFRS as they apply to Rexam's transition balance sheet at 1 January 2004 and balance sheet at 31 December 2004 is set out below.

Goodwill amortisation

Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

At 1 January 2004 under IFRS, all goodwill has been tested for impairment and no impairment identified.

At 31 December 2004 under IFRS, goodwill amortisation of £75m charged under UK GAAP has been reversed and all goodwill has been tested for impairment and no impairment identified.

Intangible assets

Under UK GAAP, computer software costs attributable to major business systems implementations were capitalised as property, plant and equipment. Under IFRS, computer software costs attributable to major business systems implementations are capitalised as intangible assets. Under UK GAAP, intangible assets acquired as part of a business combination were subsumed within goodwill. Under IFRS, intangible assets acquired as part of a business combination are recognised separately when their fair values can be measured reliably. Under UK GAAP, all expenditure on development activities was written off. Under IFRS, expenditure on development activities that meet the criteria for capitalisation is recognised in intangible assets.

At 1 January 2004 under IFRS, computer software of £29m has been reclassified from property, plant and equipment to intangible assets, goodwill of £1m has been reclassified to intangible assets and intangible assets of £1m have been recognised as a result of development activities.

At 31 December 2004 under IFRS, computer software of £38m has been reclassified from property, plant and equipment to intangible assets, goodwill of £1m has been reclassified to intangible assets and intangible assets of £1m have been recognised as a result of development activities.

Share based payments

Under UK GAAP, a provision was recognised for cash settled options based on intrinsic value at the balance sheet date. Under IFRS, a provision is recognised for cash settled options based on the fair value of cash settled options at the balance sheet date calculated using an appropriate pricing model.

At 1 January 2004 under IFRS, the provision for cash settled options increases by £1m.

At 31 December 2004 under IFRS, the provision for cash settled options increases by £2m.

Retirement benefit obligations
Under UK GAAP, insured liabilities for lump sum death in service benefits were based on premiums payable. Under IFRS, insured liabilities for lump sum death in service benefits are recognised on the balance sheet to the extent that they relate to past service. Under UK GAAP, the fair value of pension plan assets was calculated using mid prices. Under IFRS, the fair value of pension plan assets is calculated using bid prices.

At 1 January 2004 under IFRS, retirement benefit obligations increase by £12m relating to death in service benefits, by £1m relating to the valuation of assets at bid prices and by £4m for other adjustments.

At 31 December 2004 under IFRS, retirement benefit obligations increase by £14m relating to death in service benefits, by £2m relating to the valuation of assets at bid prices and by £3m for other adjustments.

Equity dividends
Under UK GAAP, equity dividends were recognised in the year to which they related. Under IFRS, equity dividends are recognised only when approved by the shareholders or Directors.

At 1 January 2004 under IFRS, the final dividend proposed in 2003 of £52m is not recognised.

At 31 December 2004 under IFRS, the final dividend proposed in 2004 of £55m is not recognised.

Cross currency swaps
Under UK GAAP, borrowings hedged by cross currency swaps are recorded net of the spot value of the swaps and therefore effectively measured at the rates of exchange of the swap contracts. Under IFRS, the spot value of the cross currency swaps is presented separately. In order to be consistent with the presentation of derivative financial instruments in 2005 on adoption of IAS39, when the fair value of the cross currency swaps is recognised, the cross currency swaps are presented as derivative financial instruments.

At 1 January 2004 under IFRS, borrowings increase and a derivative financial instrument asset is recognised of £63m.

At 31 December under IFRS, borrowings increase and a derivative financial instrument asset is recognised of £101m.

Deferred tax

Under UK GAAP, the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination were recorded as a deferred tax asset and a tax credit in the income statement. Under IFRS, subsequent recognition also gives rise to a reduction in goodwill and a corresponding operating profit charge in the income statement. Under UK GAAP, deferred tax assets are classified as debtors and deferred tax liabilities are classified as provisions in the balance sheet (excluding retirement benefits). Under IFRS, deferred tax assets and deferred tax liabilities are presented separately as non current assets and liabilities on the balance sheet.

At 1 January 2004, there was no IFRS impact relating to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination. Deferred tax assets of £22m are reclassified from current assets to non current assets. The impact of retirement benefit obligation adjustments increase deferred tax assets by £5m. The impact of all other adjustments under IFRS increase goodwill by £1m and increase net deferred tax assets by £1m.

At 31 December 2004 under IFRS, due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination, goodwill reduces by £9m. Deferred tax assets of £36m are reclassified from current assets to non current assets. The impact of retirement benefit obligation adjustments increases deferred tax assets by £5m. The impact of all other adjustments under IFRS increases goodwill and net deferred tax assets by £2m.

Business combinations

Under UK GAAP, fair value adjustments to assets and liabilities were permitted up to the end of the year following the year of the business combination and recognised in the year when the adjustments were made. Under IFRS, fair value adjustments to assets and liabilities are permitted up to one year following the business combination and are recognised retrospectively in the financial statements.

At 1 January 2004 under IFRS, net assets reduce by £10m due to 2004 fair value adjustments on 2003 business combinations.

There was no IFRS impact in respect of business combinations at 31 December 2004.

Other

At 1 January 2004, other adjustments include an £8m increase in property, plant and equipment and an £8m increase in borrowings with respect to the reclassification of a lease and a £4m increase in trade and other payables due to the reclassification of certain employee benefits.

Special Purpose Audit Report of PricewaterhouseCoopers LLP to Rexam PLC ('the Company') on its International Financial Reporting Standards (IFRS) Financial Information

We have audited the accompanying consolidated IFRS balance sheet of Rexam PLC as at 31 December 2004, the related consolidated IFRS income statement, consolidated statement of changes in shareholders' equity, consolidated statement of recognised income and expense and consolidated cash flow statement for the year then ended and the related notes (hereinafter referred to as 'the IFRS financial information') set out on pages 14 to 22.

Respective responsibilities of directors and PricewaterhouseCoopers

The directors of the Company are responsible for the preparation of the IFRS financial information which has been prepared as part of the Group's conversion to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with the Principal Accounting Policies section on pages 4 to 12 to the IFRS financial information.

This report, including the opinion, has been prepared for and only for the Company for the purposes of assisting with the Group's conversion to IFRS and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the Basis of Presentation section on page 3 explains why there is a possibility that the IFRS financial information may require adjustment before its inclusion as comparative information in the

Group's first set of statutory financial statements prepared on an IFRS basis for the year ended 31 December 2005. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a true and fair view of the Group's financial position, results of operations and cash flow in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS financial information for the year ended 31 December 2004 on pages 14 to 22 has been prepared, in all material respects, in accordance with the basis set out in the Principal Accounting Policies section on pages 4 to 12, which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of financial statements of the Group on an IFRS basis for the year to 31 December 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 April 2005

Notes:

(a) The maintenance and integrity of the Rexam website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SECTION 2

Audited financial information at 1 January 2005

CONSOLIDATED BALANCE SHEET
At 1 January 2005

	Under IFRS at 31 December 2004 £m	Impact of adoption of IAS32 and IAS39: Interest rate swaps £m	Cross currency swaps £m	Forward foreign exchange contracts £m	Aluminium futures contracts £m	Embedded derivatives £m	Borrowings £m	Convertible preference shares £m	Deferred tax and other £m	Under IFRS at 1 January 2005 £m
ASSETS										
Non current assets										
Goodwill	1,252	-	-	-	-	-	-	-	-	1,252
Intangible assets	40	-	-	-	-	-	-	-	-	40
Property, plant and equipment	1,157	-	-	-	-	-	-	-	-	1,157
Investments in associates and JVs	29	-	-	-	-	-	-	-	-	29
Deferred tax assets	340	-	-	-	-	-	-	-	7	347
Derivative financial instruments	90	8	22	2	4	3	-	-	-	129
Other financial assets	29	-	-	-	-	-	-	-	1	30
Trade and other receivables	23	-	-	-	-	-	-	-	-	23
	2,960	8	22	2	4	3	-	-	8	3,007
Current assets										
Inventories	352	-	-	-	-	-	-	-	-	352
Trade and other receivables	413	(20)	(13)	-	-	-	-	-	(7)	373
Derivative financial instruments	11	17	-	4	30	1	-	-	-	63
Cash and cash equivalents	94	-	-	-	-	-	-	-	-	94
	870	(3)	(13)	4	30	1	-	-	(7)	882
										-
Total assets	3,830	5	9	6	34	4	-	-	1	3,889
LIABILIITES										
Current liabilities										
Cash and cash equivalents	(96)	-	-	-	-	-	-	-	-	(96)
Borrowings	(40)	-	-	-	-	-	(1)	-	-	(41)
Derivative financial instruments	(2)	-	-	(15)	-	(5)	-	-	-	(22)
Trade and other payables	(613)	4	-	-	-	-	45	-	7	(557)
Provisions	(9)	-	-	-	-	-	-	-	-	(9)
	(760)	4	-	(15)	-	(5)	44	-	7	(725)
Non current liabilities										
Borrowings	(1,127)	-	-	-	-	-	(53)	(70)	-	(1,250)
Derivative financial instruments	-	(22)	-	(8)	-	(4)	-	-	-	(34)
Retirement benefit obligations	(774)	-	-	-	-	-	-	-	-	(774)
Deferred tax liabilities	(97)	-	-	-	-	-	-	-	(7)	(104)
Provisions	(38)	-	-	-	-	-	-	-	-	(38)
Trade and other payables	(140)	-	-	-	-	-	2	-	-	(138)
	(2,176)	(22)	-	(8)	-	(4)	(51)	(70)	(7)	(2,338)
Total liabilities	(2,936)	(18)	-	(23)	-	(9)	(7)	(70)	-	(3,063)
Net assets	894	(13)	9	(17)	34	(5)	(7)	(70)	1	826
SHAREHOLDERS' EQUITY										
Ordinary share capital	354	-	-	-	-	-	-	-	-	354
Preference share capital	89	-	-	-	-	-	-	(89)	-	-
Reserves	451	(13)	9	(17)	34	(5)	(7)	19	1	472
Shareholders' equity	894	(13)	9	(17)	34	(5)	(7)	(70)	1	826

Approved by the Board on 7 April 2005

Lars Emilson, Chief Executive

Explanatory notes on the impact of the adoption of IAS32 and IAS39 to the consolidated balance sheet at 1 January 2005

A summary of the impact of the principal differences and adjustments resulting from the adoption of IAS32 and IAS39 as they apply to Rexam's balance sheet at 1 January 2005 is set out below.

Interest rate swaps
Under UK GAAP, only accrued interest under interest rate swaps was recognised on the balance sheet. Under IAS39, the fair value of interest rate swaps is recognised.

Net assets reduce by £13m under IAS39, comprising a net derivative financial instrument asset of £3m representing the fair value of the interest rate swaps (including accrued interest), reduced by £16m of accrued interest previously recognised in trade and other receivables and payables.

Cross currency swaps
Under UK GAAP, cross currency swaps were recognised at the rates of exchange ruling at the balance sheet date together with accrued interest. Under IAS39, the fair value of cross currency swaps is recognised.

Net assets increase by £9m under IAS39, comprising an increase in derivative financial instrument assets of £22m representing the fair value less the spot value of the cross currency swaps (including accrued interest), reduced by £13m of accrued interest previously recognised in trade and other receivables.

Forward foreign exchange contracts
Under UK GAAP, forward foreign exchange contracts were generally only recognised on settlement. Under IAS39, the fair value of all forward foreign exchange contracts is recognised.

A net derivative financial instrument liability of £17m is recognised under IAS39.

Aluminium futures contracts
Under UK GAAP, aluminium futures contracts were only recognised on settlement. Under IAS39, the fair value of aluminium futures contracts is recognised.

A derivative financial instrument asset of £34m is recognised under IAS39.

Embedded derivatives
Under UK GAAP, embedded derivatives were not recognised. Under IAS39, the fair value of embedded derivatives not closely related to their host contracts is recognised.

A net derivative financial instrument liability of £5m is recognised under IAS39.

Borrowings (including medium term notes)
Under UK GAAP, sterling medium term notes were recognised at initial proceeds received, comprising face values adjusted for issue fees, discounts and premia. Issue fees, discounts and premia were amortised over the life of the notes. Premia received and paid on interest rate swaps used to hedge the notes were also recognised. Under IAS39, the amortised cost of sterling medium term notes is adjusted by the fair value of the interest rate swaps used to hedge the notes. Under UK GAAP, interest accrued on borrowings was included in trade and other payables. Under IAS39, interest accrued on borrowings is included within borrowings.

Liabilities increase by £7m under IAS39, comprising a £9m increase in sterling medium term notes borrowings, reduced by a £2m liability in respect of premia no longer recognised. Borrowings increase and trade and other payables reduce by £45m with respect to interest accrued under IAS39.

Convertible preference shares
Under UK GAAP, convertible preference shares were recognised at nominal value in non equity shareholders' funds. Under IAS32, convertible preference shares are allocated between liability and equity components.

Borrowings increase and shareholders' equity reduces by £70m under IAS32.

Special Purpose Audit Report of PricewaterhouseCoopers LLP to Rexam PLC ('the Company') on its International Financial Reporting Standards (IFRS) Balance Sheet

We have audited the accompanying consolidated IFRS balance sheet of Rexam PLC as at 1 January 2005 (hereinafter referred to as 'the IFRS Balance Sheet') set out on page 33.

Respective responsibilities of directors and PricewaterhouseCoopers

The directors of the Company are responsible for the preparation of the IFRS Balance Sheet which has been prepared as part of the Group's conversion to IFRS. Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement. Under the terms of engagement we are required to report to you our opinion as to whether the IFRS Balance Sheet has been prepared, in all material respects, in accordance with the Principal Accounting Policies section on pages 4 to 12 to the IFRS Balance Sheet.

This report, including the opinion, has been prepared for and only for the Company for the purposes of assisting with the Group's conversion to IFRS and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS Balance Sheet. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the IFRS Balance Sheet, and of whether the accounting policies are appropriate to the Group's circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS Balance Sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS Balance Sheet.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the Basis of Presentation section on page 3 explains why there is a possibility that the IFRS Balance Sheet may require adjustment before its inclusion as comparative information in the Group's first set of statutory financial statements prepared on an IFRS basis for the year ended 31 December 2005. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a true and fair view of the Group's financial position, results of operations and cash flow in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS Balance Sheet as at 1 January 2005 on page 33 has been prepared, in all material respects, in accordance with the basis set out in the Principal Accounting Policies section on pages 4 to 12, which describes how IFRS have been applied under IFRS1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of financial statements of the Group on an IFRS basis for the year to 31 December 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 April 2005

Notes:

(a) The maintenance and integrity of the Rexam website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SECTION 3

Unaudited financial information for the six months ended 30 June 2004

CONSOLIDATED INCOME STATEMENT
Six months ended 30 June 2004

	Under UK GAAP £m	Impact of transition to IFRS: Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Share of profits of associates £m	Functional currencies £m	Deferred tax £m	Business combin-ations £m	Other £m	Under IFRS £m
Sales (Note 1)	1,532	-	-	-	-	-	-	-	-	-	1,532
Operating expenses	(1,397)	35	8	(1)	3	-	-	(5)	4	1	(1,352)
Operating profit	135	35	8	(1)	3	-	-	(5)	4	1	180
Disposal of businesses	(14)	-	11	-	-	-	-	-	-	3	-
Share of profit after tax of associates	4	-	-	-	-	(2)	-	-	-	-	2
Interest	(32)	-	-	-	-	1	(1)	-	-	(1)	(33)
Retirement benefits net finance cost (Note 2)	(13)	-	-	-	(3)	-	-	-	-	-	(16)
Profit before tax (Note 1)	80	35	19	(1)	-	(1)	(1)	(5)	4	3	133
Tax	(39)	-	-	-	-	1	-	(2)	-	-	(40)
Profit after tax	41	35	19	(1)	-	-	(1)	(7)	4	3	93
Minority interests	(1)	-	-	-	-	-	-	-	-	-	(1)
Profit for the financial period	40	35	19	(1)	-	-	(1)	(7)	4	3	92
Preference dividends	(3)	-	-	-	-	-	-	-	-	-	(3)
Profit attributable to equity shareholders	37	35	19	(1)	-	-	(1)	(7)	4	3	89
Operating profit											
Underlying (Note 1)	178	-	-	(1)	3	-	-	-	4	-	184
Goodwill amortisation	(35)	35	-	-	-	-	-	-	-	-	-
Exceptional items	(8)	-	8	-	-	-	-	(5)	-	1	(4)
Statutory	135	35	8	(1)	3	-	-	(5)	4	1	180
Profit before tax											
Underlying	137	-	-	(1)	-	(1)	-	-	4	(1)	138
Goodwill amortisation	(35)	35	-	-	-	-	-	-	-	-	-
Exceptional items (Note 3)	(22)	-	19	-	-	-	(1)	(5)	-	4	(5)
Statutory	80	35	19	(1)	-	(1)	(1)	(5)	4	3	133
Profit attributable to equity shareholders											
Underlying	94	-	-	(1)	-	-	-	(1)	4	(1)	95
Goodwill amortisation	(35)	35	-	-	-	-	-	-	-	-	-
Exceptional items (Note 3)	(22)	-	19	-	-	-	(1)	(6)	-	4	(6)
Statutory	37	35	19	(1)	-	-	(1)	(7)	4	3	89
Earnings per share (p) (Note 4)											
Underlying	17.2	-	-	(0.2)	-	-	-	(0.2)	0.7	(0.1)	17.4
Goodwill amortisation	(6.4)	6.4	-	-	-	-	-	-	-	-	-
Exceptional items	(4.0)	-	3.5	-	-	-	(0.2)	(1.1)	-	0.7	(1.1)
Basic	6.8	6.4	3.5	(0.2)	-	-	(0.2)	(1.3)	0.7	0.6	16.3

CONSOLIDATED BALANCE SHEET
At 30 June 2004

	Under UK GAAP £m	Impact of transition to IFRS: Goodwill amortisation £m	Intangible assets £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Cross currency Swaps £m	Deferred tax £m	Business combin -ations £m	Other £m	Under IFRS £m
ASSETS											
Non current assets											
Goodwill	1,131	35	(1)	-	-	-	-	(3)	83	-	1,245
Intangible assets	-	-	32	-	-	-	-	-	-	-	32
Property, plant and equipment	1,229	-	(30)	-	-	-	-	-	(62)	6	1,143
Investments in associates and JVs	33	-	-	-	-	-	-	-	-	2	35
Deferred tax assets	245	-	-	-	-	-	-	59	4	-	308
Derivative financial instruments	-	-	-	-	-	-	76	-	-	-	76
Other investments	31	-	-	-	-	-	-	-	-	(2)	29
Trade and other receivables	26	-	-	-	-	-	-	-	-	-	26
	2,695	35	1	-	-	-	76	56	25	6	2,894
Current assets											
Inventories	348	-	-	-	-	-	-	-	(6)	(1)	341
Deferred tax assets	25	-	-	-	-	-	-	(25)	-	-	-
Trade and other receivables	440	-	-	-	-	-	-	-	(2)	-	438
Derivative financial derivatives	-	-	-	-	-	-	3	-	-	-	3
Cash and cash equivalents	67	-	-	-	-	-	-	-	-	-	67
	880	-	-	-	-	-	3	(25)	(8)	(1)	849
Total assets	3,575	35	1	-	-	-	79	31	17	5	3,743
LIABILIITES											
Current liabilities											
Cash and cash equivalents	(76)	-	-	-	-	-	-	-	-	-	(76)
Borrowings	(84)	-	-	-	-	-	-	-	-	-	(84)
Trade and other payables	(622)	-	-	-	-	40	-	-	(2)	-	(584)
Provisions	(10)	-	-	-	-	-	-	-	-	-	(10)
	(792)	-	-	-	-	40	-	-	(2)	-	(754)
Non current liabilities											
Borrowings	(1,125)	-	-	-	-	-	(79)	-	-	(8)	(1,212)
Retirement benefit obligations (Note 2)	(622)	-	-	-	(17)	-	-	-	-	-	(639)
Deferred tax liabilities	(56)	-	-	-	-	-	-	(31)	(4)	-	(91)
Provisions	(35)	-	-	(2)	-	-	-	-	-	-	(37)
Trade and other payables	(103)	-	-	-	-	-	-	-	(6)	-	(109)
	(1,941)	-	-	(2)	(17)	-	(79)	(31)	(10)	(8)	(2,088)
Total liabilities	(2,733)	-	-	(2)	(17)	40	(79)	(31)	(12)	(8)	(2,842)
Net assets	842	35	1	(2)	(17)	40	-	-	5	(3)	901
EQUITY											
Ordinary share capital	353	-	-	-	-	-	-	-	-	-	353
Preference share capital	89	-	-	-	-	-	-	-	-	-	89
Reserves	399	35	1	(2)	(17)	40	-	-	5	(3)	458
Shareholders' equity	841	35	1	(2)	(17)	40	-	-	5	(3)	900
Minority interests	1	-	-	-	-	-	-	-	-	-	1
Total equity	842	35	1	(2)	(17)	40	-	-	5	(3)	901

Approved by the Board on 7 April 2005

Lars Emilson, Chief Executive

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2004

	Under UK GAAP	Impact of transition to IFRS								Under IFRS
		Goodwill amortisation	Goodwill in reserves	Share based payments	Share of profit of associates	Functional currencies	Deferred tax	Business combin-ations	Other	
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash flows from operating activities:										
Profit before tax	80	35	19	(1)	(1)	(1)	(5)	4	3	133
Adjustments for:										
Interest	32	-	-	-	(1)	1	-	-	1	33
Depreciation and amortisation	91	-	-	-	-	-	-	(4)	-	87
Goodwill amortisation	35	(35)	-	-	-	-	-	-	-	-
Impairment	8	-	(8)	-	-	-	-	-	-	-
Disposal of businesses	14	-	(11)	-	-	-	-	-	-	3
Movement in provisions	(7)	-	-	1	-	-	-	-	-	(6)
Equity settled share based payments	2	-	-	-	-	-	-	-	-	2
Changes in working capital	(96)	-	-	-	-	-	-	-	(4)	(100)
Share of profit after tax of associates	(4)	-	-	-	2	-	-	-	-	(2)
Other	(6)	-	-	-	-	-	5	-	-	(1)
Cash generated from operations	149	-	-	-	-	-	-	-	-	149
Interest paid	(33)	-	-	-	-	-	-	-	-	(33)
Tax paid	(35)	-	-	-	-	-	-	-	-	(35)
Dividends paid to preference shareholders	(3)	-	-	-	-	-	-	-	-	(3)
Net cash from operating activities	78	-	-	-	-	-	-	-	-	78
Cash flows from investing activities:										
Purchases of property, plant and equipment	(81)	-	-	-	-	-	-	-	-	(81)
Proceeds from sale of property, plant and equipment	2	-	-	-	-	-	-	-	-	2
Acquisition of subsidiaries*	(41)	-	-	-	-	-	-	-	-	(41)
Proceeds from sale of subsidiaries*	12	-	-	-	-	-	-	-	-	12
Investment in joint venture	(1)	-	-	-	-	-	-	-	-	(1)
Interest received	5	-	-	-	-	-	-	-	-	5
Sale of properties surplus to requirements	1	-	-	-	-	-	-	-	-	1
Net cash used in investing activities	(103)	-	-	-	-	-	-	-	-	(103)
Cash flows from financing activities:										
Repayments of borrowings	83	-	-	-	-	-	-	-	-	83
Proceeds from issue of share capital	6	-	-	-	-	-	-	-	-	6
Dividends paid to equity shareholders	(52)	-	-	-	-	-	-	-	-	(52)
Net cash used in financing activities	37	-	-	-	-	-	-	-	-	37
Net increase in cash and cash equivalents	12	-	-	-	-	-	-	-	-	12
Cash & cash equivalents at 1 January 2004	(17)	-	-	-	-	-	-	-	-	(17)
Exchange differences	(4)	-	-	-	-	-	-	-	-	(4)
Cash & cash equivalents at 30 June 2004	(9)	-	-	-	-	-	-	-	-	(9)
Cash and cash equivalents at 30 June 2004 comprise:										
Cash at bank and in hand	24	-	-	-	-	-	-	-	-	24
Marketable securities and money market deposits	43	-	-	-	-	-	-	-	-	43
Bank overdrafts	(76)	-	-	-	-	-	-	-	-	(76)
	(9)	-	-	-	-	-	-	-	-	(9)

* Net of cash and cash equivalents acquired and disposed

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Six months ended 30 June 2004

	Under UK GAAP £m	Impact of transition to IFRS Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Retirement benefit obligations £m	Equity dividends £m	Functional currencies £m	Deferred tax £m	Business combin-ations £m	Other* £m	Under IFRS £m
At 1 January 2004	804	-	-	(1)	(17)	52	-	7	1	(4)	842
Exchange differences	(25)	-	-	-	-	-	1	-	-	(1)	(25)
Actuarial losses on retirement benefit obligations	56	-	-	-	-	-	-	-	-	-	56
Deferred tax on actuarial losses on retirement benefit obligations	(18)	-	-	-	-	-	-	-	-	-	(18)
Changes in market value of other investments	(1)	-	-	-	-	-	-	-	-	-	(1)
Total net profit recognised directly in shareholders' equity	12	-	-	-	-	-	1	-	-	(1)	12
Profit attributable to equity shareholders	37	35	19	(1)	-	-	(1)	(7)	4	3	89
Share based payments	9	-	-	-	-	-	-	-	-	-	9
Ordinary dividends on equity shares	(40)	-	-	-	-	(12)	-	-	-	-	(52)
Goodwill in reserves written off	19	-	(19)	-	-	-	-	-	-	-	-
At 30 June 2004	841	35	-	(2)	(17)	40	-	-	5	(2)	900

* Includes intangible assets

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
Six months ended 30 June 2004

	Under UK GAAP £m	Impact of transition to IFRS Goodwill amortisation £m	Goodwill in reserves £m	Share based payments £m	Functional currencies £m	Deferred tax £m	Business combin-ations £m	Other £m	Under IFRS £m
Profit attributable to equity shareholders	37	35	19	(1)	(1)	(7)	4	3	89
Exchange differences	(25)	-	-	-	1	-	-	(1)	(25)
Actuarial losses on retirement benefit obligations	56	-	-	-	-	-	-	-	56
Deferred tax on actuarial losses on retirement benefit obligations	(18)	-	-	-	-	-	-	-	(18)
Changes in market value of other investments at fair value	(1)	-	-	-	-	-	-	-	(1)
Total recognised income and expense for the period	49	35	19	(1)	-	(7)	4	2	101

NOTES TO THE FINANCIAL INFORMATION
Six months ended 30 June 2004

1 Segment analysis

	Under UK GAAP	Impact of transition to IFRS									Under IFRS
		Goodwill amortisation	Goodwill in reserves	Share based payments	Retirement benefit obligations	Share of profits of associates	Functional currencies	Deferred tax	Business combin-ations	Other	
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sales											
Beverage Cans	1,022	-	-	-	-	-	-	-	-	-	1,022
Glass	234	-	-	-	-	-	-	-	-	-	234
Beverage Packaging	1,256	-	-	-	-	-	-	-	-	-	1,256
Beauty and Pharma	196	-	-	-	-	-	-	-	-	-	196
Plastic Containers	75	-	-	-	-	-	-	-	-	-	75
Plastic Packaging	271	-	-	-	-	-	-	-	-	-	271
Other businesses	5	-	-	-	-	-	-	-	-	-	5
Total Group	1,532	-	-	-	-	-	-	-	-	-	1,532
Underlying operating profit											
Beverage Cans	128	-	-	(1)	2	-	-	-	4	-	133
Glass	14	-	-	-	1	-	-	-	-	-	15
Beverage Packaging	142	-	-	(1)	3	-	-	-	4	-	148
Beauty and Pharma	27	-	-	-	-	-	-	-	-	-	27
Plastic Containers	9	-	-	-	-	-	-	-	-	-	9
Plastic Packaging	36	-	-	-	-	-	-	-	-	-	36
Total Group	178	-	-	(1)	3	-	-	-	4	-	184
Profit before tax											
Beverage Cans	103	28	-	(1)	2	-	-	(5)	4	4	135
Glass	10	3	-	-	1	-	-	-	-	-	14
Beverage Packaging	113	31	-	(1)	3	-	-	(5)	4	4	149
Beauty and Pharma	13	4	8		-	-	-	-	-	-	25
Plastic Containers	9	-	11	-	-	-	-	-	-	-	20
Plastic Packaging	22	4	19	-	-	-	-	-	-	-	45
Other businesses	(14)	-	-		-	-	-	-	-	-	(14)
Segment profit before tax	121	35	19	(1)	3	-	-	(5)	4	4	180
Share of profit after tax of associates	4	-	-	-	-	(2)	-	-	-	-	2
Interest	(32)	-	-	-	-	1	(1)	-	-	(1)	(33)
Retirement benefits net finance cost	(13)	-	-	-	(3)	-	-	-	-	-	(16)
Total Group	80	35	19	(1)	-	(1)	(1)	(5)	4	3	133

NOTES TO THE FINANCIAL INFORMATION
Six months ended 30 June 2004

1 Segment analysis (continued)

The UK GAAP numbers have been adjusted to exclude associates. In addition, the basis of allocation for central costs has been changed from net assets excluding goodwill to net assets including goodwill to reflect more fairly the basis on which management assesses business performance which now includes goodwill. The impact of these changes is set out below.

	Sales			Operating profit*			
	UK GAAP previously reported £m	Exclude associates £m	UK GAAP adjusted £m	UK GAAP previously reported £m	Exclude associates £m	Central costs reallocation £m	UK GAAP adjusted £m
Beverage Packaging	1,284	(28)	1,256	146	(3)	(1)	142
Plastic Packaging	271	-	271	35	-	1	36
Other businesses	12	(7)	5	1	(1)	-	-
Total Group	1,567	(35)	1,532	182	(4)	-	178

* The adjustments to exclude operating profit of associates and for the central costs reallocation are the same with respect to profit before tax.

2 Retirement benefit obligations

	Under UK GAAP £m	Impact of transition to IFRS £m	Under IFRS £m
At 1 January 2004	(694)	(17)	(711)
Exchange differences	17	-	17
Current service cost	(17)	3	(14)
Past service credit – exceptional item	12	-	12
Total operating profit charge	(5)	3	(2)
Net finance cost	(13)	(3)	(16)
Actuarial changes	56	-	56
Cash contributions	25	-	25
At 30 June 2004	(614)	(17)	(631)
At 30 June 2004			
Trade and other receivables	8	-	8
Retirement benefit obligations	(622)	(17)	(639)
	(614)	(17)	(631)
At 1 January 2004			
Trade and other receivables	9	-	9
Retirement benefit obligations	(703)	(17)	(720)
	(694)	(17)	(711)

Under UK GAAP, retirement benefit obligations were presented net of deferred tax. The UK GAAP balance sheet at 30 June 2004 has been adjusted to include the deferred tax asset related to retirement benefit obligations as part of total deferred tax assets. The deferred tax asset under UK GAAP at 30 June 2004 was £183m.

NOTES TO THE FINANCIAL INFORMATION
Six months ended 30 June 2004

3 Exceptional items

	Under UK GAAP £m	Impact of transition to IFRS £m	Under IFRS £m
Exceptional items included in profit before tax:			
Retiree medical	12	-	12
Restructuring costs	(9)	-	(9)
Impairment	(8)	8	-
Disposals of businesses	(14)	11	(3)
Subsequent recognition of deferred tax assets in business combinations	-	(5)	(5)
Other	(3)	3	-
	(22)	17	(5)
Tax arising on exceptional items:			
Retiree medical	(4)	-	(4)
Restructuring and other items	4	(1)	3
	-	(1)	(1)
Total exceptional items	(22)	16	(6)

The net gain of £3m on transition to IFRS for other exceptional items included in profit before tax comprises a £1m loss arising from changes in the functional currency of certain foreign intermediate holding companies and a £4m gain arising from the reclassification of certain employee benefit costs to the 1 January 2004 transition balance sheet.

4 Earnings per share

	Under UK GAAP Pence	Impact of transition to IFRS Pence	Under IFRS Pence
Underlying earnings per share	17.2	0.2	17.4
Goodwill amortisation	(6.4)	6.4	-
Exceptional items	(4.0)	2.9	(1.1)
Basic earnings per share	6.8	9.5	16.3

	£m	£m	£m
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	94	1	95
Goodwill amortisation	(35)	35	-
Exceptional items	(22)	16	(6)
Profit attributable to equity shareholders	37	52	89

The weighted average number of ordinary shares in issue for the six months ended 30 June 2004 was 545.1million.

5 Equity dividends

	Under UK GAAP £m	Impact of transition to IFRS £m	Under IFRS £m
Final dividend for 2003 of 9.58p paid on 1 June 2004	-	52	52
Interim dividend for 2004 of 7.16p paid on 3 November 2004	40	(40)	-
	40	12	52

NOTES TO THE FINANCIAL INFORMATION
Six months ended 30 June 2004

6 Net borrowings

	Under UK GAAP* £m	Impact of transition to IFRS £m	Under IFRS £m
At 1 January 2004	(1,169)	(8)	(1,177)
Exchange differences	59	1	60
Acquisitions of businesses	(40)	-	(40)
Disposal of businesses	3	-	3
Cash flow movements	(71)	-	(71)
Amortisation of discount and financing fees	-	(1)	(1)
At 30 June 2004	(1,218)	(8)	(1,226)
At 30 June 2004			
Cash and cash equivalents	(9)	-	(9)
Derivative financial instruments	-	79	79
Borrowings	(1,209)	(87)	(1,296)
	(1,218)	(8)	(1,226)
At 1 January 2004			
Cash and cash equivalents	(17)	-	(17)
Derivative financial instruments	-	63	63
Borrowings	(1,152)	(71)	(1,223)
	(1,169)	(8)	(1,177)

* Adjusted for cash and cash equivalents

7 Principal exchange rates

	US dollar	Euro
At 1 January 2004	1.77	1.42
At 30 June 2004	1.83	1.50
Average for the six months ended 30 June 2004	1.82	1.48

Explanatory notes on the impact of IFRS adjustments to the consolidated income statement for the six months ended 30 June 2004

A summary of the impact of the adjustments between UK GAAP and IFRS as they apply to Rexam's income statement for the six months ended 30 June 2004 is set out below. The principal differences are set out on pages 23 to 25 and page 28.

Goodwill amortisation
Goodwill amortisation of £35m charged under UK GAAP has been reversed under IFRS.

Goodwill in reserves
Goodwill previously written off directly to reserves and recycled to the income statement under UK GAAP of £11m on disposal and £8m on impairment have been reversed under IFRS.

Share based payments
The expense, included in operating costs, increases by £1m under IFRS.

Retirement benefit obligations
Operating costs have been reduced and retirement benefits net finance cost increased by £3m for pension plan and retiree medical administration expenses under IFRS.

Share of profits of associates
An interest charge of £1m and a tax charge of £1m have been reclassified to group share of profit after tax of associates under IFRS.

Functional currencies
Exchange losses resulting from differences between the local currency and functional currency for certain foreign intermediate holding companies increase the interest charge and reduce exchange losses in shareholders' equity by £1m under IFRS.

Deferred tax
Due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination operating costs increase by £5m under IFRS. The net impact of all other adjustments under IFRS increases the tax charge by £2m.

Business combinations

The expense, included in operating costs, reduces by £4m under IFRS arising from the retrospective recognition of fair value adjustments arising on 2003 business combinations.

Other

Other adjustments principally comprise a £4m increase in exceptional profit before tax and exceptional profit attributable to equity shareholders arising from the reclassification of certain employee benefit costs to the 1 January 2004 transition balance sheet.

Explanatory notes on the impact of IFRS adjustments to the consolidated balance sheet at 30 June 2004

A summary of the impact of adjustments between UK GAAP and IFRS as they apply to Rexam's balance sheet at 30 June 2004 is set out below. The principal differences are set out on pages 26 to 29.

Goodwill amortisation

Under IFRS, goodwill amortisation of £35m charged under UK GAAP has been reversed.

Intangible assets

Under IFRS, computer software of £30m has been reclassified from property, plant and equipment to intangible assets, goodwill of £1m has been reclassified to intangible assets and intangible assets of £1m have been recognised as a result of development activities.

Share based payments

Under IFRS, the provision for cash settled options increases by £2m.

Retirement benefit obligations

Under IFRS, retirement benefit obligations increase by £12m relating to death in service benefits, by £1m relating to the valuation of assets at bid prices and by £4m for other adjustments.

Equity dividends

Under IFRS, the interim dividend proposed in 2004 of £40m is not recognised.

Cross currency swaps

Borrowings increase and a derivative financial instrument asset is recognised of £79m.

Deferred tax

Under IFRS, due to the subsequent recognition of deferred tax assets not originally recognised at the time of a business combination, goodwill reduces by £5m. Goodwill increases and deferred tax assets decrease by £1m resulting from a revaluation of property, plant and equipment on 2004 business combinations. The impact of retirement benefit obligation adjustments increases deferred tax assets by £4m. Deferred tax assets of £25m are reclassified from current assets to non current assets. The impact of all other adjustments under IFRS increases goodwill by £1m and is neutral on net deferred tax assets.

Business combinations

Under IFRS, net assets are increased by £5m due to 2004 fair value adjustments on 2003 business combinations.

Other

Other adjustments principally include a £7m increase in property, plant and equipment and in borrowings with respect to the reclassification of a lease.

Special purpose review report of PricewaterhouseCoopers LLP to Rexam PLC ('the Company') on IFRS interim financial information for the six months ended 30 June 2004

We have been instructed by the Company to review the accompanying consolidated IFRS balance sheet of Rexam PLC as at 30 June 2004, the related consolidated IFRS income statement, consolidated statement of changes in shareholders' equity, consolidated statement of recognised income and expense and consolidated cash flow statement for the six months then ended and the related notes (hereinafter referred to as 'the IFRS interim financial information') set out on pages 39 to 46.

Directors' responsibilities

The IFRS interim financial information is the responsibility of, and has been approved by, the directors. It has been prepared as part of the Group's conversion to IFRS in accordance with the Principal Accounting Policies section on pages 4 to 12 which describes how IFRSs have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective and the policies expected to be adopted when they prepare the first complete set of financial statements of the Group on an IFRS basis for the year to 31 December 2005.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the IFRS interim financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an opinion on the IFRS interim financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Group's conversion to IFRS and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Emphasis of matter

Without modifying our review conclusion, we draw your attention to the fact that the Basis of Presentation section on page 3 explains why there is a possibility that the accompanying IFRS interim financial information may require adjustment before constituting the final IFRS comparative information for the six months ended 30 June 2004. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a true and fair view of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the IFRS interim financial information for the six months ended 30 June 2004, which has been prepared in accordance with the basis set out in the Principal Accounting Policies section on pages 4 to 12 which describes how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of financial statements of the Group on an IFRS basis for the year to 31 December 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
7 April 2005

Notes:

(a) The maintenance and integrity of the Rexam website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

FILE 82-3

REXAM

PRESS RELEASE

Rexam presents results for 2004 under IFRS

Rexam, the global consumer packaging group and the world's largest beverage can maker, announces its audited results under International Financial Reporting Standards (IFRS) for the year ended 31 December 2004. The full report, which contains detailed explanations of the IFRS and UK GAAP numbers and includes the auditors' reports, is available on the Rexam web site, www.rexam.com. The report also presents the unaudited results for the six months ended 30 June 2004 under IFRS as well as the audited financial position at 1 January 2005 following adoption of IAS32 and IAS39.

The full year 2004 results prepared on an IFRS basis and those under UK GAAP can be summarised as follows:

Underlying*	**IFRS**	**UK GAAP**
Operating profit**	£389m	£385m
Profit before tax	£293m	£300m
Earnings per share	37.5p	38.2p
Statutory		
Operating profit**	£371m	£294m
Profit before tax	£278m	£195m
Earnings per share	36.8p	21.0p
Consumer Packaging margin***	12.6%	12.5%
Shareholders' equity	£894m	£786m

* IFRS: before exceptional items; UK GAAP: before goodwill amortisation and exceptional items.
** Excludes associates.
*** Consumer Packaging comprises the Beverage Packaging and Plastic Packaging operations.

Graham Chipchase, Group Finance Director, commented: "The transition to IFRS has gone well and we are pleased to present audited financial information well within the timescale laid down by the EU. We have addressed not only the financial effect but also the impact on systems, people and processes. As previously indicated in December 2004, the underlying profit and earnings per share for 2004 under IFRS are not significantly different to those reported under UK GAAP."

7 April 2005



PRESS RELEASE

Enquiries

Rexam PLC 020 7227 4100

Graham Chipchase, Group Finance Director
Ashley Dolling, Group Chief Accountant
Andrew Mills, Group Communications Director

Financial Dynamics 020 7269 7291

Richard Mountain

Editors' notes:

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's web site at www.rexam.com